

03022639

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty International PLC

*CURRENT ADDRESS 40 Broadway
London SW1H 0BT
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34722 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☑
DEF 14A	*(PROXY)*	☐		

OICF/BY: EBS

DATE : 6/6/03

82-34722

SCHEDULE II

03 MAY 29 AM 7:21

LIST OF INFORMATION MADE PUBLIC OR DISTRIBUTED BY THE COMPANY TO OR FOR ITS SHAREHOLDERS SINCE 1 JANUARY 2002.

1.	Statement confirming the redemption of 5.5% Subordinated Convertible Bonds due 2009	02 Jan 2002
2.	Director's Shareholding Movement	03 Jan 2002
3.	Announcement of a 55 shareholding in Rodamco North America	10 Jan 2002
4.	Announcement of a $119 Acquisition of Serramonte Shopping centre, California	07 Feb 2002
5.	Final Results	12 Feb 2002
6.	Dividend Announcement	12 Feb 2002
7.	Directors' Shareholding Movement	14 Feb 2002
8.	Director's Shareholding Movement	20 Feb 2002
9.	Directors' Shareholding Movement	22 Feb 2002
10.	Posting of Annual Report & Accounts announcement to Stock Exchange	25 Feb 2002
11.	Copy of Annual Report and Accounts 2001 & AGM Notice	25 Feb 2002
12.	Director's Shareholding Movement	25 Feb 2002
13.	Annual Report & Accounts Availability Announcement	26 Feb 2002
14.	SAR – Donald Gordon	01 Mar 2002
15.	Director's Shareholding Movement	01 Mar 2002
16.	Director's Shareholding Movement	01 Mar 2002
17.	Directors' Shareholding Movement	04 Mar 2002
18.	Director's Shareholding Movement	07 Mar 2002
19.	Director's Shareholding Movement	07 Mar 2002
20.	Purchase of own Securities	07 Mar 2002
21.	Director's Shareholding Movement	12 Mar 2002
22.	Director's Shareholding Movement	12 Mar 2002
23.	Director's Shareholding Movement	18 Mar 2002
24.	Directors' Shareholding Movement	22 Mar 2002
25.	Director's Shareholding Movement	25 Mar 2002
26.	Trading Statement	26 Mar 2002
27.	Statement regarding Planning Permission at Braehead	27 Mar 2002
28.	Confirmation of Exchange Rate for 2001 Final Dividend	28 Mar 2002
29.	Director's Shareholding Movement	02 Apr 2002
30.	Director's Shareholding Movement	02 Apr 2002
31.	Director's Shareholding Movement	02 Apr 2002
32.	Directors' Shareholding Movement	08 Apr 2002
33.	Director's Shareholding Movement	08 Apr 2002
34.	Directors' Shareholding Movement	09 Apr 2002
35.	Director's Shareholding Movement	16 Apr 2002
36.	Directors' Shareholding Movement	17 Apr 2002
37.	Director's Shareholding Movement	22 Apr 2002
38.	SAR – Donald Gordon	22 Apr 2002
39.	Norwich Retail Development	14 May 2002
40.	Director's Shareholding Movement	16 May 2002

41.	Director's Shareholding Movement	17 May 2002
42.	Director's Shareholding Movement	07 Jun 2002
43.	State re Liberty International PLC Shares to trade on SETS	21 Jun 2002
44.	Director's Shareholding Movement	21 Jun 2002
45.	Statement re £211 Million Secured Term Financing	25 Jun 2002
46.	Director's Shareholding Movement	28 Jun 2002
47.	Directors' Shareholding Movement	01 Jul 2002
48.	Director's Shareholding Movement	01 Jul 2002
49.	Price Monitoring Extension	30 Jul 2002
50.	Interim Results	31 Jul 2002
51.	Confirmation of Exchange Rate for 2002 Interim Dividend	08 Aug 2002
52.	Director's Shareholding Movement	12 Aug 2002
53.	Director's Shareholding Movement	19 Aug 2002
54.	Director's Shareholding Movement	09 Sept 2002
55.	Block Listing – Interim Review	10 Sept 2002
56.	Director's Shareholding Movement	16 Sep 2002
57.	Directors' Shareholding Movement	19 Sept 2002
58.	Director's Shareholding Movement	23 Sept 2002
59.	Director's Shareholding Movement	30 Sept 2002
60.	Holding in Company	08 Oct 2002
61.	Price Monitoring Extension	08 Oct 2002
62.	Director's Shareholding Movement	10 Oct 2002
63.	Director's Shareholding Movement	16 Oct 2002
64.	Directors' Shareholding Movement	23 Oct 2002
65.	Holding in Company	28 Oct 2002
66.	Liberty International assumes General Partnership Role following the retirement by Baffin(UK) as a general Partner of Victoria Centre Partnership, Nottingham	04 Nov 2002
67.	Issue of Equity	06 Nov 2002
68.	Result of Issue of Equity	06 Nov 2002
69.	SAR – D Gordon	07 Nov 2002
70.	Director's Shareholding Movement	07 Nov 2002
71.	Holding in Company	07 Nov 2002
72.	Directors' Shareholding Movement	08 Nov 2002
73.	Holding in Company	12 Nov 2002
74.	SAR – D Gordon	13 Nov 2002
75.	Director's Shareholding Movement	13 Nov 2002
76.	Holding in Company	13 Nov 2002
77.	Holding in Company	13 Nov 2002
78.	Directors' Shareholding Movement	13 Nov 2002
79.	Holding in Company	13 Nov 2002
80.	Letter to Shareholders	14 Nov 2002
81.	Director's Shareholding Movement	18 Nov 2002
82.	Director's Shareholding Movement	26 Nov 2002
83.	Director's Shareholding Movement	02 Dec 2002
84.	Director's Shareholding Movement	09 Dec 2002
85.	Director's Shareholding Movement	11 Dec 2002
86.	Director's Shareholding Movement	11 Dec 2002

87.	Letter to Shareholders	13 Dec 2002
88.	Statement re Shareholding in Great Portland Estates PLC	16 Dec 2002
89.	SAR - Great Portland Estates PLC	16 Dec 2002
90.	Director's Shareholding Movement	17 Dec 2002
91.	Director's Shareholding Movement	23 Dec 2002
92.	Directors' Shareholding Movement	30 Dec 2002
93.	Director's Shareholding Movement	06 Jan 2003
94.	Open Market Valuations as at 31 December 2002	28 Jan 2003
95.	Holding in Company	29 Jan 2003
96.	SAR - Great Portland Estates PLC	29 Jan 2003
97.	SAR - Great Portland Estates PLC	31 Jan 2003
98.	Holding in Company	05 Feb 2003
99.	Holding in Company	11 Feb 2003
100.	Final Results	12 Feb 2003
101.	Director's Shareholding Movement	18 Feb 2003
102.	Directors' Shareholding Movement	18 Feb 2003
103.	Director's Shareholding Movement	24 Feb 2003
104.	Director's Shareholding Movement	25 Feb 2003

105. Posting of the Annual Report & Accounts and AGM Notice — 26 Feb 2003
106. Copy of the Annual Report & Accounts and AGM Notice — 26 Feb 2003
107. Copy Corporate Social Responsibility Report 2002 — 26 Feb 2003
108. Director's Shareholding Movement — 27 Feb 2003
109. Director's Shareholding Movement — 03 Mar 2003
110. SAR - Great Portland Estates PLC — 04 Mar 2003
111. Directors' Shareholding Movement — 04 Mar 2003
112. Holding in Company — 07 Mar 2003
113. Director's Shareholding Movement — 10 Mar 2003
114. Director's Shareholding Movement — 10 Mar 2003
115. Director's Shareholding Movement — 12 Mar 2003
116. Purchase of Own Securities — 13 Mar 2003
117. Further Posting re Notice of AGM — 14 Mar 2003
118. Copy of Additional Notice of AGM — 14 Mar 2002
119. SAR - Great Portland Estates PLC — 17 Mar 2003
120. Directors' Shareholding Movement — 17 Mar 2003
121. Holding in Company — 20 Mar 2003
122. Director's Shareholding Movement — 21 Mar 2003
123. AGM Statement — 26 Mar 2003
124. Statement on Corporate Governance — 26 Mar 2003
125. Result of AGM — 26 Mar 2003
126. Holding in Company — 27 Mar 2003
127. Confirmation of Exchange Rate for 2002 Final Dividend — 28 Mar 2003
128. Director's Shareholding Movement — 02 Apr 2003
129. SAR - Great Portland Estates PLC — 03 Apr 2003
130. Director's Shareholding Movement — 11 Apr 2003
131. Director's Shareholding Movement — 22 Apr 2003





Full Text Announcement



Company	Liberty International PLC
TIDM	LII
Headline	Stmnt re - 5.5% Conv. Bonds
Released	07:00 2 Jan 2002
Number	3292P

Redemption of 5½ per cent. Subordinated Convertible Bonds due 2009 (the "Bonds") (ISIN GB 0006834781 (Registered) and XS 0098407884 (Bearer))

Liberty International PLC ("the Company") confirms that all the above Bonds, of which £31,314,430 were outstanding, were redeemed by the Company on 31st December 2001.

As at close of business on 31st December 2001, the 5½ per cent. Subordinated Convertible Bonds ceased to be listed on the London Stock Exchange.

END

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2

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	(i) 100,000 (ii) 125,000 (iii) 100,000 (iv) 110,000
8	Percentage of issued class:	0.153%
9	Class of security:	Ordinary Shares
10	Price per share:	(i) 485p (ii) 484p (iii) 481p (iv) 486.27p
11	Date of transaction:	(i) 24.12.01 (ii) 27.12.01 (iii) 28.12.01 (iv) 31.12.01
12	Date company informed:	02.01.02
13	Total holding following this notification:	25,103,930

14	Total percentage holding of issued class following this notification:	8.83%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 3 January 2002

Approved for release.......................................

Date.......................................

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Company	Liberty International PLC
TIDM	LII
Headline	Shareholding in Rodamco
Released	16:30 10 Jan 2002
Number	8092P

Announcement of 5% shareholding in Rodamco North America N.V. ("RNA").

Liberty International PLC has acquired 2.26 million shares in RNA representing over 5% of RNA's issued share capital. The shares have been acquired by recent market purchases at an aggregate cost of US $97.3 million (£67.5 million) and an average price of US $43 (£30) per share.

This announcement is being made in terms of UKLA Listing Rule 10.31 relating to Class 2 Transactions.

RNA is a major property investment company operating in the United States and is one of the largest property companies quoted on the Official Market of Euronext Amsterdam. Through focus on its core business of top quality retail properties, RNA now ranks as the third largest shopping mall owner in the US and the front runner in premium properties. RNA owns interests in 35 regional shopping malls located across the US.

As at 31 August 2001, RNA's consolidated balance sheet showed total investments, primarily represented by its US regional mall interests, of US $6.4 billion (£4.4 billion) and shareholders' equity of US $2.7 billion (£1.9 billion). Published net assets per share as at that date amounted to around US $60 (£42). Net rental income for the six month period ended 31 August 2001 including income from shopping centre participations amounted to US $241 million (£167 million) with a net profit of US $111 million (£77 million) and net profit per share of US $2.47 (£1.72). Net profit per share for the twelve months ended 28 February 2001 amounted to US $4.78 (£3.31).

RNA has 45.1 million shares in issue excluding 14.7 million non-participating shares recently issued to an external trust. Other major shareholders are Westfield Holdings Limited, the major Australian and international shopping centre operator, with a 23.9% shareholding, and the Dutch pension fund, ABP, with a 6.6% shareholding.

Donald Gordon, Chairman of Liberty International commented:

"As the leading player in the UK shopping centre industry, Liberty International is pleased to have obtained a significant shareholding in Rodamco North America, a premium franchise in quality US regional malls. On investment grounds, the shareholding is attractive having been acquired at a substantial discount to net asset value and the current market price. At our price of entry, the holding has a yield of over 11% in a situation with both short term and strategic possibilities."

10 January 2002

Enquiries:

Liberty International PLC:

Tel: 020 7960 1201

Tel: 020 7960 1207

Donald Gordon, Chairman

David Fischel, Chief Executive

Public Relations:

Michael Sandler, Hudson Sandler Tel: 020 7796 4133

Notes for Editors

Liberty International PLC is a major UK listed property group owning 100 per cent of Capital Shopping Centres PLC, the leading regional shopping centre business, and Capital & Counties plc, a commercial and retail property investment and development business.

Property assets under management, including partners' interests, amount to over £5.0 billion of which £4.2 billion is directly owned.

The group's £4 billion regional shopping centre portfolio operated by Capital Shopping Centres includes 6 of the UK's top 15 shopping centres, receives approaching 200 million customer visits per annum, and includes such landmark assets as Thurrock, Lakeside, the MetroCentre, Gateshead, and Braehead Glasgow. The most recently opened shopping centre was The Chimes, Uxbridge, which opened in March 2001, the group's tenth centre.

The current development programme of Capital Shopping Centres includes a major £80 million extension at MetroCentre and projects at Oxford, Cardiff and Liverpool which are at the planning stage.

The £1.0 billion commercial property portfolio operated by Capital & Counties includes significant holdings in London's West End, particularly in Piccadilly, Covent Garden, the Strand, Regent Street and High Street Kensington, together with retail interests in major UK cities and a property business in California with some $200 million of assets. Capital &

Counties recently announced the £70 million acquisition of King's Reach, Southwark, a 275,000 sq.ft. office and retail complex on London's South Bank.

Liberty International has 284.2 million ordinary shares in issue with a net asset value per share (diluted) at 30 June 2001 of 812p and shareholders' funds of £2.4 billion at that date.

Liberty International has been listed on the London Stock Exchange since July 1992, where it ranks as the fourth largest listed property company, and is also listed on the Johannesburg Stock Exchange.

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Company	Liberty International PLC
TIDM	LII
Headline	$119m US Property Acquisition
Released	10:49 7 Feb 2002
Number	1176R

$119 million acquisition of Serramonte Shopping Center, California

Liberty International group, through its wholly owned US subsidiary, Capital & Counties USA Inc, has exchanged contracts for the purchase of a major regional shopping mall, Serramonte Shopping Center, Daly City, California for $119 million at an initial yield of 9%.

The Serramonte Shopping Center consists of 850,000 square feet of single level retail space, anchored by Macy's, Target and Mervyn's, with 4,645 car parking spaces on 80 acres. It is located at the intersection of interstate Highway 280 and Highway 1 immediately to the South of the City of San Francisco and is the centerpiece of a highly successful regional retail hub in Northern California which includes a collection of "big box" retailers such as Home Depot, Nordstrom Rack, Costco, Bed Bath and Beyond and Toys 'R Us.

The property is subject to a $66.9 million non-recourse mortgage at 6.93 % repayable in January 2005. The balance of the consideration will be provided from the group's overall cash resources.

The acquisition represents a significant step forward for the group's US entity, which had some $200 million of assets at the end of 2001, and will be immediately earnings enhancing for the group. The center is considered to provide a number of value adding opportunities.

Press Enquiries:

Liberty International PLC/Capital & Counties USA Inc

David Fischel,
Chief Executive , Liberty International — 020 7960 1207

John Saggers,
Director, Liberty International
Managing Director, Capital & Counties — 020 7887 7041

Public Relations

UK
Michael Sandler, Hudson Sandler — 020 7796 4133

SA
Nicholas Williams, College Hill Associates — 020 7457 2020

Notes for Editors

Liberty International PLC is a major UK listed property group owning 100 per cent of Capital Shopping Centres PLC, the leading regional shopping centre business, and Capital & Counties plc, a commercial and retail property investment and development business.

Property assets under management, including partners' interests, amount to over £5.0 billion of which £4.2 billion is directly owned.

The group's £3.2 billion regional shopping centre portfolio operated by Capital Shopping Centres includes 6 of the UK's top 15 shopping centres, receives approaching 200 million customer visits per annum, and includes such landmark assets as Thurrock, Lakeside, the MetroCentre, Gateshead, and Braehead Glasgow. The most recently opened shopping centre was The Chimes, Uxbridge, which opened in March 2001, the group's tenth centre.

The current development programme of Capital Shopping Centres includes a major £80 million extension at MetroCentre and projects at Oxford, Cardiff and Liverpool which are at the planning stage.

The £1.0 billion commercial property portfolio operated by Capital & Counties includes significant holdings in London's West End, particularly in Piccadilly, Covent Garden, the Strand, Regent Street and High Street Kensington, together with retail interests in major UK cities and a property business in California with some $200 million of assets.

Liberty International has 284 million ordinary shares in issue with a net asset value per share (diluted) at 30 June 2001 of 812p and shareholders' funds of £2.4 billion at that date. The preliminary announcement of the result for the year ended 31 December 2001 is scheduled for Tuesday 12th February 2002.

Liberty International has been listed on the London Stock Exchange since July 1992 and is also listed on the Johannesburg Stock Exchange.

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Company	Liberty International PLC
TIDM	LII
Headline	Final Results
Released	07:00 12 Feb 2002
Number	3092R

LIBERTY INTERNATIONAL PLC

2001 PRELIMINARY ANNOUNCEMENT

12 February 2002

Enquiries:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)207 960 1207
Aidan Smith	Finance Director	+44 (0)207 960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)207 796 4133
SA:	Nicholas Williams, College Hill Associates	+44 (0)207 457 2020
	Robyn Hunt, College Hill Associates	+00 27 11 447 3030

Liberty International PLC is a major UK listed property group with investment properties and other property-related investments of over £4.25 billion. The group's three areas of activity are Capital Shopping Centres PLC, the leading UK regional shopping centre business, Capital & Counties plc, the retail and commercial property business concentrated on Central London with interests in California, USA, and investment activities in real estate related financial market opportunities.

Preliminary Results for the year to 31 December 2001

Financial Highlights

- First annual results to reflect a full twelve months' impact from the major restructurings in 1999 and 2000
- Investment properties and other property-related investments increased by £245 million to a total of £4.25 billion
- Share capital and reserves of £2.4 billion, increased by £46 million in the year

- Net debt of £1.7 billion (2000 - £1.6 billion) with debt to assets ratio unchanged at around 40 per cent, an appropriate and efficient level for a long term property business, and no significant debt maturities before 2009

- Completion of two major long-term "non-recourse" financings totalling £1.28 billion, significantly strengthening and improving the group's long term financial structure

- Net asset value per share (diluted) increased by 3.9 per cent to 827p (2000 – 796p)
- Net revaluation surplus of £12 million on the basis of valuations conducted by independent external valuers
- Resilient income streams with property investment income up 6.2 per cent to £203.9 million compared with £192.0 million in 2000
- Recurring interest payable increased from £83.4 million to £119.9 million as a result of increased debt following £600 million share buy backs in 2000
- Profit before taxation of £90.9 million including exceptional profits of £11.4 million (2000 - £153.0 million including exceptional profits of £20.2 million and realised gains on listed property shares of £24.3 million)
- Earnings per share before exceptional items of 24.49p (2000 – 32.05p including 6.85p of earnings from realised gains on listed property shares)
- Total return (net asset value per share growth and dividend) for 12 month period of 6.8 per cent
- Dividend per share increased by 4.6 per cent to 22.75p (2000 – 21.75p)

Donald Gordon, Chairman of Liberty International, commented:

"Liberty International's emergence as a focussed UK based property enterprise gathered pace in 2001. In 1999, we commenced the process of gaining independence from our former controlling shareholder. In 2000, we achieved that in a manner which improved the efficiency of the group's capital structure, by increasing our gearing to an appropriate level, and further streamlined our structure through the acquisition of the outstanding 25 per cent interest in Capital Shopping Centres PLC. In 2001, we completed our exit from financial services with the disposal of our unit trust business.

Our full attention is therefore now directed to the energetic development of our core property business, real estate related financial market opportunities and the company's future dynamic growth. A number of positive steps were taken in the year, particularly in increasing the programme of major shopping centre and commercial development opportunities and in strengthening and improving the group's long term financial structure.

The results for the year are a testimony to the underlying strength and resilience of our business in the more challenging economic conditions."

Dividends

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 12p (2000 – 11.5p) to bring the total ordinary dividend per share for the year to 22.75p (2000 – 21.75p).

The following are the salient dates for the payment of the final dividend:

27 March 2002	Sterling/Rand exchange rate struck.
8 April 2002	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
10 April 2002	Ordinary shares listed ex-dividend on the London Stock Exchange.
12 April 2002	Record date for final dividend in London and Johannesburg.
2 May 2002	Dividend cheques posted to shareholders.
3 May 2002	Dividend payment day. Where previously requested, dividend cheques available for collection from Registrar.

South African shareholders should note that, in accordance with the requirements of STRATE, the Final Date will be 27 March 2002 and the last day to trade cum dividend will be 5 April 2002. No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange and no transfers between the UK and South African registers may take place from 27 March to 12 April inclusive.

Contents

This document contains:

- Financial highlights
- Chairman's statement
- Preliminary results
- Review of operations
- Group financial review

All of the above are available on Liberty International PLC's website at www.liberty-international.co.uk.

Further Information

Liberty International PLC is today making a presentation to property analysts in London. The full text of the presentation, which does not form part of the Preliminary Announcement, is available today on Liberty International PLC's website at www.liberty-international.co.uk.

CHAIRMAN'S STATEMENT

Introduction - A dynamic and focussed property enterprise

Liberty International's emergence as a focussed UK based property enterprise gathered pace in 2001.

In 1999, we commenced the process of gaining independence from our former controlling shareholder. In 2000, we achieved that in a manner which improved the efficiency of the group's capital structure, by increasing our gearing to an appropriate level, and further streamlined our structure through the acquisition of the outstanding 25 per cent interest in Capital Shopping Centres PLC. In 2001, we completed our exit from financial services with the disposal of our unit trust business.

Our full attention is therefore now directed to the energetic development of our core property business, real estate related financial market opportunities and the company's future dynamic growth. A number of positive steps were taken during the year, particularly in increasing the programme of major shopping centre and commercial development opportunities and in strengthening and improving the group's long term financial structure.

Key achievements of 2001

Key achievements of the year were

- opening of The Chimes, Uxbridge in March 2001, with tenant trading exceeding all our expectations and full occupancy being rapidly achieved before the year end
- encouraging retailer sales figures from our major regional centres, with reporting retailers indicating 21 per cent growth at Braehead, Glasgow and 8 per cent at Lakeside, Thurrock in Essex
- assembling a significant shopping centre development and investment programme, predominantly at the pre-development and planning stage
- completion of two major long term "non-recourse" financings, £730 million secured on Braehead and MetroCentre, Gateshead, and £550 million secured on the Lakeside shopping centre
- advancement and upgrading of the commercial property business of Capital & Counties plc, both in the UK and USA and in particular the £70 million acquisition of King's Reach, Southwark, London
- aggregate exceptional profits from share investment and financing of over £8 million, as we develop our range of activities in this aspect of the business
- disposal of Portfolio Fund Management Limited, the group's unit trust business, for £12 million, achieving an exceptional profit of £3 million
- a 3.9 per cent increase in diluted net asset value per share from 796p to 827p
- a positive combined income and capital return of 6.8 per cent, a testimony to the underlying strength and resilience of our business in the more challenging economic conditions

Capital Shopping Centres

Our focus on the country's major regional shopping centres, with ten completed centres including

six of the UK's premier fifteen centres, provides major competitive and strategic strength. Our leading centres continue to represent attractive and prime trading locations for retailers aspiring to long term success in the UK and we have maintained effectively full occupancy throughout the year.

The resilience of income streams, which increased from £136 million to £146 million, our irreplaceable franchise from household names such as Lakeside, MetroCentre and Braehead and the advantages of scale in the business with over 180 million annual customer visits to our ten centres, provide a powerful platform for profitable expansion and continued growth.

Capital Shopping Centres has now assembled an attractive development programme for the future including the £80 million MetroCentre extension scheduled for completion in 2004; a 50 per cent interest in the £220 million Oxford project where the outcome of a public planning inquiry is awaited in 2002; Braehead Phase II including 145 acres of undeveloped land surrounding the shopping centre; major longer term partnership opportunities in Cardiff and Liverpool. From our existing portfolio, Eldon Square, Newcastle and the Victoria Centre, Nottingham may also present attractive development and investment opportunities in 2002. Other high quality projects are also being assessed and evaluated.

Capital & Counties

Our quality commercial and retail property business again made excellent progress. Income grew by 9 per cent on a like for like basis to £57.4 million. With negligible voids at 1 per cent and a conservative valuation basis, this business has considerable potential.

Our commercial business is increasingly focussed on Central London, the engine room of the UK economy. This focus was reinforced close to the year end by the acquisition for £70 million of King's Reach, Southwark, a 32 storey office tower with significant refurbishment potential on London's South Bank, conveniently close to the City of London.

Our US business, while representing only 3 per cent of the group's overall assets, produced 6 per cent of the group's property investment income. The positive gap between the yields available on property and the cost of borrowing now makes the US more attractive as an investment market than for some time, notwithstanding anticipated difficulties following the collapse of the US equity bubble and the economic slowdown. Since the year end, we have announced the acquisition of a major US regional shopping centre, the Serramonte Center, in Daly City, immediately to the south of the City of San Francisco, for $119 million with an initial yield of 9 per cent.

Valuations

After strongly rising property values for almost a decade since mid 1992, a temporary slowdown was hardly unexpected in the light of tumbling equity markets and diminishing investor and tenant confidence. However, with little evidence of the excessive supply and overbuilding which characterised the last downward cycle at the end of the 1980's, quality UK real estate still appears well placed in the current environment to perform its long standing role as a store of value given the strong and stable yield underpin at current valuations.

Indeed, the unusual opportunity to invest in quality property at yields exceeding the cost of borrowing has not been available for many years. This implies an extremely favourable environment for powerful property companies with access to finance to expand their business selectively and at the same time to improve earnings for shareholders with potential for long term capital appreciation.

Overall, capital returns from our shopping centres amounted to a negative 0.3 per cent, with the reduction caused not by falls in values but rather by ongoing capital expenditure and in particular the final settlement of the construction contract at Braehead and associated costs. The commercial and retail valuation surplus amounted to 2.9 per cent (3.6 per cent in the UK and 0.9 per cent in the USA). These valuations resulted in an aggregate improvement in net worth of some £12 million for the year which we regard as an excellent outcome in current economic conditions.

Also, in view of the uncertainty prevailing in the UK and international markets, the valuers have adopted a somewhat more conservative stance in their valuations at 31 December 2001. This is indicated by the slightly higher weighted average yield basis of 6.15 per cent applied to all our shopping centre assets compared with 6.03 per cent last year. Equivalent yields on the UK commercial and retail business were overall unchanged at 8.4 per cent .

Reassuringly, income has increased across the shopping centre portfolio and at our flagship centre, Lakeside, trading levels are recovering strongly from the impact of the Bluewater centre which opened south of the Thames in 1999. Considerable effort is being made to achieve a more cohesive marketing strategy involving all the retail activities in the Lakeside area. Lakeside shopping centre itself at 1.37 million square feet is the largest and core component of 4 million square feet of space, constituting the largest overall retail aggregation in Europe, catering for all the requirements of its customer base in Essex and the south east of England. An interesting perspective on the scope still available within Lakeside's catchment area is that first time visitors to Lakeside still amount to an estimated 5 per cent of total visitors.

Results for the year

Net asset value per share increased from 796p to 827p, an increase of 3.9 per cent. Including the dividend of 22.75p, the total combined return for the year amounted to 6.8 per cent.

Valuation surpluses contributed 4p to the increase in net asset value per share, share buy backs and the repurchase and cancellation of convertible bonds contributed 23p, and retained profits account for the balance of 4p.

This year's profits reflect the group's substantially reduced capital base, as a consequence of the significant share buybacks in the second half of 2000 amounting to over one-third of the issued share capital of Liberty International and involving a payment of over £600 million. The buy backs improved the efficiency of the company's capital structure, including reducing the overall tax rate, but did result in an increased interest charge in 2001. Further, 2000's abnormal level of one-off profits from share trading activities and the disposal of businesses was not matched in 2001.

The most important measure of performance, net property investment income, showed consistent

growth from £192.0 million to £203.9 million including a first time contribution for nine months from The Chimes, Uxbridge of £4.3 million.

Profit before taxation for the year amounted to £90.9 million with earnings per share of 27.6p or, excluding exceptional profits, 24.5p.

Exceptional profits amounted to £11.4 million before taxation in 2001, notably including £9 million of gains on early termination of interest rate swap arrangements and surplus of £8 million on the repurchase of £112 million CSC unsecured bonds offset by the premium over book value of £9 million on repurchase and cancellation of Liberty International convertible bonds.

Dividend

Following the practice of the company to distribute the bulk of the year's recurring revenue profits after tax by way of dividend, the directors are recommending a final dividend of 12.0p, bringing the full year's dividend to 22.75p (2000 – 21.75p), an increase of 4.6 per cent.

Financial Position

After the group's gearing levels were increased substantially in 2000, balance sheet financial ratios did not change materially in 2001. The debt to assets ratio was maintained around 40 per cent of long term assets, as investment properties increased from £4.0 billion to £4.1 billion and net borrowings from £1.6 billion to £1.7 billion.

On a consolidated basis, interest cover (profit before interest and tax divided by interest costs for the year) amounted to over 1.6 times.

The group's financial position therefore continues to be extremely sound with debt levels appropriate for a long term property business. This is particularly so when proper account is taken of the stable cash flows from our assets and the benefit of the "non-recourse" debt structures entered into in 2001 in reducing the risk to shareholders and unsecured bondholders from a serious deterioration in the performance of the major assets, however unlikely that may be.

Financing

Our financing strategy in 2001 was to combine a lengthening of the group's debt maturity profile with an improvement in its efficiency, risk profile and interest rate structure. Two major non-recourse financings; first on MetroCentre and Braehead (£730 million) and secondly on Lakeside (£550 million), raised £1.28 billion with 15 and 10 year maturities respectively. Our move to asset specific, non-recourse finance structures both suits our asset profile and reflects market conditions in capital markets, where finance is available on this basis, with both longer maturities and on finer margins.

These facilities replaced some £600 million of short term finance connected with last year's major share buy back and provided the finance for repurchases of £112 million unsecured bonds and £100 million of convertible bonds at attractive prices and margins. In addition, the group expended £155 million on acquisitions net of disposals and on improvements to investment properties during the year. Undrawn amounts at year end on these facilities of £280 million and other unsecured facilities of around £180 million provide adequate scope for the future development of the business.

Our debt structure is now extremely defensive. No significant debt maturities arise before 2009 and the weighted average debt maturity is 12 years (2000 - 9 years). With extensive utilisation of interest rate swaps, the bulk of our debt is effectively at fixed rates for considerable periods and at an attractive weighted average interest rate of 7.1 per cent (2000 - 7.2 per cent).

The 'mark to market' adjustment of our £1.7 billion debt and related hedging amounted to £107 million at 31 December 2001, equivalent to 25p per share net of tax. Virtually all of this negative adjustment relates to £230 million of Capital & Counties' first mortgage debenture stocks, 11.25 per cent maturing in 2021 (£80 million) and 9.875 per cent maturing in 2027 (£150 million), which were entered into over 10 years ago. Excluding the adverse effects of these issues, the weighted average interest rate would be 6.6 per cent, a rate close to the current market which reflects positively on our debt management over the past decade in an era of gradually reducing interest rates.

Following the decision taken in December 2001 to call the outstanding £64 million of 5½ per cent 2009 convertible bonds, some £32 million converted, providing additional permanent equity capital; while the repurchase in the year of 1.7 million ordinary shares at an average of 511p per share and £100 million nominal in aggregate of convertible bonds provided a worthwhile enhancement to group net asset value per share.

Financial markets and property environment

Impacted by the traumatic events in the USA on 11 September, major equity markets followed the previous year's slump with a further decline in 2001, the first occasion in the case of the UK of two consecutive years' decline since 1973/4. The FTSE 100 Index fell over the year by some 16 per cent following a fall of 10 per cent the previous year, with the US equivalent, the Standard & Poor's 500 index, falling by 13 per cent, after a 10 per cent fall in 2000. The US NASDAQ index, dominated by high technology, experienced a further torrid year, falling by 21 per cent, following a drop of 39 per cent in 2000.

While not unaffected, property shares held up relatively well, with the FTSE 350 Real Estate Index falling by 9 per cent after rising by 17 per cent in 2000. The marked divergence of relative returns over the last two years between property shares and equities in general certainly vindicates our strategic decision to focus entirely on real estate, with the market price of Liberty International shares remaining virtually unchanged year on year at 484p. Since the year end, the market price has increased by 11 per cent to 538p on 8 February 2002.

The average discount to net assets per share for the major property companies in the FTSE Real Estate Index was estimated at over 30 per cent at the year end, implying a considerable buffer for any valuation uncertainties in the current environment.

At the 15 year maturity, UK Government bond yields actually rose in the year from 4.7 per cent to 5.0 per cent. However, domestic interest rates fell sharply at the short end, with base rates falling from 6 per cent to 4 per cent, providing some impetus to retail sales which are estimated to have grown by 6.4 per cent year on year (2000 – 5.5 per cent).

In general, despite negative sentiment in financial markets, the underlying UK economy proved extremely resilient in 2001, with overall growth estimated at a respectable level of 2.4 per cent, providing a reasonable background for our predominantly retail property business.

In our planning, we are conscious of a possible period of slow down in real growth in retail spending after some years of above trend activity and with the prospect of a less buoyant economy. However, our major shopping centres have historically weathered such an environment admirably and have proved the virtues of quality, market position and critical mass in their regional catchment areas.

The investment case for property

Increased interest in real estate can now be detected, even from investors hitherto most dedicated to equities. Historical evidence is ever more in property's favour, with relentless one year, three year

and now also five year outperformance of UK equities and other investments, as set out in the following table:

	Yield at 31 December 2001	Total Return (Compound) 1 year	3 years (per annum)	5 years (per annum)
	%	%	%	
Property (initial yield)	7.07	7.1	10.6	11.9
(equivalent yield)	8.54			
Gilts (15-20 years)	4.98	3.9	2.1	11.2
UK equities (FT – All Share)	2.63	-13.3	0.4	7.3

(Source: Property yields - IPD Monthly Index December 2001. The initial yield reflects passing rents only. Equivalent yield takes account of current rental values.)

Investment fundamentals such as yield, and the stability and resilience of cash flows from quality real estate, look increasingly attractive as a safe haven for disenchanted followers of the "growth at any price" equity cult.

We have always believed that successful property investment is based on steady long term compounding of real returns rather than a few dramatic performances which cannot be sustained. Our combined income and capital return for the last five years amounts to a compound annual 17 per cent. Over the 17 years since the end of 1984 when property became the group's predominant activity, a period which includes the very poor years of 1990 to 1992 as well as the exceptionally buoyant last five years, Liberty International's net asset value has grown from 206p* to 827p and the dividend per share from 4.34p* to 22.75p. The combined return in terms of net asset value per share and net dividends amounts to a compound annual 12.2 per cent over 17 years. This represents a substantial real return compared with the annualised 3.9 per cent increase in the UK retail price index over the same period.

* Adjusted for the impact of 1992 rights issue.

Directorate, management, staff and shareholders

I would like to convey my special appreciation to Phillip Sober who, having attained the age of 70, will not be seeking reappointment at this year's Annual General Meeting. He has served as a non-executive director since 1983 and chaired the Audit Committee since 1993. His contributions to the deliberations of the Board have invariably been balanced, wise and helpful and we have benefited enormously from his deep knowledge of the UK property industry derived from long first hand professional experience.

I am also delighted that our executive directors and senior management have now integrated so successfully following last year's merger between Liberty International and Capital Shopping Centres and enthusiastically share a common vision to build the group into a pre-eminent real estate franchise in the UK and internationally.

My thanks also to my fellow Board members, to our senior management and to all the staff for their collective efforts and commitment to ensuring another successful year, and, most importantly, to all our shareholders for their continuing support.

Future plans and prospects

For a group such as ours, with powerful assets and a strong financial position, the major advantage of less favourable economic conditions is that more attractive investment opportunities appear as some competing investors withdraw to the sidelines. With the ability to borrow for the long term at low margins and to obtain an immediate positive return on quality assets, the outlook appears exceptionally favourable other than in the unlikely event of deflation becoming a feature of the economic scene. We continue to remain focussed on fundamentals such as yield, location and quality as we strive to deliver attractive long term real returns for shareholders.

Donald Gordon
Chairman
12 February 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2001

	Notes	**Year ended 31 December 2001 Unaudited £'m**	Year ended 31 December 2000 Audited £'m
Turnover	2	**331.0**	362.0
Property investment income:			
Rents receivable		**258.3**	243.1
Service charge and other income		**41.0**	35.8
		299.3	278.9
Rents payable		**(45.0)**	(37.5)
Property outgoings		**(50.4)**	(49.4)
Net property investment income		**203.9**	192.0
Property trading		**6.3**	11.4
Investment and financial services income		**5.6**	9.6
Realised gains on listed property shares		**3.5**	24.3
Administrative expenses		**(19.9)**	(21.1)
Operating profit	2	**199.4**	216.2
Exceptional profit on disposal of fixed assets and subsidiaries	3	**4.0**	26.0
Profit before interest and taxation		**203.4**	242.2
Interest payable less receivable - recurring	4	**(119.9)**	(83.4)
- exceptional	3	**7.4**	(5.8)
Profit on ordinary activities before taxation		**90.9**	153.0
Taxation on profit on ordinary activities	5	**(11.7)**	(27.0)
Taxation on profit on exceptional items		**(2.8)**	(1.4)
Profit on ordinary activities after taxation		**76.4**	124.6
Equity minority interests		**(0.9)**	(19.1)
Profit for the financial year		**75.5**	105.5
Ordinary dividends – paid and proposed		**(62.3)**	(62.8)
Transfer to retained profit		**13.2**	42.7
Dividends per ordinary share		**22.75p**	21.75p
Earnings per share before exceptional items		**24.49p**	32.05p
Earnings per share (basic)		**27.61p**	39.02p
Earnings per share (diluted)		**27.08p**	38.83p

CONSOLIDATED BALANCE SHEET
As at 31 December 2001

	Notes	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Fixed assets:			
UK shopping centres	6	**3,216.9**	3,099.8
Other investment properties	6	**838.1**	831.1
		4,055.0	3,930.9
Other tangible assets and investments	7	**197.3**	76.6
Intangible assets		**-**	6.0
		4,252.3	4,013.5
Current assets:			
Cash and near cash investments		**84.2**	106.2
Other short-term investments		**1.9**	17.7
Other current assets	8	**118.4**	144.6
		204.5	268.5
Creditors: amounts falling due within one year	9	**(270.8)**	(217.0)
Net current (liabilities)/assets		**(66.3)**	51.5
Total assets less current liabilities		**4,186.0**	4,065.0
Creditors: amounts falling due after more than one year			
Loans	10	**(1,707.9)**	(1,481.5)
Subordinated convertible debt	10	**(70.4)**	(207.4)
Other creditors		**(0.5)**	(0.5)
		(1,778.8)	(1,689.4)
Provisions for liabilities and charges		**(8.5)**	(9.0)
Net assets		**2,398.7**	2,366.6
Capital and reserves:			
Called up ordinary share capital and reserves		**2,398.7**	2,352.7
Minority interests		**-**	13.9
Total shareholders' funds including minority interests		**2,398.7**	2,366.6
Net assets per share	12	**844p**	843p
Net assets per share (diluted)	12	**827p**	796p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Statement of total recognised gains and losses		
Profit for the financial year attributable to shareholders	**75.5**	105.5
Group's share of increase in valuation of investment properties	**11.7**	135.5
Unrealised (deficit)/surplus on other fixed asset investments	**(3.7)**	12.2
Foreign exchange and other movements	**0.6**	4.1
Total recognised gains and losses for the year	**84.1**	257.3

Reconciliation of movements in shareholders' funds

	2001 £'m	2000 £'m
Opening shareholders' funds	**2,352.7**	2,231.0
Recognised gains and losses for the year	**84.1**	257.3
Dividends	**(62.3)**	(62.8)
Cancellation of shares	**(8.7)**	(617.7)
Acquisition of minority	**-**	544.9
Shares issued on conversion of bonds	**32.9**	-
Closing shareholders' funds	**2,398.7**	2,352.7

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Net cash flow from operating activities	**187.4**	240.8
Returns on investments and servicing of finance	**(117.9)**	(110.1)
Taxation	**(24.9)**	(36.2)
Capital expenditure and financial investment	**(147.9)**	(67.0)
Acquisitions and disposals	**35.9**	(14.3)
Equity dividends paid	**(60.8)**	(94.3)
Cash outflow before use of liquid resources and financing	**(128.2)**	(81.1)
Management of liquid resources	**39.3**	102.6
Increase/(decrease) in financing (see* below)	**111.0**	(36.5)
Increase/(decrease) in cash during the year	**22.1**	(15.0)

Reconciliation of net cash flow to movement in net debt

	2001 £'m	2000 £'m
Increase/(decrease) in cash during the year	**22.1**	(15.0)
Cash (inflow) from increase in debt	**(127.5)**	(593.5)
Non cash change in net debt – conversion of bonds	**32.9**	-
Cash (inflow) from decrease in liquid resources	**(42.3)**	(139.0)
Movement in net debt during the year	**(114.8)**	(747.5)
Opening net debt	**(1,585.6)**	(838.1)
Closing net debt	**(1,700.4)**	(1,585.6)

*** Analysis of financing cash flows**

	2001 £'m	2000 £'m
Borrowings drawn and bonds issued	**1,030.8**	1,143.9
Borrowings repaid and bonds cancelled	**(907.3)**	(567.1)
Payments to acquire own shares	**(8.7)**	(611.3)
Other financing cash flows	**(3.8)**	(2.0)
	111.0	(36.5)

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information for 2001 is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The accounts for the year ended 31 December 2001, on which the auditors will report, will be posted in February and will be laid before the Members at the forthcoming Annual General Meeting in March 2002.

The accounting policies set out on page 26 of the 2000 Annual Report, dated 15 February 2001, have been used in the preparation of this financial information.

2. Segmental information

	Turnover		Operating profit	
	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m	**Year ended 31 December 2001 Unaudited £'m**	Year ended 31 December 2000 Audited £'m
Property investment:				
UK shopping centres	**227.7**	209.7	**146.5**	136.0
Commercial properties				
United Kingdom	**53.4**	52.3	**45.5**	45.2
United States	**18.2**	16.9	**11.9**	10.8
Property trading	**11.1**	40.9	**6.3**	11.4
Investment and other income	**18.7**	32.4	**7.9**	32.4
Financial services	**1.9**	9.8	**1.2**	1.5
	331.0	362.0	**219.3**	237.3
Administrative expenses			**(19.9)**	(21.1)
			199.4	216.2
Geographical analysis:				
United Kingdom	**311.4**	344.0	**188.2**	205.0
United States	**19.6**	18.0	**11.2**	11.2
	331.0	362.0	**199.4**	216.2

3. Exceptional items

(a) Profit on disposal of fixed assets and subsidiaries

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Profit/(losses) arising on disposal of investment properties	**0.2**	(0.8)
Profit arising on disposal of fixed asset investments	**0.7**	-
Profit arising on disposal of subsidiaries	**3.1**	26.8
	4.0	26.0

During the year, the group sold Portfolio Fund Management Limited for cash consideration of £12.0 million. The exceptional profit arising on the sale amounted to £3.0 million on which no tax is payable.

(b) Interest payable less receivable - exceptional

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Early termination of interest rate hedging contracts	**8.9**	3.2
Repurchase of CSC unsecured bonds	**8.3**	-
Repurchase of Liberty International convertible bonds	**(8.7)**	(3.3)
Early redemption of US notes 1999 – 2006	**-**	(5.7)
Other exceptional finance charges	**(1.1)**	-
	7.4	(5.8)

4. Interest payable less receivable

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Interest payable	**(127.8)**	(98.2)
Interest capitalised on developments	**3.7**	7.2
Interest receivable	**4.2**	7.6
	(119.9)	(83.4)

Interest is capitalised on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments over the year.

5. Taxation

(a) Current taxation charge

	Year ended 31 December 2001 Unaudited £'m	Year ended 31 December 2000 Audited £'m
Current tax at 30%	**(13.0)**	(26.3)
Prior year items	**1.8**	0.7
Overseas taxation	**(0.5)**	(1.4)
	(11.7)	(27.0)

The principal factors contributing to the low tax charge for the year were losses brought forward from prior years, tax relief on capitalised interest and capital allowances on assets not subject to depreciation and in respect of which no provision for deferred taxation has been made.

(b) Deferred taxation charge

At 31 December 2001 a provision of £368.3 million (2000 - £385.5 million) would be required if contingent deferred taxation were to be provided in respect of all revaluation surpluses before balancing charges.

(c) FRS 19 "Deferred Tax"

FRS19 "Deferred Tax" becomes effective for accounting periods ending on or after 23 January 2002.
The group has not opted for early adoption of this standard. The potential amount of taxation which could become payable by way of balancing charges if all relevant assets were disposed of in such a way as to create them would be £64.5 million (2000 - £57.8 million). If this liability were to be discounted for an appropriate period (20 years at 5%), this figure would be reduced to £24.3 million (2000 - £22.7 million). The taxation charge for 2001 would be £5.6 million higher were the potential liability to be provided in full at 31 December 2001 (if discounted, £2.1 million). This timing difference would only reverse on a disposal of the underlying assets.

6. Investment properties

	UK shopping centres £'m	Other commercial properties £'m	Total £'m
Completed properties at external valuation:			
At 31 December 2000	2,971.2	818.7	3,789.9
Additions	41.9	98.4	140.3
Disposals	-	(20.5)	(20.5)
Foreign exchange fluctuations	-	3.5	3.5
Reclassification – completed developments	143.7	12.1	155.8
Reclassification – Portfolio Property Fund and other	59.8	(114.2)	(54.4)
Amortisation	-	(1.0)	(1.0)
Surplus/(deficit) on valuation	(9.2)	20.9	11.7
At 31 December 2001	**3,207.4**	**817.9**	**4,025.3**
Properties under development at cost:			
At 31 December 2000 (including £11.8 million capitalised interest)	128.6	12.4	141.0
Additions	24.6	19.9	44.5
Reclassification – completed developments	(143.7)	(12.1)	(155.8)
At 31 December 2001 (including £1.3 million capitalised interest)	**9.5**	**20.2**	**29.7**
Investment properties			
At 31 December 2001	**3,216.9**	**838.1**	**4,055.0**
At 31 December 2000	3,099.8	831.1	3,930.9

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Geographical analysis:		
United Kingdom	**3,929.1**	3,793.8
United States	**125.9**	137.1
	4,055.0	3,930.9

The group's interests in completed investment properties were valued as at 31 December 2001 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs.

Investment properties are valued without deduction of purchasers' costs as the directors do not consider such deduction to be appropriate. Full provision for purchasers' costs at 5% in the UK and 3.5% in the US would amount to £160.4 million in respect of UK shopping centres and £39.0 million in respect of the other commercial properties (2000 - £148.6 million and £38.8 million respectively). The provision required in respect of contingent deferred taxation disclosed in note 5 (b) would be reduced by 30% of the above amounts if provision had been made for these purchasers' costs.

Upon disposal of the manager of the Portfolio Property Fund, the group ceased to consolidate its interest in the renamed Edinburgh Property Portfolio. The group investment at 31 December 2001 is included in investments in listed shares and units.

7. Other tangible assets and investments

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Investments - listed shares and units at market value	**178.9**	59.5
Investments - own shares	**17.9**	15.6
Tangible fixed assets	**0.5**	1.5
	197.3	76.6

8. Other current assets

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Debtors	**50.1**	78.7
Trading properties	**68.3**	65.9
	118.4	144.6

The estimated replacement cost of trading properties based on market value amounted to £72.1 million (2000 - £68.4 million).

9. Creditors: amounts falling due within one year

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Bank loans and overdrafts (note 11)	**6.3**	2.9
Trade and other creditors	**158.0**	113.4
Dividends payable	**33.5**	32.1
Accruals and deferred income	**73.0**	68.6
	270.8	217.0

10. Creditors: amounts falling due after more than one year

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Debentures – secured	**230.0**	230.0
Bank loan due 2016 – secured	**172.5**	172.5
Bank loan due 2015 – secured – non-recourse	**544.2**	-
Bank loan due 2011 – secured – non-recourse	**445.6**	-
Other fixed rate loans – secured	**42.1**	52.0
Bank loans – unsecured	**41.0**	685.9
Unsecured bonds	**232.5**	341.1
	1,707.9	1,481.5
5.5% subordinated convertible bonds 2009	**-**	103.3
6.25% subordinated convertible bonds 2006	**70.4**	104.1
Total debt falling due after more than one year (note 11)	**1,778.3**	1,688.9
Other creditors	**0.5**	0.5
	1,778.8	1,689.4

11. Debt

(a) Analysis of net debt

	As at 31 December 2001 Unaudited £'m	As at 31 December 2000 Audited £'m
Debt due within one year (note 9)	**6.3**	2.9
Debt due after one year (note 10)	**1,778.3**	1,688.9
Gross debt	**1,784.6**	1,691.8
Cash and near cash investments	**(84.2)**	(106.2)
Net debt	**1,700.4**	1,585.6

(b) Fair value of financial instruments

	31 December 2001		31 December 2000	
	Balance sheet value Unaudited £'m	**Fair value Unaudited £'m**	Balance sheet value Audited £'m	Fair value Audited £'m
Debentures and other fixed rate loans				
Sterling				
9.875% debenture 2027	**150.0**	**211.1**	150.0	225.0
11.25% debenture 2021	**80.0**	**120.2**	80.0	125.2
6.875% unsecured bond 2013	**115.3**	**103.5**	196.1	184.9
5.75% unsecured bond 2009	**117.2**	**101.9**	145.0	127.8
US Dollars				
Fixed rate loans	**48.2**	**48.5**	52.8	52.8
	510.7	**585.2**	623.9	715.7
Bank loans (LIBOR linked)	**1,203.5**	**1,203.5**	860.5	860.5
	1,714.2	**1,788.7**	1,484.4	1,576.2
Hedging instruments	**-**	**32.3**	-	21.6
	1,714.2	**1,821.0**	1,484.4	1,597.8
Convertible debt	**70.4**	**79.7**	207.4	231.0

The adjustment in respect of the above, after credit for tax relief, would amount to 25p per share diluted (2000 - 25p).

All other assets and liabilities are included in the balance sheet at fair values.

12. Per share details

(a) Number of shares used in the calculation of:

	31 December 2001 Unaudited m	31 December 2000 Audited m
(i) Net assets per share		
Basic	**284.2**	279.0
On conversion of bonds	**14.5**	42.8
Diluted	**298.7**	321.8
(ii) Earnings per share		
Weighted average shares in issue	**278.2**	274.4
Weighted average shares held by ESOP	**(4.6)**	(4.0)
Weighted average shares (basic)	**273.6**	270.4
Effect of dilution	**35.3**	24.7
Weighted average shares (diluted)	**308.9**	295.1

(b) Net assets used in the calculation of net assets per share

	31 December 2001 Unaudited £'m	31 December 2000 Audited £'m
Basic	**2,398.7**	2,352.7
On conversion of bonds	**70.4**	207.4
Diluted	**2,469.1**	2,560.1

(c) Earnings used in the calculation of earnings per share

	31 December 2001 Unaudited £'m	31 December 2000 Audited £'m
Earnings used for calculation of basic earnings per share	**75.5**	105.5
Exceptional items, net of tax	**(8.6)**	(18.8)
Earnings before exceptional items	**66.9**	86.7
Earnings used for calculation of basic earnings per share	**75.5**	105.5
Effect of dilution	**8.1**	9.1
Earnings used for calculation of diluted earnings per share	**83.6**	114.6

(d) Other share information

(i) Convertible bonds	**In issue 31 December 2001 £'m**	Conversion price	Callable from
6.25% subordinated convertible bonds 2006	**65.2**	450p	1 Jan 2004

(ii) Movement in ordinary share capital	Number m
At 31 December 2000	279.0
On-market repurchases	(1.7)
Bond conversions	6.9
At 31 December 2001	284.2

(e) Adjusted net asset value per share

	31 December 2001 Unaudited p	31 December 2000 Audited p
Net assets per share (diluted)	**827**	796
Contingent tax on unrealised gains (note 5(b))	**(123)**	(120)
Contingent tax on balancing charges (note 5(c))	**(22)**	(18)
Purchasers' costs (net of contingent tax on unrealised gains)	**(47)**	(41)
FRS 13 (net of tax)	**(25)**	(25)
Net assets per share (adjusted)	**610**	592

SUMMARY OF CAPITAL SHOPPING CENTRES INVESTMENT PROPERTY PORTFOLIO

	31 December 2000		**31 December 2001**	
	Open market value £'m	True equivalent yield %	**Open market value £'m**	**True equivalent yield %**
Lakeside, Thurrock	900.0	5.90	**900.0**	**6.08**
MetroCentre, Gateshead	744.0	5.85	**744.0**	**5.91**
Braehead, Glasgow	425.0	6.27	**437.0**	**6.23**
Other M25 Centres - established	564.0	*6.03	**573.9**	***6.07**
-The Chimes, Uxbridge	-	-	**164.7**	**6.65**
Other Centres	265.4	*6.58	**258.2**	***6.79**
Other properties	5.2		**63.0**	
	2,903.6		**3,140.8**	
Developments at cost	128.6		**9.5**	
	3,032.2		**3,150.3**	
Investment in UK Prime	67.6		**66.6**	
	3,099.8		**3,216.9**	

*Weighted average yields

SUMMARY OF CAPITAL & COUNTIES INVESTMENT PROPERTY PORTFOLIO

		Year ended 31 December 2000		Year ended 31 December 2001		
	2001 Number of properties	Net property income £'m	Open market value £'m	Open market value £'m	Net property income £'m	Revaluation surplus as % of value
Central London	18	17.0	287.2	298.6	19.1	3.5%
Kings Reach - at cost	1	-	-	72.3	-	-
M25 & SE	10	10.2	138.8	168.0	11.0	4.6%
UK Cities	9	14.7	210.0	153.1	14.0	2.7%
Total United Kingdom Investment Portfolio	38	41.9	636.0	692.0	44.1	3.6%
United States	11	10.8	137.1	125.9	11.9	0.9%
Total Investment Portfolio	49	52.7	*773.1	817.9	56.0	2.9%

Completed properties by use:		
Retail	385.0	340.5
Offices	388.1	477.4
Total	773.1	817.9

*Excludes £45.6 million relating to the investment property assets of the Portfolio Property Fund.

REVIEW OF OPERATIONS

OVERVIEW

Activities

Our efforts are now devoted to three clearly defined spheres of activity in the real estate world:

- Capital Shopping Centres, the leading player in the UK regional shopping centre industry
- Capital & Counties, our successful retail and commercial property business increasingly concentrated in Central London, in the south east of England and California, USA
- investment activities, where we look to use the substantial capital resources at our disposal to access profitable financial market opportunities and thereby enhance overall returns to shareholders.

Real estate strategy

Our real estate strategy is driven by a disciplined financial approach and by four principles

- Scale
  - we should only invest in markets, particularly regional shopping centres and Central London, where we have a substantial presence
- Specialisation
  - we should only invest where our level of expertise gives us a competitive advantage
- Services
  - the ability to deliver services to tenants and customers is vital to improving returns
- Strength
  - long term success requires strong finances and management

Real Estate investment criteria

We look to restrict ourselves to assets which meet our strict real estate investment criteria

- assets of high quality
- which are hard to replicate
- and require active management and creativity

CAPITAL SHOPPING CENTRES

Retailer sales figures

Sales figures at CSC's centres have generally continued to mirror or exceed the strong sales growth reported by the Office of National Statistics of 6.4 per cent for non-food sales for the year 2001. Retail sales growth at Lakeside, which resumed in April 2000, has been maintained with further positive monthly sales growth throughout the year.

The Braehead shopping centre at Glasgow, which began its third year of trading in October 2001, has continued to experience double digit monthly sales growth on a like for like basis with an estimated year on year sales increase of 21 per cent. The total retail space at Braehead is now over 1.1 million square feet following the opening by Ikea of their largest store in the UK in September, confirming Braehead's status as Scotland's premier shopping centre location.

Retailers at The Chimes, which opened in March 2001 to much acclaim from shoppers and retailers alike, continue to report excellent sales figures above expectations and the centre is effectively now fully let. Well integrated with the townscape, The Chimes has elevated the retail status of Uxbridge.

Despite healthy sales figures, retailers have generally maintained a cautious approach to expansion. Whilst this caution has inhibited growth in rental values, demand by retailers, including retailers new to the UK market, for representation in CSC's shopping centres, has continued, as exemplified by the very few void units at the year end of 19 out of a total of 1,523.

Development programme

CSC's significant development and investment programme in both the completed shopping centre portfolio and in new opportunities is in line with Government policy to focus on mixed use re-generation schemes in town and city centres. Nevertheless, the planning process is complex and lengthy and we welcome the Government's intended initiative to speed up the process.

The development programme was augmented in September 2001 by the announcement of our proposed 50:50 joint venture with Land Securities PLC to undertake a scheme to provide a major retail-led mixed use extension of approximately 715,000 square feet of retail space to the existing St David's Centre in Cardiff on land partly in our ownership.

The planning inquiry into the proposal to extend and refurbish the Westgate Centre in Oxford, under a 50:50 joint venture with LaSalle, took place in November 2000 and we now await the Secretary of State's decision into this important proposed scheme to enhance the retail offer in Oxford.

We continue to assist the Walton Group in progressing their proposals for the development of Chavasse Park, Liverpool, in respect of which a planning inquiry began in January 2002.

Proposed major investments and developments within the completed portfolio include Lakeside, where the re-designed food court was completed on schedule in September 2001. Plans include mall refurbishment due to commence in 2003 and on-going re-modelling of retail space including the creation during 2001 of significant new stores for Next and Hennes.

The development at MetroCentre, Gateshead, to provide a new Debenhams department store, 27 unit shops and car parking, while still subject to clearance of outstanding third party issues, is expected to start this year for opening in Easter 2004.

At Braehead, the outline planning application in December 2000 for the second phase of some 145 acres of mixed use development has been held up due to the Scottish Office's concerns regarding traffic generation. Mitigation measures are now under consideration which should enable the application to be considered by Renfrewshire Council within the next few months.

Service-based initiatives

Mall UK, the e-commerce venture in which CSC is a 33 per cent shareholder, launched its first virtual mall for Lakeside customers at the end of November, with virtual malls for customers at all our other centres now also launched. CSC Enterprises, formed at the beginning of 2001 to promote additional commercial opportunities from advertising, branding and promotions, is set both to add a new dimension to the shopping centre environment and in time to generate a meaningful contribution to profits.

CAPITAL & COUNTIES

Capital & Counties has continued to concentrate on Central London in both the retail and office sectors. We continue to believe in the long term prospects of these markets despite the current slowdown in office tenant demand. The service initiatives and flexible leasing strategies implemented over the past two years are seen as important tools to aid tenant retention. Investment emphasis has continued to be on larger lot sizes both in the UK and the US, as evidenced by the £70 million purchase of the Kings Reach complex on London's South Bank, and, after the year end, the $119 million contracted purchase of the Serramonte Shopping Center in San Francisco.

UK

Valuations

Values have increased over the year by 3.5 per cent on a like for like basis after allowing for capital expenditure.

The Central London assets increased in value in line with the overall percentage. Properties around the M25 and in the South East increased in value by 4.6 per cent, as surpluses following major capital expenditure balanced a fall of 4 per cent in the value of western M25 offices.

Initial UK portfolio yield is 6.6 per cent, with an equivalent yield of 8.4 per cent taking account of year end rental values.

Disposals

Disposals from the investment portfolio in 2001 have been modest. Most significantly, Capitol, the company's ten acre office site at Welwyn, was sold to an owner occupier creating a trading profit of over £3.0 million. In a declining economic environment, speculative development of the site was not considered prudent.

Acquisition

The most significant acquisition occurred in November with the exchange of contracts for the purchase at £70 million of King's Reach, an office and retail complex on London's South Bank close to Southwark Bridge. Completion is expected to take place in February 2002. This 275,000 sq.ft. property with substantial refurbishment potential includes one of London's few office towers and is principally let to IPC Magazines (now a division of AOL Time Warner) until 2007. Current office rent averages £16 psf with a rent review at June 2002.

This purchase increased assets in and around London to nearly 80 per cent of UK investment properties by valuation.

Other value-adding opportunities

Notwithstanding the Central London concentration, the company continues to exploit value adding opportunities within its investments elsewhere.

Our department store holdings at Liverpool and Manchester are major city landmarks but due to changing business needs our tenants no longer utilise all of the available space. We are working closely with them to find profitable alternative uses for the unoccupied upper floors, which total over 300,000 sq.ft. Options under consideration include offices in Manchester where there is a dearth of quality space and a mixed–use scheme for Liverpool incorporating offices, residential and hotel accommodation.

Elsewhere the retail warehouse parks at Stafford and Braintree continue to show rental income growth with, at Stafford, potential improvement of the tenant mix. At Braintree, the park continues to benefit from the successful adjoining factory outlet centre and will be further enhanced by a proposed multiplex and leisure centre development opposite the scheme.

The offices portfolio located around the M25 is expected to see a short term softening of rental values due to diminished demand from the typical occupiers in that area. However, only 16 per cent of the income from the five properties in that area could terminate through lease expiries or tenant breaks within the next three years.

Development

Whilst development activity has been a successful feature of the past few years, Capital & Counties currently has no new development under way. One 2 One's 95,000 sq.ft. office addition was completed during the year and is now occupied by that company with Capital Services contracted to provide facilities management services. Two office buildings at Cambridge (48,000 sq.ft.) and Uxbridge (58,000 sq.ft.) represent the total of the company's exposure to speculative schemes and were completed close to the year end. Tenants are currently being sought. However, in anticipation of the next upturn, a number of new opportunities are being considered, most notable of which is a joint venture where Capital & Counties and McAlpine have been appointed by Havant Borough Council, Hampshire, as joint development consultants to masterplan an important 50 acre site owned by the Council.

Service-based initiatives

In the multi-let element of the portfolio it is becoming clear that the company's policies of flexible leasing and service provision are assuming much more importance. The expansion of the Capital Services and Qudos initiatives has continued through 2001, enabling tenants to access facilities management provision and IT services through a 'one-stop-shop' administered by the company as property owners. The increasing demand for some of these services has created a need for enhanced response procedures including the recent establishment of a 24 hour helpdesk.

A joint venture has also been established with Enterprise Centres Ltd to develop a nationwide network of workspace units for small and emerging businesses. These complexes will comprise purpose built industrial-style units which can be used for both workshop and office purposes and offer flexible lease terms together with the support of central services. The new company, Capital Enterprise Centres, already has three centres in Sittingbourne, Colchester and Southend operated by the joint venture partner, and work on two new sites is expected to commence in early 2002.

California

Excluding Ghirardelli Square, San Francisco, which was affected first by the downturn in the technology sector and then by the slump in tourist business following 11 September, US valuations increased by 4.4 per cent with an excellent performance from all other assets.

The U.S. operation continues to focus on portfolio enhancement opportunities and new investments with medium term value adding potential while actively recycling capital. As part of this strategy and as reported at the half year, the Audiffred Building in downtown San Francisco was sold early in the year. This sale set a benchmark high with the timing being particularly opportune in light of the subsequent fall off of the San Francisco office and investment market. In addition to selling the Audiffred Building, 42 per cent of the Senator Office Building in Sacramento was sold to individual investors. Capital & Counties USA, Inc. will continue to hold a 58 per cent interest and manage the property.

After the year end, we contracted to purchase for $119 million the Serramonte Shopping Center in Daly City, San Francisco at a yield of 9 per cent on cost. Serramonte, a single level 850,000 sq.ft. centre anchored by Macy's, Target and Mervyns, is located on an 80 acre site at the junction of Highway 280 and Highway 1, immediately south of the City of San Francisco. The location is the centrepiece of one of the most successful and productive regional retail hubs in Northern California and the property has substantial value adding opportunities.

Considerable progress was made on securing planning consent for a major retail and residential scheme on the city block which the company controls in Pasadena, California. After many months of negotiation with the planning authority, it is expected that the City Council will rule positively on our planning application in the first quarter of 2002. Development costs are presently estimated to be approximately $60 million, with the project to be undertaken in partnership with a substantial local residential developer.

<u>OTHER INVESTMENT ACTIVITIES</u>

Other investments amounted to £179 million at 31 December 2001, including

- a 9.4 per cent holding in Great Portland Estates, a UK listed property company specialising in London's West End, valued at £47 million on the basis of market value of the shares

- a £61 million holding in the Edinburgh Portfolio authorised property unit trust which was reclassified in the year as an investment rather than a subsidiary company, following the sale of the unit trust company to Edinburgh Fund Managers. The fund has grown in the year to £84 million with our interest reducing to 73 per cent. We remain as asset managers of the

fund.

- a £45 million (3.1 per cent) holding in Rodamco North America BV ("RNA"), a specialist operator of regional shopping malls in the USA, increased to 5 per cent since the year end. Following an offer for RNA by third parties, we are reviewing our options in respect of this investment.

GROUP FINANCIAL REVIEW

Changes in capital structure

When considering the results for 2001 it is important to understand the considerable changes in the capital structure of the Liberty International Group which have taken place over the last two years as outlined below:

	Shares (m)
Shares in issue at 1 January 2000	313.7
Repurchased from Standard Bank/Liberty Group in August 2000	(93.5)
On-market repurchases during 2000	(12.7)
	207.5
Issued as part consideration to CSC minority shareholders at year end 2000	71.5
On-market repurchases during 2001	(1.7)
Bond conversions during 2001	6.9
Shares in issue at 31 December 2001	284.2

The diluted ordinary share capital reduced in 2001 by 7 per cent from 321.8 million shares to 298.7 million shares, after share repurchases and £100 million of convertible bond repurchases.

Profit and Loss Account

Share and convertible bond repurchases were undertaken primarily because of the resultant enhancement to net assets per share. However, because the after tax cost of debt exceeded the earnings on the shares cancelled, the repurchases were marginally dilutive for earnings per share.

As a result of the changes in capital structure many of the underlying components of the 2001 results are not directly comparable with the same period last year. The table below sets out a comparison of the contribution to earnings per share from each major profit and loss account heading.

Analysis of post tax contribution to Earnings per Share ('EPS')

	Year ended 31 December 2001	Year ended 31 December 2000
	p	p
Property investment	64.28	54.14
Investment and other income	1.74	2.71
Administrative expenses	(6.20)	(5.95)
Net interest – recurring	(37.36)	(23.52)
Minority interests	(0.28)	(5.39)
EPS before trading profits	**22.18**	**21.99**
Property trading profits	1.22	3.21
Realised profits on property share trading	1.09	6.85
EPS before exceptional items	**24.49**	**32.05**
Fixed asset exceptional items	0.89	8.96
Interest – exceptional items	2.23	(1.99)
EPS	**27.61**	**39.02**

Consideration of the results at the level of earnings per share is in some respects more meaningful as it removes some of the distortions created by the capital changes. This allows analysis of the underlying movements and how they relate to the value created for shareholders.

The changes in capital structure affected the way in which the group is financed. Share repurchases and the cash element of the consideration paid to CSC shareholders produced a switch from equity to debt financing of some £650 million. The purchase of the minority interests in CSC also saw a shift from finance by an equity minority interest in CSC to direct equity in Liberty International.

Commentary on results

At the level of property investment income the contribution per share rose from 54.14p to 64.28p. This reflects a rise in the underlying net rental income and a reduction in the number of shares in issue over which this is spread.

Investment and other income shows a decline from 2.71p to 1.74p. Administrative expenses fell in absolute terms but the amount of contribution absorbed increased marginally from 5.95p to 6.20p because of the reduced number of shares in issue.

The contribution absorbed by recurring net interest payable rose from 23.52p to 37.36p. This is primarily attributable to the increased debt incurred in the repurchase of shares. The group is largely insulated from the impact of changes in interest rates through its fixed rate borrowings and hedging policy. The surpluses realised through the early termination of certain of these contracts and the repurchase of fixed rate debt instruments have been dealt with as exceptional finance costs. As these are relatively unpredictable they have been shown in the analysis below the level of the underlying earnings.

The minority interests have largely been replaced by direct equity interests, so the contribution absorbed by this form of funding reduced from 5.39p to 0.28p. EPS before trading therefore rose from 21.99p to 22.18p.

The period to 31 December 2000 benefited from a number of significant trading profits. It has long been a part of the group's activities to seek profits from trading selected properties. However these, by the nature of the activity, are more volatile than recurring rental income. The contribution fell from 3.21p to 1.22p in 2001. Another more recent but even less predictable activity is that of property share trading. The contribution from this activity fell from 6.85p to 1.09p per share. The contributions from these two activities are shown in the contribution analysis below the total from the more recurrent activities.

The analysis is on a post tax basis. One effect of the change in capital structure has been a reduction in the overall group tax rate. This is primarily as a result of the increased effect of deductions such as capital allowances on the reduced level of taxable profits resulting from the higher interest payments.

Balance Sheet

Significant changes in the financial structure have taken place with a move to more flexible asset specific financing secured on the major regional shopping centres such as Lakeside, MetroCentre, Braehead and The Harlequin, Watford.

The proforma below is based on the actual balance sheet at 31 December 2001 adjusted to show the

effect of full drawing of the £1.28 billion non-recourse secured debt facilities.

	Proforma 31 December 2001		*Analysis of Proforma 31 December 2001*	
			Secured assets & borrowings	*Unsecured assets & borrowings*
	£'bn		*£'bn*	*£'bn*
Charged assets	3.0		*3.0*	-
Uncharged assets	1.1		-	*1.1*
Total assets	4.1		*3.0*	*1.1*
Cash and near cash	0.4	1	-	*0.4*
Total assets and cash resources	4.5		*3.0*	*1.5*
Secured debt	(1.7)	2	*(1.7)*	*0.0*
Unsecured debt	(0.3)		-	*(0.3)*
Subordinated convertible debt	(0.1)		-	*(0.1)*
Shareholders' funds	2.4		*1.3*	*1.1*
Net debt to total assets	40%		*57%*	*(-)%*

Notes:
[1] Includes £0.3 billion additional cash as a result of full utilisation of non-recourse bank facilities.
[2] Includes full drawing of £1.28 billion facilities secured on MetroCentre, Braehead and Lakeside on terms which limit recourse to the assets on which the loans are secured (£1.0 billion utilised at 31 December 2001).

The change in financing structure alters the risk profile of the group's debt. In particular full drawdown of the new facilities would put the group in the position of having net cash and liquid investments in excess of unsecured debt giving the flexibility to meet expected capital expenditure already committed and the scope to further develop the business.

Maturity and interest rate profile of debt

At the end of 2001 the group had undrawn facilities of £460 million which are available throughout 2002. Re-financing risk is minimal over the next ten years as maturing debt instruments are covered by available undrawn facilities. The first significant maturity not covered by existing facilities does not arise until 2011. Over that same period more than 80% of debt is at fixed rates of interest, averaging around 7.1%, whether because the underlying instrument is fixed or through interest rate hedging.

The headroom in the existing facilities is expected to be utilised to finance the development programme. Based on existing commitments, the available facilities will provide cover for capital expenditure until at least the end of 2005. There is still substantial capacity to raise further debt on the existing portfolio as well as on developments as they come on stream.

The proportion of exposure to fixed interest rates has been maintained at 100% in the short term and extended beyond 2027 using interest rate swaps. The increasing debt resulting from the development programme should result in exposure to floating rates in the near term. However, the policy of substantially hedging all floating rate exposures for at least five years will continue.

At 31 December 2000 the group held £100 million of forward starting interest rate swaps at an average rate of 4.79%. A further £100 million were contracted at the same average rate early in 2001 along with £150 million of interest rate options. These swaps and options were closed out in April 2001 realising a profit of £8.9 million. Hedging was undertaken towards the end of the year through £300 million forward starting interest rate swaps commencing in 10 years and expiring in

2031 and at an average rate of 4.60%. These swaps partially cover the period after the expiry of the group's fixed rate instruments during 2009 to 2015.

Other exceptional finance costs arose primarily from the repurchase of CSC unsecured bonds at a discount to their issue price. This generated a surplus of £8.3 million which was offset by the premium of £8.7 million on purchases and redemptions of the Liberty International subordinated convertible bonds. The combined repurchases and redemptions removed dilutive equity options and an element of covenant risk from the financing structure.

The group's net exposure to US Dollars and other currencies remained substantially fully hedged throughout the period.

END




6

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Company	Liberty International PLC
TIDM	LII
Headline	Dividend
Released	14:10 12 Feb 2002
Number	3429R

RNS Number:3429R
Liberty International PLC
12 February 2002

FINAL DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*LII
SEDOL CODE	*683-434
DIVIDEND AMOUNT	*12.00p
TOTAL	*22.75p
PERIOD	*Year Ended 31-12-01
PROVISIONAL EX DATE	*10-04-02
RECORD DATE	*12-04-02
PAYMENT DATE	*03-05-02

NOTES *

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Directors Shareholdings

Under Liberty International PLC's ("the Company") annual bonus scheme arrangement, conditional awards of shares are made to certain employees including Executive Directors. Awards comprise Restricted shares and Additional shares, the latter equal to 50% of the Restricted shares. Awards made prior to 2001 comprise shares which will be released three and five years respectively after the date of award, provided the individual Director has remained in service. Details of the awards to certain Executive Directors made in 1999 which now vest are given below.

The shares vesting under the scheme were transferred to employees from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As the Executive Directors are potential beneficiaries of the ESOP under the Company's share incentive arrangements these changes fall for disclosure as affecting their interests. Formal disclosure of these changes is also given below:

A. Vesting of awards under annual bonus scheme

Awards of shares made in February 1999 to certain employees including Executive Directors vested on 13 February 2002, in accordance with the terms of the annual bonus scheme.

The shares released to Executive Directors were:

Mr J G Abel	2,951 shares of which 1,181 were sold and 1,770 were retained
Mr P C Badcock	2,383 shares all of which were sold

The relevant shares were sold on 13 February 2002 at 543p per share and the Company was advised of such sales on 13 February 2002.

Following the transactions, the above Executive Directors' interests in the Company are as follows:

	No of Shares	%of Issued Share Capital
Mr J G Abel	92,813	0.03%
Mr P C Badcock	17,403	0.01%

B. Change of holdings of the ESOP

Schedule 11 - Notification of Interests of Directors and Connected Persons

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr. J G Abel, Mr. P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr. F B Sher and Mr. A C Smith
3	Please state whether notification	Non-beneficial interest of the Directors.

	indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer to employees on vesting of awards under annual bonus scheme arrangements.	
7	Shares transferred:	No. of Shares: 10,045	Price per Share: 543p
8	Percentage of issued class:	0.003%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	13 February 2002	

11	Date company informed:	13 February 2002
12	Total holding following this notification:	4,629,580
13	Total percentage holding of issued class following this notification:	1.629%
	Contact name for queries:	Simon Wilbraham
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
	Date of Notification:	14 February 2002

Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr P Badcock
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of spouse of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mrs L Badcock
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Sale of Ordinary Shares
7	Number of shares/amount of stock sold:	10,000
8	Percentage of issued class:	0.0035%
9	Class of security:	Ordinary Shares
10	Price per share:	542p
11	Date of transaction:	15.02.02
12	Date company informed:	19.02.02
13	Total holding following this notification:	7,403
14	Total percentage holding of issued class following this notification:	0.003%
15	Contact name for queries:	Simon Wilbraham 020 7887 7018
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 20 February 2002

9

03 MAY 20 7:21

Directors Shareholdings

1. Sale of Shares

1	Name of company:	Liberty International PLC
2	Name of director:	Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	(i) Mr A C Smith 39,411 (ii) Mrs S P Smith 4,319 (iii) Comdirect Nominees Ltd 6,580 50,310
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Sale of Shares
7	Number of shares/amount of stock disposed:	(i) 6,420 (ii) 2,542
8	Percentage of issued class:	0.003%
9	Class of security:	Ordinary Shares
10	Price per share:	(i) 543.56p (ii) 544.3p
11	Date of transaction:	(i) 18.02.02 (ii) 19.02.02
12	Number of shares/amount of stock acquired:	2,542
13	Percentage of issued class:	0.001%
14	Class of security:	Ordinary Shares
15	Price per share:	546.7p

16	Date of transaction:	19.02.02
17	Date company informed:	21.02.02
18	Total holding following this notification:	50,310
19	Total percentage holding of issued class following this notification:	0.018%

2. 2002 option awards

Following a grant of options to certain employees including Executive Directors, the interests of the Executive Directors in options over ordinary shares in Liberty International PLC have changed. Details of the grant are as follows:

1. Name of company: LIBERTY INTERNATIONAL PLC

2. Name of director: Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith

3. Date of grant: 20/02/2002

4. Period during which or date on which exercisable: 20/02/05-20/02/2012

5. Total amount paid (if any) for grant of the option: NIL

6. Description of shares or debentures involved: class, number:
Ordinary shares of 50p each, options granted as follows:

Mr JG Abel	60,000
Mr PC Badcock	40,000
Mr DA Fischel	75,000
Mr JI Saggers	50,000
Mr FB Sher	40,000
Mr AC Smith	50,000

7. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 545p

8. Total number of shares or debentures over which options held following this notification:

J G Abel	160,000
P C Badcock	120,000
D A Fischel	566,000
J I Saggers	327,500
F B Sher	266,000
A C Smith	342,500

3. Awards under the annual bonus scheme

Under Liberty International PLC's ("the Company") annual bonus scheme arrangement, conditional awards of ordinary shares are made to certain employees including Executive Directors. Details of the awards made on 20th February 2002 to Executive Directors in respect of the year ended 31 December 2001 are given below.

The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of award, provided the individual Director has remained in service.

The awards to the Executive Directors were as follows:-

	Restricted	Additional
J G Abel	4,679	2,615
P C Badcock	1,170	860
D A Fischel	12,294	6,422
J I Saggers	4,220	2,385
F B Sher	4,817	2,683
A C Smith	6,239	3,394

4. Vesting of earlier awards

Awards of ordinary shares made in February 1999 to certain employees including certain Executive Directors vested on 22 February 2002, in accordance with the terms of the annual bonus scheme.

The shares released to Executive Directors were:

D A Fischel	6,111 shares of which 2,445 were sold and 3,666 were retained.
J I Saggers	5,334 shares of which 2,134 were sold and 3,200 were retained.
F B Sher	3,777 shares all of which were retained.
A C Smith	5,000 shares all of which were retained.

The relevant shares were sold on 22 February 2002 at 553.5p per share and the Company was advised of such sales on 22 February 2002.

Following the transactions, the above Executive Directors' interests in the Company are as follows:

	No of Shares	% of Issued Share Capital
D A Fischel	161,925	0.06%
J I Saggers	41,400	0.01%
F B Sher	8,127	0.003%
A C Smith	55,310	0.02%

5. Change of holdings of the ESOP

The shares vesting under the annual bonus scheme were transferred to employees from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). Additionally, the ESOP's holding of Liberty International shares has further changed as a result of an exercise of options. As the Executive Directors are potential beneficiaries of the ESOP under the Company's share incentive arrangements these changes fall for disclosure as affecting their interests.

Schedule 11 - Notification of Interests of Directors and Connected Persons

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	(i) Exercise of options (ii) Transfer to employees on vesting of awards under annual bonus scheme arrangements.
7	Shares transferred:	No. of Shares: / Price per Share: (i) 152,185 / 540p (ii) 24,342 / Nil
8	Percentage of issued class:	0.06%

9	Class of security:	Ordinary shares
10	Date of transaction:	(i) 20 February 2002 (ii) 22 February 2002
11	Date company informed:	(i) 20 February 2002 (ii) 22 February 2002
12	Total holding following this notification:	4,453,053
13	Total percentage holding of issued class following this notification:	1.567%
14	Contact name for queries:	Simon Wilbraham
15	Contact telephone number:	020 7887 7108
16	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
17	Date of Notification:	22 February 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Annual Report&Accounts Posted
Released	10:00 25 Feb 2002
Number	9327R

POSTING OF ANNUAL REPORT AND ACCOUNTS 2001

25 February 2002

The Annual Report and Accounts for the year ended 31 December 2001 has been posted to shareholders today.

The Annual General Meeting of the company has been fixed for 12 noon on Tuesday, 26 March 2002 at 40 Broadway, London SW1.

The Annual Report and Accounts contain the statement set out below in relation to a change in accounting policy in respect of the acquisition of the minority interests in Capital Shopping Centres PLC (CSC) during the year ended 31 December 2000.

The change in accounting policy has no effect on the Preliminary Announcement of Results for 2001 issued by the company on 12 February 2002 and has no effect on the profit and loss account or cash flows for the year ended 31 December 2000 or shareholders' funds and net assets per share at that date.

"Change in Accounting Policy

In preparing the 2000 Report and Accounts and the fair value table relating to the acquisition of the remaining minority interests in CSC, the Directors reduced the fair value of assets acquired to match the consideration given, on the grounds that there had been no "bargain purchase" and therefore negative goodwill should not arise. This treatment resulted in the recognition at the end of the year of £193.2 million as part of a revaluation surplus in respect of the share of these assets acquired from the minority interests.

Following discussions with the Financial Reporting Review Panel (FRRP), which opened an inquiry in December 2001, the fair value table from the 2000 accounts has been amended as set out in note 21 with the result that negative goodwill of £193.2 million arises. In respect of this transaction the Directors have adopted the revised accounting policy set out below under Goodwill, which credits negative goodwill directly to other reserves as a negative consolidation difference, to ensure that the financial statements continue to show a true and fair view. The FRRP has indicated that it has no objection to the revised presentation.

The changes referred to above have no effect on the profit and loss account or cash flows for the year ended 31 December 2000 or shareholders' funds and net assets per share at that date.

Goodwill

Goodwill arising on acquisition of group undertakings is carried as an intangible asset and is amortised over its estimated useful economic life which does not exceed 20 years.

The negative goodwill which arose as a result of the acquisition of the minority interest in CSC during 2000 has been credited to other reserves. This is not in accordance with FRS 10 which requires that negative goodwill should be presented as a negative asset immediately below the Goodwill heading on the balance sheet. Since the negative goodwill relates to investment properties which are neither depreciated nor held for resale, the negative goodwill could remain on the balance sheet as a negative asset indefinitely. The Directors consider that the treatment required by FRS 10 would not show a true and fair view, as it would not properly reflect the particular transaction or correctly state the net assets of the group. The treatment adopted is not inconsistent with the requirements of the Companies Act 1985."

The Financial Reporting Review Panel ('FRRP') are today issuing a statement in connection with the discussions held with the company in relation to this matter.

Enquiries

Aidan Smith Finance Director +44(0)20 7960 1210

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1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	100,000
8	Percentage of issued class:	0.000352%
9	Class of security:	Ordinary Shares
10	Price per share:	544p
11	Date of transaction:	20.02.02
12	Date company informed:	25.02.02
13	Total holding following this notification:	25,203,930
14	Total percentage holding of issued class following this notification:	8.87%
15	Contact name for queries:	Trina Hill 020 7887 7073
16	Name of company official responsible for making notification:	John Armstrong Assistant Company Secretary

Date of Notification: 25 February 2002



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Company	Liberty International PLC
TIDM	LII
Headline	Annual Report and Accounts
Released	11:09 26 Feb 2002
Number	0305S

RNS Number:0305S
Liberty International PLC
26 February 2002

Annual Report and Accounts 2001 - Annual Review and Summary Financial Report 2001

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

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Company	Donald Gordon
TIDM	
Headline	SAR - Liberty International
Released	13:08 1 Mar 2002
Number	2759S

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs") BY THE DONALD GORDON FAMILY INTERESTS

	Date of disclosure:	1 March 2002
	Date of acquisition:	28 February 2002
	Acquisition in:	Liberty International PLC
(1)	Class of voting shares:	Ordinary shares of 50p each
	Number of shares/rights acquired by D. Gordon:	300,000
(2)	Resultant total holding of the Donald Gordon Family Interests of voting shares (and % of total voting shares in issue):	48,557,730 (17.09%)
(3)	Party making disclosure:	Donald Gordon on behalf of the Donald Gordon Family Interests.
(4)	(a) Name of person acquiring shares or rights over shares as disclosed in (1) above:	Mr D. Gordon
	(b) Names of any other persons acting by agreement or understanding (see SAR 5):	Mrs P. Gordon Mr R.M. Gordon Mr G.J. Gordon Mrs W.D. Appelbaum The Donald Gordon Foundation

The above parties comprise the Donald Gordon Family Interests

For and on behalf of the party named in (3) above:	Simon Wilbraham Assistant Secretary Liberty International PLC
Telephone and extension number:	020 7887 7108

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Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	300,000
8	Percentage of issued class:	0.106%
9	Class of security:	Ordinary Shares
10	Price per share:	565p
11	Date of transaction:	28.02.02
12	Date company informed:	01.03.02
13	Total holding following this notification:	25,503,930
14	Total percentage holding of issued class following this notification:	8.97%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 1 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	13:18 1 Mar 2002
Number	2768S

Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	66,383
8	Percentage of issued class:	0.023%
9	Class of security:	Ordinary Shares
10	Price per share:	R91.96
11	Date of transaction:	28.02.02
12	Date company informed:	01.03.02
13	Total holding following this notification:	643,274
14	Total percentage holding of issued class following this notification:	0.23%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 1 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	16:19 4 Mar 2002
Number	3744S

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

On 1 March 2002 options granted under the Company's share option scheme were exercised by employees including a director and in addition certain awards made to an employee, other than a director, under the Company's bonus scheme arrangements have vested. The shares required for the exercise and the vesting were provided by a transfer of shares from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As executive directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests. Formal notice follows of the change in the interests of (A) the ESOP and (B) the director who exercised an option:-

A. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if	(i) Transfer on exercise of options to employees (ii) Transfer to employee on vesting of awards under annual bonus scheme

discretionary/non discretionary: arrangements

7	Shares transferred:	<u>No. of Shares:</u> (i) 25,000 15,000 (ii) 24,636	<u>Price per Share:</u> 322p 331p nil
8	Percentage of issued class:	0.023%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	01.03.02	
11	Date company informed:	01.03.02	
12	Total holding following this notification:	4,393,417	
13	Total percentage holding of issued class following this notification:	1.546%	

B. Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J I Saggers
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr J I Saggers – 20,290 Mrs S L Saggers – 31,110
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A

6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	(i) Acquisition of shares on exercise of option (ii) Sale of shares
7	Number of shares/ amount of stock acquired:	25,000
8	Percentage of issued class:	0.008%
9	Price per share:	322p
10	Number of shares/ amount of stock sold:	15,000
11	Percentage of issued class:	0.005%
12	Price per share:	564p
13	Class of security:	Ordinary Shares
14	Date of transaction:	01.03.02
15	Date company informed:	01.03.02
16	Total holding following this notification:	51,400
17	Total percentage holding of issued class following this notification:	0.018%
18	Contact name for queries:	Simon Wilbraham 020 7887 7018
19	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 4 March 2002

END

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	15:22 7 Mar 2002
Number	5982S

Liberty International PLC
Director Shareholding

Following recent purchases of shares, notification as required under S.198-202 of the UK Companies Act has been received from Mr D Gordon, whose interest now consists of 26,203,930 shares (9.22%) registered as:-

1	Donald Gordon – UK	100,339
2	Donald Gordon – SA	11,882,600
3	Peggy Gordon	150,000
4	Circle Nominees Limited	2,646,630
5	The Donald Gordon Foundation	5,799,100
6	HSBC Global Custody	5,625,261

The total number of shares which are subject to the notice represent 9.22% of the issued share capital of the company.

As Mr D Gordon is a Director of Liberty International PLC, details of the share purchases referred to above are as follows:-

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	(i) 250,000 (ii) 200,000 (iii) 250,000

8	Percentage of issued class:	0.25%
9	Class of security:	Ordinary Shares

10	Price per share:	(i) 565p (ii) 567p (ii) 567p
11	Date of transaction:	(i) 4 March 2002 (ii) 4 March 2002 (ii) 5 March 2002
12	Date company informed:	6 March 2002
13	Total holding following this notification:	26,203,930
14	Total percentage holding of issued class following this notification:	9.22%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 7 March 2002

END



19

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	(i) 260,148 (ii) 182,398 (iii) 185,000 (iv) 42,161
8	Percentage of issued class:	0.24%
9	Class of security:	Ordinary Shares
10	Price per share:	(i) R91.55 (ii) R90.26 (iii) R88.22 (iv) R87.42
11	Date of transaction:	(i) 1 March 2002 (ii) 4 March 2002 (iii) 5 March 2002 (iv) 6 March 2002
12	Date company informed:	6 March 2002
13	Total holding following this notification:	1,312,981

14	Total percentage holding of issued class following this notification:	0.46%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 7 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Purchase of Own Securities
Released	17:53 7 Mar 2002
Number	6229S

On 7 March 2002, Liberty International PLC purchased in the market for cancellation £3,500,000 nominal of the 6.25% Subordinated Convertible Bonds due 2006 currently in issue. Including this purchase, a total of £6,000,000 nominal of Bonds have been purchased for cancellation since the previous disclosure, made in accordance with the requirements of the Listing Rules, on 13 August 2001.

£60,183,414 nominal of the Bonds remain outstanding.

Simon Wilbraham
Assistant Company Secretary
Liberty International PLC

7 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	15:04 12 Mar 2002
Number	8343S

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	(i) 50,000 (ii) 200,000
8	Percentage of issued class:	0.088%
9	Class of security:	Ordinary Shares
10	Price per share:	(i) 557p (ii) 553p
11	Date of transaction:	(i) 07.03.02 (ii) 08.03.02
12	Date company informed:	11.03.02
13	Total holding following this notification:	26,453,930
14	Total percentage holding of issued class following this notification:	9.31%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 12 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	15:10 12 Mar 2002
Number	8353S

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	66,944
8	Percentage of issued class:	0.024%
9	Class of security:	Ordinary Shares
10	Price per share:	R88.40
11	Date of transaction:	07.03.02
12	Date company informed:	11.03.02
13	Total holding following this notification:	1,379,925
14	Total percentage holding of issued class following this notification:	0.49%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108

16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 12 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	16:37 18 Mar 2002
Number	1627T

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	(i) 100,000 (ii) 100,000
8	Percentage of issued class:	0.07%
9	Class of security:	Ordinary Shares
10	Price per share:	(i) 560p (ii) 559p
11	Date of transaction:	(i) 12.03.02 (ii) 13.03.02
12	Date company informed:	18.03.02
13	Total holding following this notification:	26,653,930
14	Total percentage holding of issued class following this notification:	9.38%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 18 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	16:34 22 Mar 2002
Number	4649T

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 20 March 2002 by employees other than directors. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	

No. of Shares:	Price per Share:
120,000	4.19p
15,000	1.69p

8	Percentage of issued class:	0.048%
9	Class of security:	Ordinary shares
10	Date of transaction:	20 March 2002
11	Date company informed:	21 March 2002
12	Total holding following this notification:	4,225,417
13	Total percentage holding of issued class following this notification:	1.487%

Contact name for queries:	Simon Wilbraham
Contact telephone number:	020 7887 7108
Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
Date of Notification:	22 March 2002

END

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	14:08 25 Mar 2002
Number	5270T

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	100,000
8	Percentage of issued class:	0.035%
9	Class of security:	Ordinary Shares
10	Price per share:	562p
11	Date of transaction:	22.03.02
12	Date company informed:	25.03.02
13	Total holding following this notification:	26,753,930
14	Total percentage holding of issued class following this notification:	9.41%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 25 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Trading Statement
Released	12:27 26 Mar 2002
Number	6060T

26 March 2002

ANNUAL GENERAL MEETING TRADING STATEMENT

The following represents the text of a trading statement made by the Chairman, Donald Gordon, at Liberty International's Annual General Meeting held today:

"Since we reported our 2001 results on 12 February 2002, monthly sales figures at our UK regional shopping centres collected from various retailers for the first two months of the year have continued the growth pattern reported in 2001. Braehead, Glasgow, now in its third year of trading, has again recorded double digit growth in each of the first two months with our other centres showing consistent steady growth. Retailer demand for shops in our centres continues to be robust and the overall level of void units remains extremely low.

Capital Shopping Centres, our major UK shopping centre division, continues to progress the extensive range of regional shopping centre investment and development opportunities partly referred to in our 2001 results announcement, particularly with respect to the planning and third party issues entailed, and we expect to have positive news to announce on a number of these projects in the near future.

The acquisitions of King's Reach, Southwark, London and Serramonte Shopping Centre, Daly City, San Francisco have now completed. Both projects add a new dimension of scale and geographic location to the activities of our commercial property subsidiary, Capital & Counties, and offer considerable potential to add value.

We continue to have only limited vacancy levels in our London office portfolio, despite overall vacancy levels in London's West End office market having risen. Retail demand in London's West End continues to be buoyant."

Press Enquiries:

Liberty International PLC:

Donald Gordon	Chairman	+44 (0)20 7960 1202
David Fischel	Chief Executive	+44 (0)20 7960 1207

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133

SA: Nicholas Williams, College Hill Associates +44 (0)20 7457 2020

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Company	Liberty International PLC
TIDM	LII
Headline	Planning Permission, Braehead
Released	16:21 27 Mar 2002
Number	7194T

27 March 2002

BRAEHEAD, GLASGOW
OUTLINE PLANNING PERMISSION FOR NEXT PHASE OF RIVERSIDE REGENERATION

Renfrewshire Council has granted outline planning permission to Capital Shopping Centres (CSC), the regional shopping centre subsidiary of Liberty International PLC, for the phase 2 development of Braehead, Glasgow. The outline planning permission covers 115 acres of the overall phase 2 site of 145 acres.

This extensive regeneration scheme will see further land at Braehead transformed into an impressive integrated development of business, residential and leisure uses. With the addition of parkland and landscaping, CSC are confident of creating a truly world class destination on the banks of the River Clyde.

Since the opening of the regional shopping centre in September 1999, Braehead has quickly established itself as one of Scotland's top retail and leisure destinations, attracting 17 million visitors each year and employing around 3500 people.

The Phase 2 development will include:

- Xscape, Scotland's first snowdome plus cinema, health club, specialist sports and leisure shopping and a 175 room hotel, to be developed by Capital & Regional PLC in partnership with CSC
- 28,000 square metre business park
- some 900 homes including flats, townhouses and family homes
- public riverside parkland for the local community.

The development has the potential to create several thousand jobs and will regenerate the largest area of derelict land in Renfrewshire. The scale of the development will require major infrastructure work including new roads, footpaths and cycleways to ensure that the area is accessible to all and connected to the current Renfrew town centre.

Councillor Jackie Green, Convenor of Renfrewshire Council's Planning and Development Board said:
"We are delighted that Capital Shopping Centres (CSC) want to make further significant investment in Renfrewshire. The result will be that a very large site of industrial dereliction will be transformed into an exciting development of national importance. We have worked in partnership with CSC to develop these proposals and we support this exciting regeneration initiative that could potentially create more than 2000 jobs and extend the Council's range of leisure, business and residential facilities."

John Abel, Managing Director of CSC, commented:
"We are delighted that the Council have approved our plans and can now look towards building

upon Braehead's success as a major destination on the banks of the River Clyde. In addition, we want to ensure that local people benefit from the many opportunities this development will bring and look forward to working with the local authorities and enterprise companies to achieve this."

This development is the major part of a wider North Renfrew plan which will link the town of Renfrew to Braehead.

Enquiries:

Liberty International/CSC
John Abel, Managing Director, CSC 020 7887 7026
Margaret Harwood, Communications Manager, CSC 020 7960 7029

Public Relations:
UK - Michael Sandler, Hudson Sandler 020 7796 4133
SA - Nicholas Williams, College Hill 020 7457 2020

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Company	Liberty International PLC
TIDM	LII
Headline	Dividend exchange rate
Released	11:48 28 Mar 2002
Number	7708T

CONFIRMATION OF EXCHANGE RATE FOR 2001 FINAL DIVIDEND TO BE RECEIVED BY SHAREHOLDERS ON THE SOUTH AFRICAN SHARE REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2001 final dividend of 12 pence per ordinary share to be paid to shareholders on 3 May 2002 will be 16.27 ZAR to 1 GBP.

On this basis shareholders who hold their shares via the South African register will receive a dividend of 195.24 ZA cents per ordinary share.

28 March 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	14:20 2 Apr 2002
Number	8808T

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	(Immediately prior to transaction) i) Mr A C Smith 44,411 ii) Mrs S P Smith 4,319 iii) Comdirect Nominees Ltd 6,580 55,310
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Transfer of shares to spouse
7	Number of shares/amount of stock transferred:	41,201
8	Percentage of issued class:	0.015%
9	Class of security:	Ordinary Shares
10	Price per share:	N/A
11	Date of transaction:	27 March 2002
12	Date company informed:	28 March 2002
13	Total holding following this notification:	55,310
14	Total percentage holding of issued class following this notification:	0.019%

15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 2 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	14:23 2 Apr 2002
Number	8811T

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	150,000
8	Percentage of issued class:	0.053%
9	Class of security:	Ordinary Shares
10	Price per share:	565p
11	Date of transaction:	27.03.02
12	Date company informed:	02.04.02
13	Total holding following this notification:	26,903,930
14	Total percentage holding of issued class following this notification:	9.47%
15	Contact name for queries:	Simon Wilbraham

		020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 2 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	14:25 2 Apr 2002
Number	8813T

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	30,000
8	Percentage of issued class:	0.011%
9	Class of security:	Ordinary Shares
10	Price per share:	R91.30
11	Date of transaction:	28.03.02
12	Date company informed:	02.04.02
13	Total holding following this notification:	1,409,925
14	Total percentage holding of issued class following this notification:	0.50%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108

16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 2 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	17:08 8 Apr 2002
Number	2112U

Liberty International PLC
Share awards under the Share Incentive Plan

Under Liberty International PLC's annual bonus scheme, part of the bonus award made to certain employees, including Executive Directors, is a conditional award of shares under the newly introduced Share Incentive Plan ("SIP"). The SIP shares can be released three years after the date of award provided the individual Director has remained in employment but must be held in trust for a further two years in order to qualify for tax advantages.

Details of the awards made on 2nd April 2002 to Executive Directors in respect of the year ended 31 December 2001 are given below:

1. Name of company: LIBERTY INTERNATIONAL PLC

2. Name of director: Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith

3. Date of award: 02/04/2002

4. Date Company informed: 05/04/02

5. Price per share: NIL

6. Description of shares or debentures involved: class, number:
   Ordinary shares of 50p each, awarded as follows:

Mr J G Abel	529
Mr P C Badcock	529
Mr D A Fischel	529
Mr J I Saggers	529
Mr F B Sher	529
Mr A C Smith	529

7. Contact name for queries: Simon Wilbraham 020 7887 7108

8. Name of company official responsible for making notification: Simon Wilbraham, Assistant Company Secretary

Date of Notification: 8 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	17:13 8 Apr 2002
Number	2125U

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	2,574
8	Percentage of issued class:	0.001%
9	Class of security:	Ordinary Shares
10	Price per share:	R91.50
11	Date of transaction:	02.04.02
12	Date company informed:	08.04.02
13	Total holding following this notification:	1,412,499
14	Total percentage holding of issued class following this notification:	0.497%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108

16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 8 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	17:14 9 Apr 2002
Number	2852U

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 8 April 2002 by employees other than directors. In addition a conditional award of shares has been made to employees, including executive directors, under the Liberty International PLC Share Incentive Plan ("SIP") as part of the Company's annual bonus scheme. The shares required for the exercise and share award were provided by transfers of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	1. Transfer on exercise of options to employees 2. Transfer on award of SIP shares
7	Shares transferred:	No. of Shares: Price per Share:

		1. Options:	
		7,500	322p
		7,500	310p
		5,575	331.5p
		11,366	337p
		25,000	419p
		56,941	
		2. SIP award:	
		59,636	Nil
8	Percentage of issued class:	0.041%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	1. 8 April 2002 2. 9 April 2002	
11	Date company informed:	9 April 2002	
12	Total holding following this notification:	4,108,840	
13	Total percentage holding of issued class following this notification:	1.446%	
	Contact name for queries:	Simon Wilbraham	
	Contact telephone number:	020 7887 7108	
	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary	
	Date of Notification:	9 April 2002	

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	13:41 16 Apr 2002
Number	6090U

Liberty International PLC
Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr G J Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	G J Gordon
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	1) 14,392 2) 45,904 3) 4,096
8	Percentage of issued class:	0.023%
9	Class of security:	Ordinary Shares
10	Price per share:	1) R88.93 2) R91.06 3) R91.65
11	Date of transaction:	1) 08.04.02 2) 11.04.02 3) 12.04.02
12	Date company informed:	15.04.02
13	Total holding following this notification:	1,476,891

14	Total percentage holding of issued class following this notification:	0.52%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 16 April 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Director Shareholding
Released	18:05 17 Apr 2002
Number	7070U

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

An option granted under the Company's share option scheme was exercised on 17 April 2002 by an employee other than a director. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC	
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees	
7	Shares transferred:	No. of Shares: 25,000	Price per Share: 331p

8	Percentage of issued class:	0.01%
9	Class of security:	Ordinary shares
10	Date of transaction:	17 April 2002
11	Date company informed:	17 April 2002
12	Total holding following this notification:	4,083,840
13	Total percentage holding of issued class following this notification:	1.437%
	Contact name for queries:	Simon Wilbraham
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
	Date of Notification:	17 April 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:41 22 Apr 2002
Number	PRNUK-2204

Liberty International PLC

Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary /non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	100,000
8	Percentage of issued class:	0.035%
9	Class of security:	Ordinary Shares
10	Price per share:	579p
11	Date of transaction:	17.04.02
12	Date company informed:	19.04.02
13	Total holding following this notification:	27,003,930
14	Total percentage holding of issued class following this notification:	9.50%
15	Contact name for queries:	Simon Wilbraham 020 7887 7108
16	Name of company official responsible for making notification:	Simon Wilbraham Assistant Company Secretary

Date of Notification: 22 April 2002

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03 MAY 20 AM 7:21



Company	Donald Gordon
TIDM	
Headline	SAR - Liberty International
Released	15:57 22 Apr 2002
Number	8910U

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs") BY THE DONALD GORDON FAMILY INTERESTS

	Date of disclosure:	22 April 2002
	Date of acquisition:	19 April 2002
	Acquisition in:	Liberty International PLC
(1)	Class of voting shares:	Ordinary shares of 50p each
	Number of shares/rights acquired by R.M. Gordon:	70,969
(2)	Resultant total holding of the Donald Gordon Family Interests of voting shares (and % of total voting shares in issue):	51,167,654 (18.01%)
(3)	Party making disclosure:	Donald Gordon on behalf of the Donald Gordon Family Interests.
(4)	(a) Name of person acquiring shares or rights over shares as disclosed in (1) above:	Mr R.M. Gordon
	(b) Names of any other persons acting by agreement or understanding (see SAR 5):	Mr D. Gordon Mrs P. Gordon Mr G.J. Gordon Mrs W.D. Appelbaum The Donald Gordon Foundation

The above parties comprise the Donald Gordon Family Interests

For and on behalf of the party named in (3) above:	Simon Wilbraham Assistant Secretary Liberty International PLC
Telephone and extension number:	020 7887 7108

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Company	Liberty International PLC
TIDM	LII
Headline	Norwich Retail Development
Released	07:01 14 May 2002
Number	8632V

14th May 2002

Chapelfield, Norwich
£275 million commitment by Capital Shopping Centres to Major 510,000 sq.ft. Regional Shopping Centre Development

The announcement shown below has been issued today jointly by Capital Shopping Centres ("CSC"), the wholly owned subsidiary of Liberty International, and Lend Lease Europe Limited ("Lend Lease").

The arrangements involve CSC contributing £40 million in cash on the commencement of the development and the balance, subject to the centre being 70% let, largely on completion with final settlement up to two years after completion. The current estimates show CSC contributing approximately £275 million based on estimated aggregate rental and other income of approximately £18 million. The amount can be adjusted up or down largely pro-rata to the final level of income but will not exceed a maximum total payment of approximately £295 million. Construction of the scheme is scheduled to commence in 2002 with completion scheduled for 2005.

In addition, CSC has agreed to acquire on completion the residential element of the project, comprising 115 residential units, at an estimated cost of £12 million before fit-out costs.

The arrangements are on completion expected, at current interest rates, to have a positive impact on Liberty International group's overall earnings.

Donald Gordon, Chairman of Liberty International, commented:

"We are pleased to be involved in this large scale and attractive mixed use city centre regeneration project in Norwich and in a joint venture with Lend Lease.

Chapelfield, Norwich, will on completion add to CSC's portfolio of 10 regional shopping centres, including 6 of the UK's top 15 centres, and further extend the group's franchise in key UK retailing locations. CSC's existing centres comprise some 8 million square feet of prime retail space and attract over 180 million customer visits each year. CSC is currently involved at the planning stage in major city centre projects in Oxford, Cardiff and Liverpool in addition to Chapelfield, Norwich."

Enquiries:

Liberty International/Capital Shopping Centres

David Fischel, Chief Executive, Liberty International	020 7960 1207
John Abel, Managing Director, Capital Shopping Centres	020 7887 7057

Public Relations:

UK - Michael Sandler, Hudson Sandler	020 7796 4133
SA - Nicholas Williams, College Hill	020 7457 2020
- Robyn Hunt, College Hill SA	+2711 447 3030

ANNOUNCEMENT:

LEND LEASE REACHES AGREEMENT WITH CAPITAL SHOPPING CENTRES OVER NORWICH RETAIL DEVELOPMENT

Lend Lease and Capital Shopping Centres to Work Jointly Through Development Phase

Lend Lease Europe Limited ('Lend Lease') has agreed to the sale of its 100% participation in Chapelfield, the retail led development in Norwich, UK, to Capital Shopping Centres. Construction of the scheme is scheduled to commence in July 2002 with practical completion scheduled for 2005.

Under the terms of the agreement, Capital Shopping Centres will work with Lend Lease through the development phase, providing asset and centre management.
Lend Lease will design, construct and develop Chapelfield as well as be responsible for letting. A substantial proportion of the payment to be made by Capital Shopping Centres will be determined when the centre reaches practical completion and is 70 per cent let.

The Chapelfield retail development, with a forecast asset value of approximately £275 million, is believed to be the largest ever single investment in Norwich and sees the regeneration of a former factory building and surrounding land. The 510,000 sq. ft. mixed-use project will be anchored by a leading House of Fraser department store and include a further ten large stores and over 80 shops, restaurants and cafes as well as 115 residential units. It has been designed to fully integrate with the existing town centre and has had the full consultation and support of the City Council.

John Abel, Managing Director, Capital Shopping Centres says, "There is a scarcity in the United Kingdom of high quality retail assets which meet our requirements. Chapelfield represents an extremely well planned and designed development, which is located in a strong regional catchment area. This is an excellent opportunity for Capital Shopping Centres to add to our current portfolio of prime retail centres in the UK."

Chapelfield in Norwich will add to Capital Shopping Centres' UK portfolio of ten leading centres, which currently includes Lakeside (Thurrock), MetroCentre, (Gateshead) and Braehead (Glasgow).

David Hutton, Director of Lend Lease Europe said, "Chapelfield will add to Lend Lease's track record of creating high quality dominant retail destinations in the UK. It is our fifth major retail centre development in Europe, and will further demonstrate our ability to deliver innovative retail centres and to regenerate city centres. Retail in the UK remains a core focus of Lend Lease, and we will continue to work alongside leading property companies and investors in creating, delivering and managing large retail assets. We are delighted to be working with Capital Shopping Centres and look forward to the success of Chapelfield and the opportunity to explore other opportunities together."

Contact:

Cohne & Wolfe:	Stephen Davie	020 7331 5436
	Emma Noble	020 7331 5366
Capital Shopping Centres:	John Abel	020 7887 7057
Lend Lease:	David Hutton	020 7395 7327

END

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 15 May 2002 by employees other than directors. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	

No. of Shares:	Price per Share:
12,500	322p
7,500	331p
10,353	331.5p
25,000	419p
55,353	

8	Percentage of issued class:	0.02%
9	Class of security:	Ordinary shares
10	Date of transaction:	15 May 2002
11	Date company informed:	15 May 2002
12	Total holding following this notification:	4,028,487
13	Total percentage holding of issued class following this notification:	1.41%
	Contact name for queries:	Simon Wilbraham
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
	Date of Notification:	16 May 2002

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 17 May 2002 by an employee. The shares required for the exercises were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC	
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employee	
7	Shares transferred:	No. of Shares:	Price per Share:
		10,000	322p
		20,000	419p
		30,000	
8	Percentage of issued class:	0.01%	

9	Class of security:	Ordinary shares
10	Date of transaction:	17 May 2002
11	Date company informed:	17 May 2002
12	Total holding following this notification:	3,998,487
13	Total percentage holding of issued class following this notification:	1.41%
	Contact name for queries:	Simon Wilbraham
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Simon Wilbraham Assistant Secretary
	Date of Notification:	17 May 2002

Liberty International PLC
Dividend Share awards under the Share Incentive Plan

Under Liberty International PLC's newly introduced Share Incentive Plan ("SIP"), the dividend payable in respect of shares held in trust for the benefit of certain employees, including Executive Directors, is used to purchase additional shares, known as Dividend shares, which are also held in trust. The Dividend shares are generally required to be held in trust for a minimum period of three years from date of award.

Details of the Dividend shares purchased and allocated to Executive Directors in respect of the Liberty International PLC dividend paid on 3rd May 2002 are given below:

1. Name of company: LIBERTY INTERNATIONAL PLC

2. Name of director: Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith

3. Date of purchase: 31/05/2002

4. Date Company informed: 06/06/02

5. Price per share: £6.18

6. Description of shares or debentures involved: class, number:
   Ordinary shares of 50p each, awarded as follows:

Mr J G Abel	10
Mr P C Badcock	10
Mr D A Fischel	10
Mr J I Saggers	10
Mr F B Sher	10
Mr A C Smith	10

7. Total holding of SIP shares following this notification:

Mr J G Abel	539
Mr P C Badcock	539
Mr D A Fischel	539
Mr J I Saggers	539
Mr F B Sher	539
Mr A C Smith	539

8. Contact name for queries: John Armstrong 020 7887 7064

9. Name of company official responsible for making notification: John Armstrong, Assistant Company Secretary

Date of Notification: 7 June 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Statement re shares to trade on SETS
Released	14:44 21 Jun 2002
Number	PRNUK-2106

LIBERTY INTERNATIONAL PLC

SHARES TO TRADE ON SETS

The London Stock Exchange has informed the company that with effect from Monday 24th June 2002 the company's ordinary shares will be traded on the order driven SETS system instead of the quote driven SEAQ system.

21st June 2002

Enquiries

Aidan Smith Finance Director +44(0)20 7960 1200

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	16:23 21 Jun 2002
Number	PRNUK-2106

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') made market purchases of ordinary shares in the Company. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore the transfer of shares is disclosable as a change in their interests. Formal notice follows of the change in the interests of the ESOP.

1	Name of company:	LIBERTY INTERNATIONAL PLC	
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares.	
7	Shares purchased:	No. of Shares:	Price per Share:
		(a) 75,000	568.7p
		(b) 35,000	570.0p
		(c) 75,000	568.8p
8	Percentage of issued class:	(a) 0.026%	

		(b) 0.012%
		(c) 0.026%
9	Class of security:	Ordinary shares
10	Date of transaction:	(a) 19 June 2002
		(b) 20 June 2002
		(c) 21 June 2002
11	Date company informed:	21 June 2002
12	Total holding following this notification:	4,183,487
13	Total percentage holding of issued class following this notification:	1.472%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	21 June 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Statement re £211 Million Secured Term Financing
Released	07:00 25 Jun 2002
Number	PRNUK-2406

25 June 2002

£211 MILLION 12 YEAR NON-RECOURSE TERM FINANCING SECURED ON THE GLADES, BROMLEY AND THE CHIMES, UXBRIDGE SHOPPING CENTRES

Liberty International PLC ('Liberty International') announces that the Group has entered into a 12 year financing arrangement secured on The Glades, Bromley and The Chimes, Uxbridge, two of the major shopping centres managed by its subsidiary, Capital Shopping Centres PLC ('CSC').

The arrangement, which has been structured by HVB Real Estate Capital ('HVBREC') the UK arm of HypovereinsBank ('HVB'), enables CSC to benefit from a significantly lower interest margin than a conventional non-recourse secured bank loan. The covenants allow for full financial and management flexibility with CSC continuing to actively manage these two important assets. The proceeds from the facility, which will increase the Group's cash and committed unutilised bank facilities to over £600 million, will provide medium term funds for CSC's expanding investment and development programme.

The loan represents 65% of the open market value of the two shopping centres based on an external valuation by CB Hillier Parker appointed by HVBREC.

The facility has a final maturity in 2014 but can be repaid at any time and after two years without penalty. The interest rate is linked to LIBOR but through use of financial instruments has been largely fixed for the term of the facility.

The Liberty International Group holds a 63.5% interest in The Glades, Bromley under a 125 year lease from CGNU expiring 2113. CGNU and the London Borough of Bromley (the headlessor and freeholder) hold interests of 21.5% and 15% respectively. Rental income is shared in accordance with the respective interests of the parties. The Glades, Bromley, which opened in October 1991 enjoys a dominant position in the town and together with the existing High Street retailing provides the premier regional shopping destination for South-east London. The Glades consists of some 416,000 sq.ft. of prime retail space and draws from a catchment of 1.5 million people within a 30 minute drive time and has an annual footfall of approximately 19 million. The Glades incorporates 130 shops and restaurants anchored by Debenhams, M&S and Boots together with an integrated car park consisting of 1,530 car spaces.

The Liberty International Group has a 100% freehold interest in The Chimes, Uxbridge. The Chimes opened in March 2001 and has quickly established itself as a major prime new retail destination on the western perimeter of the Greater London area with over 12 million shoppers visiting during its first year, drawn from a catchment of 1.5 million people within a 20 minute drive time. The Chimes consists of 440,000 sq.ft. of retail space, anchored by a Debenhams department store, together with 80 other shops and stores, a multiplex cinema and an external piazza providing quality restaurants and leisure facilities. In addition the centre benefits from an integrated car park providing 1,600 car spaces.

The current development programme of CSC includes a major £80 million extension at MetroCentre, Gateshead and projects at Oxford, Cardiff and Liverpool which

are at the planning stage. In addition, CSC has contracted with Lend Lease Europe to acquire a major new shopping centre in Norwich, conditional on satisfactory completion of the centre, scheduled for 2005, and achievement of the required letting level.

Commenting on the loan facility, Donald Gordon, Chairman of Liberty International, said:-

'We are delighted to have worked with HVBREC in creating this innovative financing structure which we believe combines the benefits of capital markets with the flexibility expected from a traditional loan funding. We are confident that the efficiencies offered by this financing will provide a substantial saving of interest over the term of this facility. This transaction continues the Group's strategy of financing our major shopping centre assets on a non-recourse basis, whilst retaining full financial and operational flexibility to continue our active management and to deliver added value in the future.

This facility follows on from the £730 million 15 year facility secured on MetroCentre, Gateshead and Braehead, Glasgow and the £550 million 10 year facility secured on Lakeside, Thurrock in 2001 bringing the total non-recourse finance raised on the Group's major shopping centres to some £1.5 billion'.

Georg Funke, Executive Chairman of HVBREC added, 'This transaction is reflective of our partnership approach with our clients. CSC has been a valued client of ours for some time; to provide this form of innovative structured finance and share with CSC the funding efficiencies is particularly pleasing.'

Contacts:

Liberty International

David Fischel	Chief Executive	020 7960 1207
Peter Badcock	Executive Director	020 7887 7069

HVB Real Estate Capital

Michael White	Executive Director	020 7573 8755
Harin Thaker	Executive Director	020 7573 8237

Public Relations

UK - Michael Sandler	Hudson Sandler	020 7796 4133
SA - Matthew Gregorowski	College Hill	020 7457 2020
SA - Nick Elwes	College Hill, SA	+27 11 447 3030

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	17:02 28 Jun 2002
Number	PRNUK-2806

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') made market purchases of ordinary shares in the Company. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore the transfer of shares is disclosable as a change in their interests. Formal notice follows of the change in the interests of the ESOP.

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares.

7 Shares purchased:

No. of Shares:	Price per Share:
(a) 50,000	586.5p
(b) 250,000	585.7p
(c) 575,000	584.9p

8 Percentage of issued class: (a) 0.018%

		(b) 0.088%
		(c) 0.202%
9	Class of security:	Ordinary shares
10	Date of transaction:	(a) 26 June 2002
		(b) 27 June 2002
		(c) 28 June 2002
11	Date company informed:	28 June 2002
12	Total holding following this notification:	5,058,487
13	Total percentage holding of issued class following this notification:	1.780%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	28 June 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:01 1 Jul 2002
Number	PRNUK-0107

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') made market purchases of ordinary shares in the Company. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore the transfer of shares is disclosable as a change in their interests. Formal notice follows of the change in the interests of the ESOP.

1	Name of company:	LIBERTY INTERNATIONAL PLC	
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares.	
7	Shares purchased:	No. of Shares:	Price per Share:
		(a) 50,000	583.5p
8	Percentage of issued class:	(a) 0.018%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	(a) 27 June 2002	

11	Date company informed:	28 June 2002
12	Total holding following this notification:	5,108,487
13	Total percentage holding of issued class following this notification:	1.798%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	01 July 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:35 1 Jul 2002
Number	PRNUK-0107

Liberty International PLC

Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D Gordon
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	HSBC Global Custody
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary /non discretionary:	Purchase of Shares
7	Number of shares/amount of stock acquired:	a) 25,000 b) 6,000
8	Percentage of issued class:	a) 0.0088% b) 0.0021%
9	Class of security:	Ordinary Shares
10	Price per share:	a) 580p b) 582p
11	Date of transaction:	a) 24 June 2002 b) 26 June 2002
12	Date company informed:	01 July 2002
13	Total holding following this notification:	27,034,930
14	Total percentage holding of issued class following this notification:	9.51%

15	Contact name for queries:	Kerin Williams 020 7887 7108
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 01 July 2002

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Company	Liberty International PLC
TIDM	LII
Headline	Price Monitoring Extension
Released	16:35 30 Jul 2002
Number	3224Z

RNS Number:3224Z
Liberty International PLC
30 July 2002

A Price Monitoring Extension has been activated in this security.

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Company	Liberty International PLC
TIDM	LII
Headline	Interim Results
Released	07:00 31 Jul 2002
Number	3315Z

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

Enquiries

Liberty International PLC

Donald Gordon, Chairman	+44 20 7960 1201
David Fischel, Chief Executive	+44 20 7960 1207
Aidan Smith, Finance Director	+44 20 7960 1210

Public Relations

UK

Michael Sandler, Hudson Sandler	+44 20 7796 4133

SA

Nicholas Williams, College Hill	+44 20 7457 2020
Robyn Hunt, College Hill	+27 11 447 3030

31 July 2002

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

Liberty International PLC is a major listed property group owning 100 per cent of Capital Shopping Centres PLC ("CSC"), the leading UK regional shopping centre business, and Capital & Counties plc, a commercial and retail property investment and development company.

Donald Gordon, Chairman of Liberty International, commented:

"Despite the turbulent conditions currently prevailing in the world's financial and securities markets, I am gratified that our chosen sectors in the real estate markets, particularly our shopping centre business, have produced a remarkably sound outcome in a highly volatile environment. The resilience of our prime regional shopping centre assets is becoming more extensively recognised and the 20 per cent improvement in the Liberty International share price in the first half year is an encouraging and timely vindication of our strategy, focus and efforts."

Results

- Net asset value per share (adjusted *) increased from 827p at 31 December 2001 to 836p at 30 June 2002 (30 June 2001 – 812p) after providing for 11.25p interim dividend

- Six month revaluation surplus of £19.6 million (UK regional shopping centres 0.5 per cent, UK retail and commercial - unchanged, USA 1.8 per cent)

- Total return for the six month period (net asset value per share growth and dividend) of 2.5 per cent

- Net property investment income increased by 9 per cent to £108.1 million (30 June 2001 - £99.3 million) with an underlying increase of 6 per cent on a like-for-like basis

- Profit before taxation and exceptional items of £37.9 million (30 June 2001 - £39.1 million), with a small reduction reflecting £3.6 million lower trading profits and approximately £2 million of additional interest incurred in financing the property shares which produced the exceptional gains

- Earnings per share before exceptional items (adjusted *) of 10.82p (30 June 2001 – 11.38p)

- Exceptional profits of £12.6 million (30 June 2001 - £13.1 million) increasing profit before taxation to £50.5 million (30 June 2001 - £ 52.2 million).

  Exceptional profits include £6.5 million on disposal of shares in other property companies and £8.1 million on repurchase of CSC unsecured bonds. The overall profit before tax on realisation of other property company shares amounted to £13.3 million in the current period of which £6.8 million does not appear in the profit and loss account either in the current or previous periods as it had been recognised in revaluation reserves in 2001

- Basic earnings per share including exceptional profits of 12.96p (30 June 2001 - 13.99p restated)

- Interim dividend increased by 4.7 per cent from 10.75p per share to 11.25p per share

    * net asset value and earnings per share have been adjusted to exclude the impact of deferred tax on capital allowances (see Note 1 on change of accounting policies in relation to the recently introduced FRS19)

Financial Position

- Debt to assets ratio constant at 40 per cent with aggregate net debt unchanged at £1.70 billion
- Completion of £211 million 12 year, non-recourse term financing secured on The Chimes, Uxbridge and The Glades, Bromley, further strengthening the group's long term debt structure
- In accordance with overall financing strategy of concentrating on non-recourse asset specific debt, repurchase of a further £103 million of CSC unsecured bonds. The original £350 million of CSC unsecured bonds in public issue reduced to £135 million at 30 June 2002 (7 per cent of aggregate debt) and further reduced since 30 June to £122 million
- Weighted average debt maturity of 12 years and weighted average interest rate, largely fixed rate, of 6.9 per cent (6.4 per cent excluding £230 million of historic Capital & Counties first mortgage debenture stocks)
- Cash balances of £186 million and unutilised committed facilities of some £500 million at 30 June 2002

Property activities

- Commitment to major 510,000 sq.ft. regional shopping centre at Norwich being developed by Lend Lease Europe. Construction scheduled to start in 2002 for completion in 2005. CSC's commitment estimated at £275 million, subject to the level of rental income achieved which is currently estimated at £18 million per annum
- Outline planning permission obtained for Braehead Phase 2 development, a major regeneration project on 145 acres, involving a mix of leisure, residential and office uses anticipated to create over 2000 further jobs at Braehead
- Completion by Capital & Counties of £70 million King's Reach, Southwark, London and $119 million Serramonte Shopping Centre, San Francisco acquisitions
- Since 30 June 2002
  - commencement of construction of £85 million MetroCentre extension for 2004 completion
  - £32 million investment to increase interest in The Potteries Shopping Centre, Hanley, Stoke on Trent from 35 per cent to 50 per cent
- Aggregate committed investment and development programme at CSC now amounting to some £500 million.
- Significant pipeline of additional investment and development opportunities including inter alia major new regional centres at Cardiff and Oxford and extensions within many of CSC's existing centres

Investment properties

- Investment properties of £4.2 billion of which UK regional shopping centres comprise 78 per cent and retail in aggregate comprises 88 per cent

- Like for like increases in net property investment income
  - CSC 7.7%
  - UK retail and commercial 2.2%
  - Overall 6.0%
- Valuation yields
  - unchanged at CSC
  - initial 6.8 per cent (31 December 2001 – 6.6 per cent) reverting to 8.6 per cent (31 December 2001 – 8.7 per cent) for UK investment properties of Capital & Counties
- Strong lease maturity profile with average unexpired lease term of 11 years (CSC) and 6 years (Capital & Counties)
- Extremely low level of voids
  - 20 units out of 1523 at CSC representing 0.5 per cent of passing rents
  - 2 per cent of passing rents at Capital & Counties
- Active management
  - 44 tenancy changes in the six month period at CSC

Trading

- Trading at CSC centres generally mirrors ONS non-food sales growth of 5.2 per cent for first six months
- Braehead, now in third year of trading, continues double digit growth in retailer sales figures
- Uxbridge, into second year of trading in March 2002, shows encouraging and strong year on year growth
- Lakeside continues monthly record of positive year on year sales growth

Other

- Trading of Liberty International shares on London Stock Exchange moved from quote-driven SEAQ system to order driven SETS system, with a view to improving liquidity and reducing dealing spread
- Liberty International's FTSE ranking on the basis of market capitalisation placed the company at number 100 as at the close of business on Monday 29 July 2002

Prospects

- Continued reversionary annual rental income potential at both CSC and Capital & Counties in aggregate estimated at around £30 million.

- Strong competitive position and franchise as leading company in UK regional shopping centre industry
  - 3 out of town and 7 in-town centres
  - 6 of UK's top 15 centres
  - over 180 million customer visits per annum
  - catchment areas covering over one-third of UK's population
  - strong relationship with major retailers
  - extensive experience of working with partners and local authorities
  - active management approach treating shopping centres as businesses
  - £500 million investment and development programme and other opportunities will increase scale substantially

DIVIDENDS

The Directors have announced an increased interim ordinary dividend of 11.25p per share (2001 – 10.75p per share) payable on 16 September 2002 to shareholders on both UK and South African registers on the record date of 23 August 2002.

The Sterling/Rand exchange rate to determine the payment to be made to shareholders on the South African register will be struck on 7 August 2002. The shares will be shown as ex-dividend on the JSE Securities Exchange South Africa on 19 August 2002 and on the London Stock Exchange on 21 August 2002. The share registers will be closed for transfers between the UK and South African registers from 7 until 26 August 2002 inclusive.

For this dividend payment, South African shareholders should note that the Final Date is 8 August 2002, the last day to trade cum dividend is 16 August 2002, and that share certificates may not be materialised or dematerialised in STRATE between 19 and 23 August 2002 inclusive.

2002 Interim Chairman's Statement

Introduction

Against a backdrop of continuing troubled and extremely volatile financial and securities markets, Liberty International's first half year results have again demonstrated the resilience of our business. We have reported strong underlying growth in net property investment income based on an encouraging like for like increase of 6 per cent. This fundamental measure based on recurring income provides a better indication of the six month performance than the headline profit and earnings per share numbers which are marginally below the comparable period last year reflecting a reduced level of non-recurring trading profits. Furthermore, some £6.8 million of exceptional profits on investment activities in property shares actually realised in the six month period under review were not recorded in the profit and loss account either in the current year or last year as they were reflected in 2001 in revaluation reserves as unrealised gains in accordance with the relevant accounting standard in the UK. However, with a modest upwards revaluation of our investment property portfolio, net assets per share have improved from 827p to 836p, after providing for an increased interim dividend of 11.25p per share (2001 – 10.75p).

Activity

The period has been one of vigorous activity. A major new shopping centre opportunity has been secured at Norwich, Norfolk. Planning approval has been obtained for Braehead Phase 2 and construction has recently commenced on site following the receipt of all necessary third party consents at MetroCentre, Gateshead for the £85 million extension which includes a new Debenhams department store and 28 additional shop units. Our finances were further strengthened in the period by a £211 million 12 year non-recourse term loan secured jointly on The Glades, Bromley and The Chimes, Uxbridge. Our committed development and investment programme now amounts to some £500 million, which is fully funded by cash and existing loan facilities.

We have exceedingly promising projects in the formative stage at Oxford and Cardiff while a number of the major assets in the existing regional shopping centre portfolio have substantial plans for expansion and redevelopment. These opportunities will become commitments only when we are satisfied as to their viability and long term benefits for shareholders. Furthermore, reflecting our strong competitive position in the UK regional shopping centre business, we continue to receive a steady flow of other interesting opportunities, several of which are currently being evaluated.

Financial Position

Since completion of the merger with Capital Shopping Centres ('CSC') at the end of 2000, we have made substantial progress in strengthening and streamlining our financial structure through the use of asset specific non-recourse financings linked to our major assets and ring-fenced from the remainder of the group.

The exceptional flexibility, long term financial strength and competitive interest costs which this structure provides the group have unfortunately not been recognised by some debt rating agencies who erroneously persist in regarding the financing strategy we have adopted as prejudicial to unsecured bondholders' interests. One of the agencies, Fitch Ratings, saw fit to downgrade the unsecured debt rating of CSC to below investment grade. This rating completely ignores the positive implications, commercial realities and integrity of a long established and respected parent company such as Liberty International and its inherent responsibility and commitment to its major core operating subsidiary. We are contesting vigorously this flawed rating approach. In this context nearly £2.4 billion of shareholders' funds including some £1.1 billion of completely unencumbered assets provide exceptional asset coverage for the current remaining £122 million of unsecured bonds as set out in the accompanying Financial Review. We have therefore recently found it necessary to

terminate the services of Fitch Ratings as we concluded their misconceived analysis and mistaken conclusions were highly damaging to the interests of CSC unsecured bondholders and also have negative consequences on Liberty International. We are robustly pursuing the matter with a view to ensuring the rating agencies take a more enlightened and practical approach to our well planned and beneficial corporate financial strategies which are particularly appropriate to the very large units which are a feature of the CSC portfolio.

My firm conclusion emanating from the above regrettable experience is that rating agencies should as a matter of urgency be subject to direct regulatory supervision by the Financial Services Authority or equivalent regulatory body and a mechanism for appeal against unfair ratings should be established. Some of the rating agencies' activities and methodology appear to be currently generating widespread concern and damage as they appear largely unaccountable and unchallenged, despite their serious and sometimes controversial impact on financial markets.

A portion of the proceeds of the long term financing referred to above were used in the period to repurchase £103 million of CSC unsecured bonds, absorbing the unwarranted supply and accommodating sellers of the bonds who were influenced by Fitch Ratings' unnecessarily negative approach. These repurchases reduced the amount in public issue, originally £350 million, to £135 million at 30 June 2002 with a further £13 million repurchased subsequently reducing the amount to a nominal value of £122 million. Consequently at this stage unsecured corporate debt no longer plays a significant or relevant role in our overall financing strategy, as it now amounts to only 7 per cent of our aggregate debt and 3 per cent of total assets. At 30 June 2002, cash and existing committed borrowing facilities amounted to over £600 million with the group's debt to asset ratio being maintained at a modest 40 per cent under long term fixed rate, primarily non-recourse, arrangements, implying an extremely strong financial position as a base for undertaking new developments and opportunities in the future.

Financial markets

The period was marked by continued uncertainty in financial markets, as UK and US equity markets, despite having already delivered two years of negative returns, continued their unrelenting fall. Despite a strong initial performance, during the six month period to 30 June the FTSE100 index fell by nearly 11 per cent and has subsequently in July fallen significantly further. In the US, the S&P500 index fell by 14 per cent in the first six months and likewise further since 30 June. By contrast, the FTSE350 real estate index increased by 11 per cent in the six month period and Liberty International's own share price rose from 483p to 583p, an increase of over 20 per cent.

The contrasting fortunes of property shares, and particularly those of Liberty International, compared with the general stock market confirm the attractions amid such uncertainty of the secure income streams and lower volatility of property as an asset class. In our case, we have benefited from investors increasingly appreciating that the UK regional shopping centre business, which forms some 80 per cent of our overall activities, is an exceptionally sound and resilient business.

Business performance

Our 10 major completed shopping centres with an open market value of around £3.2 billion include six of the UK's top fifteen shopping centres. These strategic assets with some 8 million square feet of prime retail space have considerable and unique scarcity value in the restrictive UK planning environment. CSC's shopping centres attract over 180 million customer visits a year and have a catchment area covering over one third of the UK's population. Our average lease length is 11 years, and the vast majority of the 1523 shops are let to mainstream credit-quality retailers trading out of many of their best locations. In addition we have a number of major new development projects of equivalent quality which, when complete, will further strengthen our franchise and competitive position within the UK shopping centre industry.

Our business continues to benefit from its substantial scale, our strong relationship with leading retailers, our proven long term track record of working successfully with partners such as local authorities and other shopping centre investors and our highly experienced specialist active management approach. Our consistent focus on dominant and strategic locations provides significant defensive qualities in uncertain economic conditions.

The open market valuation of our regional shopping centres at 30 June 2002 produced an uplift after capital expenditure of £16.6 million (0.5 per cent) with little variation in equivalent yields. In fact, with long dated gilt yields below 5 per cent and short dated interest rates even lower, equivalent yields around 6 per cent to 6.75 per cent do not appear at all demanding given the reliability of cash flows derived from prime shopping centres. Quality regional shopping centres which cannot be replicated have a strong scarcity value and rarely change hands. It is interesting to note that prime unit high street shops, which lack many of the attractions from an investment perspective of a quality regional centre, have begun to trade at yields sometimes markedly below the equivalent yields at which our centres are valued. This anomaly reflects the weight of money looking to invest in real estate, and particularly retail property, and the greater availability of assets of smaller lot sizes.

The Capital & Counties' business with some £900 million of commercial properties includes a significant retail component of over £400 million. The most recent major acquisition, the Serramonte Shopping Centre in the San Francisco Bay area, showed a healthy increase in valuation to $125 million from its $119 million acquisition price. In the UK, the performance of retail assets clearly diverged from offices in the first half of 2002, with this outperformance looking set to continue for some time as office markets suffer from oversupply and falling rental values and demand.

Stamp duty on property transfers

It would be inappropriate for the Chairman of a major UK property company to issue a set of results without commenting on one of the major iniquities facing the property industry today. Stamp duty on commercial property transactions is currently levied on an ad valorem basis of 4 per cent. At the same time, the securities industry is seeking to argue that ½ per cent applied to share transactions is excessive and should be eliminated altogether. The property industry, in seeking to present itself as a worthwhile alternative asset class for investors and with a track record in the recent past to justify this claim, is undoubtedly handicapped substantially by the excessive 4 per cent stamp duty. The level of charge has already resulted in Liberty International substantially curtailing the shorter term trading element of our overall property activities as a productive return on capital is extremely difficult to achieve on trading with stamp duty at this level. Long term damage to the industry is likely in the current environment of lower overall returns when the stamp duty component becomes a far greater drag on performance.

Share options

Accounting issues are highly topical at present and none more so than accounting for the cost of share options. The Liberty International group had some 4.8 million share options outstanding at 30 June 2002, representing 1.7 per cent of our issued share capital. In order to ensure that no dilution to net asset value arises upon exercise of these options, we have consistently arranged over the last decade that these options are broadly matched by shares acquired by an Employee Share Trust, with the balance sheet currently showing a holding of 4.5 million shares at a cost of £21.6 million. The profit and loss account has therefore reflected the cost of options throughout this period by way of an increased interest charge, but, as the Employee Share Trust waives the dividends on its Liberty International shares, the net cost has been negligible.

Dividends

The Directors have announced an interim ordinary dividend of 11.25p per share (2001 – 10.75p per share) payable on 16 September 2002. The increase is in line with our policy of progressive dividend growth and an interim dividend amounting to approximately half the previous year's dividend.

Capital Shopping Centres

During the half year, CSC's shopping centres continued to attract excellent support from both consumers and retailers, confirming the quality and strength of CSC's prime regional shopping centre portfolio. Through our active management approach, a total of 44 tenancy changes have taken place across the portfolio as we continually look to find ways to upgrade the retail offer in a dynamically changing marketplace. Our centres continue to have good reversionary potential, as the five yearly rent review process consolidates rental levels across the portfolio, and our use of turnover related leases enables us to participate in the retailers' sales performance.

The growth in retail sales at CSC's centres on a comparable basis has generally mirrored the retail sales growth reported by the Office of National Statistics of 5.2 per cent for non-food sales for the 6 months to 30 June 2002. Lakeside, Thurrock has continued its growth profile showing positive monthly sales growth throughout the period. Braehead, Glasgow, now in its third year of trading, continues to show double digit monthly retailer sales growth as it consolidates its position within its catchment area. Retailers at The Chimes, Uxbridge which commenced its second year of trading in March 2002 are also reporting strong and encouraging growth.

After some preliminary work earlier in the year the main construction contract for the redevelopment of part of the MetroCentre, Gateshead to provide a new Debenhams department store, 28 additional shop units and an 1100 space car park at a cost of £85 million started on site in July, with a planned completion date of autumn 2004. The extension will significantly add to the retail offer on both trading floors and substantially extend the prime retail trading area.

At Lakeside, the programme of enhancement to improve both the facilities and the retail offer continues to be progressed. The majority of proposed works to refurbish and modernise the malls are scheduled to take place in 2003 and the ongoing remodelling of space to meet retailer and consumer demand is a continuing process with a number of lettings to retailers new to Lakeside having taken place this year.

Since 30 June, we have increased CSC's share in the Potteries, Hanley from 35 per cent to 50 per cent. Discussions continue with Newcastle City Council for re-gearing our lease at Eldon Square Shopping Centre and to redevelop the south end of the centre.

The development programme was augmented in May when we announced legal documentation had been exchanged with Lend Lease Europe in respect of the Chapelfield Shopping Centre development in Norwich, where Lend Lease Europe will act as developer while CSC will become the owner of the asset on completion. Construction is anticipated to commence this year and completion is targeted for autumn 2005. The Chapelfield Shopping Centre, anchored by a House of Fraser department store, will be the dominant shopping centre in Norwich providing a total of 510,000 sq.ft. of retail space and will provide an important addition to our portfolio. Our commitment is estimated at £275 million subject to the level of rental income achieved, for a freehold interest in the completed centre.

Our joint venture with Land Securities to extend the St David's Centre in Cardiff with a major retail-led mixed-use extension of approximately 715,000 sq.ft. of retail space is making good progress with the intention of submitting a planning application later this year.

We are still awaiting the Secretary of State's decision to the Planning Inquiry held in November 2001 into the proposals under a joint venture with LaSalle Investment Management to double the size of the existing Westgate Centre in Oxford. A decision by the Secretary of State is also awaited

into the Planning Inquiry which ended in February this year into the Walton Group proposals for Chavasse Park, Liverpool where we are acting as development consultants.

In March 2002, Renfrewshire Council resolved to give a favourable determination to our outline planning application for the second phase of mixed use development on the Braehead Phase 2 land of 145 acres. The main uses are residential, business office space and a major leisure scheme. We are intending that the leisure scheme will be progressed under a joint venture with Capital & Regional for an Xscape Snow Dome. We anticipate progressing the development of the other uses through a combination of land sales, joint ventures and direct development. Within the Braehead shopping centre, we have appointed SMG, the leading arena operator, to manage the existing leisure amenities, incorporating the 4,000 seat multi-purpose arena and curling and skating facilities.

CSC Enterprises, formed in 2001 to promote additional commercial opportunities from advertising, branding and promotions is now beginning to establish a revenue stream which in time is expected to generate a meaningful contribution to profits.

Capital & Counties

Valuations of Capital & Counties' £900 million investment properties at 30 June 2002 showed an overall increase of £3 million from 31 December 2001, but with some significant divergences in performance.

In Central London, the office and retail investments increased in value by 0.5 per cent, with appreciation at some properties due to approaching reversions outweighed by reductions elsewhere due to potential lease expiry or in one case tenant default at the company's remaining City office building. Provincial retail investments increased in value by 1.5 per cent. However, South East and M25 offices fell by nearly 2.5 per cent due to yield shift and lower rental value expectations.

Annual and estimated initial yield on the income producing UK investment properties is now 6.8 per cent reverting to 8.6 per cent at today's rental values, compared with 6.6 per cent and 8.7 per cent respectively at 31 December 2001.

In the UK, the £70 million acquisition of King's Reach on London's South Bank was completed in March and since 30 June 2002 arrangements have been concluded for a £40 million non recourse bank loan secured on the property.

We have been exceedingly cautious for some time about office development. The relatively small 58,000 sq.ft. office development at Uxbridge was completed in February but currently remains vacant though there is some interest at present. The only other new office development awaiting tenants is Capital Park, Cambridge where a third of the 48,000 sq.ft. second phase building has been let. At this development, we are currently in discussion for a prelet for the 39,000 sq.ft. third phase, though construction will not commence until this is secured.

Vacancies within the UK portfolio are currently still at a low level of 2.2 per cent of passing rents compared with 1.0 per cent at the year end, the increase mainly resulting from the tenant failure mentioned above.

We have seen exceptional performance within the Central London assets over the last five years but anticipate that the outperformance will temporarily halt in today's circumstances of slack tenant demand and an uncertain outlook. Office rental growth is unlikely to resume in the near future with the market around the M25 particularly soft. However a third of Capital & Counties' Central London investments by value are high quality retail units in the West End and it is anticipated that this element will continue to perform well.

The recent introduction of the Draft London Plan, presented by the Mayor in June, is of significance

to all office investors and developers in Central London. The Plan proposes intensification of significant development within Central London and the Thames gateway. On the face of it, such potential oversupply would be of concern. However, the Plan emphasises the need for mixed use schemes and will require the inclusion of significant affordable housing. Under these circumstances, it is difficult to envisage an early positive private sector response, particularly in a slowing market and in what will inevitably be a more complex planning environment.

Our other initiatives continue to make steady progress. The joint venture established with Enterprise Centres has now been formalised as Capital Enterprise Centres and has acquired a further site at Croydon. Another five sites for workspace units are currently under consideration. Capital Services has expanded further in the half year with turnover increasing by 50 per cent. Since the last year end, Qudos Broadband continues to make progress with discussions for implementation in hand with a number of property owners.

In the US, values increased by 1.8 per cent after costs, helped by the uplift on the first time valuation of the Serramonte Shopping Centre, San Francisco. Pursuing the strategy of concentrating on larger assets with value-added potential, two sales have been concluded. The remaining non-Californian asset, Parkway Square in Seattle, was disposed of for $11.7 million. The Jackson Square retail centre at Hayward, San Francisco was sold after the end of the half year for $17.6 million, once we had successfully completed our enhancement strategy for the property. The potential capital gains tax inherent on these sales has been able to be carried forward by reducing the base cost of the Serramonte asset.

Prospects

For several years, it has been quite apparent that the excesses of stockmarket valuations would correct in a manner which would inevitably be painful. In recent months, confidence in financial markets has been further eroded by emerging tales of egregious corporate greed and dishonesty. It would be unrealistic to expect these factors not to have some negative economic impact over the next few years.

Nevertheless, we continue to believe strongly in the investment merits of quality property which is undoubtedly now being recognised as a relative safe haven for investors compared with equity markets as a whole. We look forward to a sustained period in which investors will seek to upweight their property investment allocations, which provides a firm underpin to current valuations of direct property and indirectly to property company shares which are still trading at significant discounts to net asset value.

While the momentum of capital growth on property in the next few years is unlikely to achieve levels seen during the second half of the 1990's, we are confident that our business will continue to prosper as we focus on the fundamentals of investing in quality property with secure income streams such as our well located regional shopping centres.

Donald Gordon
Chairman
31 July 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2002

	Notes	**Six months ended 30 June 2002 Unaudited £'m**	Six months ended 30 June 2001 Restated* £'m	Year ended 31 December 2001 Restated* £'m
Turnover	2	**175.5**	159.0	331.0
Property investment income:				
Rents receivable		**140.8**	124.0	258.3
Service charge and other income		**29.5**	24.3	41.0
		170.3	148.3	299.3
Rents payable		**(24.3)**	(19.3)	(45.0)
Property outgoings		**(37.9)**	(29.7)	(50.4)
Net property investment income		**108.1**	99.3	203.9
Property trading		**1.5**	1.6	6.3
Investment and financial services income		**3.7**	3.0	5.6
Realised trading gains on listed property shares		**-**	3.5	3.5
Administrative expenses		**(9.0)**	(10.3)	(19.9)
Operating profit	2	**104.3**	97.1	199.4
Exceptional profit on disposal of fixed assets and subsidiaries	3	**5.5**	0.8	4.0
Profit before interest and taxation		**109.8**	97.9	203.4
Interest payable less receivable - recurring	4	**(66.4)**	(58.0)	(119.9)
- exceptional	3	**7.1**	12.3	7.4
Profit on ordinary activities before taxation		**50.5**	52.2	90.9
Taxation on profit on ordinary activities	5	**(10.1)**	(9.3)	(16.4)
Taxation on profit on exceptional items		**(4.1)**	(3.9)	(2.8)
Profit on ordinary activities after taxation		**36.3**	39.0	71.7
Equity minority interests		**-**	(0.7)	(0.9)
Profit for the period		**36.3**	38.3	70.8
Ordinary dividends – paid and proposed		**(31.4)**	(29.1)	(62.3)
Transfer to retained profit		**4.9**	9.2	8.5
Dividends per ordinary share		**11.25p**	10.75p	22.75p
Earnings per share before exceptional items (adjusted)	13	**10.82p**	11.38p	24.49p
Earnings per share (basic)	13	**12.96p**	13.99p	25.89p
Earnings per share (diluted)	13	**12.85p**	13.95p	25.56p

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

CONSOLIDATED BALANCE SHEET
As at 30 June 2002

	Notes	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Restated* £'m	As at 30 June 2001 Restated* £'m
Fixed assets:				
UK shopping centres	6	**3,246.8**	3,216.9	3,149.2
Other retail investment properties	6	**415.1**	340.5	391.6
Other investment properties	6	**491.2**	497.6	484.7
		4,153.1	4,055.0	4,025.5
Other tangible assets and investments	7	**135.8**	197.3	85.5
Intangible assets		**-**	-	5.8
		4,288.9	4,252.3	4,116.8
Current assets:				
Cash and near cash investments		**186.4**	84.2	109.4
Other short-term investments		**1.2**	1.9	20.7
Other current assets	8	**135.4**	118.4	116.4
		323.0	204.5	246.5
Creditors: amounts falling due within one year	9	**(298.7)**	(270.8)	(237.9)
Net current assets/(liabilities)		**24.3**	(66.3)	8.6
Total assets less current liabilities		**4,313.2**	4,186.0	4,125.4
Creditors: amounts falling due after more than one year				
Loans	10	**(1,810.1)**	(1,707.9)	(1,535.8)
Subordinated convertible debt	10	**(64.5)**	(70.4)	(182.3)
Other creditors		**(0.5)**	(0.5)	(0.5)
		(1,875.1)	(1,778.8)	(1,718.6)
Provisions for liabilities and charges	12	**(73.2)**	(67.6)	(65.9)
Net assets		**2,364.9**	2,339.6	2,340.9
Capital and reserves:				
Called up ordinary share capital and reserves		**2,364.9**	2,339.6	2,324.9
Minority interests		**-**	-	16.0
Total shareholders' funds including minority interests		**2,364.9**	2,339.6	2,340.9
Net assets per share (adjusted)	13	**854p**	844p	856p
Net assets per share (diluted, adjusted)	13	**836p**	827p	812p

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Restated* £'m	Year ended 31 December 2001 Restated* £'m
Statement of total recognised gains and losses			
Profit for the period attributable to shareholders	**36.3**	38.3	70.8
Increase in valuation of investment properties	**19.6**	21.8	11.7
Unrealised surplus/(deficit) on other fixed asset investments	**3.1**	(3.0)	(3.7)
Foreign exchange and other movements	**(2.3)**	2.8	0.6
Total recognised gains and losses for the period	**56.7**	59.9	79.4
Prior year adjustment (note 5)	**(59.1)**		
Total gains and losses recognised since last annual report	**(2.4)**		
Reconciliation of movements in shareholders' funds			
Opening shareholders' funds as previously stated	**2,398.7**	2,352.7	2,352.7
Prior year adjustment (note 5)	**(59.1)**	(54.4)	(54.4)
Opening shareholders' funds (restated)	**2,339.6**	2,298.3	2,298.3
Recognised gains and losses for the period	**56.7**	59.9	79.4
Dividends	**(31.4)**	(29.1)	(62.3)
Cancellation of shares	**-**	(4.7)	(8.7)
Shares issued on conversion of bonds	**-**	0.5	32.9
Closing shareholders' funds	**2,364.9**	2,324.9	2,339.6

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Net cash flow from operating activities	**107.5**	115.6	187.4
Returns on investments and servicing of finance	**(67.2)**	(45.8)	(117.9)
Taxation paid	**(5.6)**	(9.6)	(24.9)
Capital expenditure and financial investment	**(95.2)**	(69.5)	(147.9)
Acquisitions and disposals	**-**	32.9	35.9
Equity dividends paid	**(33.5)**	(31.5)	(60.8)
Cash outflow before use of liquid resources and financing	**(94.0)**	(7.9)	(128.2)
Management of liquid resources	**(112.4)**	29.1	39.3
Increase in financing (see* below)	**196.4**	17.0	111.0
(Decrease)/increase in cash during the period	**(10.0)**	38.2	22.1

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash during the period	(10.0)	38.2	22.1
Cash (inflow) from increase in debt	(104.8)	(33.8)	(127.5)
Non cash change in net debt	3.3	-	32.9
Cash outflow/(inflow) from decrease in liquid resources	112.3	(33.1)	(42.3)
Movement in net debt during the period	0.8	(28.7)	(114.8)
Opening net debt	(1,700.4)	(1,585.6)	(1,585.6)
Closing net debt	(1,699.6)	(1,614.3)	(1,700.4)

*** Analysis of financing cash flows**

Borrowings drawn	363.9	804.0	1,030.8
Borrowings repaid and bonds cancelled	(169.2)	(774.8)	(907.3)
Payments to acquire own shares	-	(7.7)	(8.7)
Other financing cash flows	1.7	(4.5)	(3.8)
	196.4	17.0	111.0

INDEPENDENT REVIEW REPORT TO LIBERTY INTERNATIONAL PLC

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cashflow statement, statement of total recognised gains and losses and notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion of the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers, Chartered Accountants
London

31 July 2002

NOTES TO THE ACCOUNTS

1. Basis of preparation

The interim report is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by revaluation of properties and investments.
Other than in respect of the adoption of Financial Reporting Standard 19, Deferred Tax (FRS 19), the accounting policies set out on pages 74 to 76 of the 2001 Annual Report, dated 12 February 2002, have been used in the preparation of this financial information.

Change of accounting policy

Deferred tax is not recognised in respect of valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. However, the adoption of FRS19 has resulted in a change of accounting policy for deferred tax on other timing differences. Deferred tax is now provided for in full on all other timing differences including capital allowances, irrespective of the likelihood of their eventual reversal.

Where appropriate, previously reported figures have been restated to show the financial effect of this change in accounting policy as set out in note 5.

2. Segmental information

	Turnover		
	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Property investment:			
UK shopping centres	**130.5**	112.0	227.7
Commercial properties			
United Kingdom	**27.8**	26.4	53.4
United States	**12.0**	9.9	18.2
Property trading	**1.5**	1.6	11.1
Investment and financial services income	**3.7**	5.6	17.1
Realised trading gains on listed property shares	**-**	3.5	3.5
	175.5	159.0	331.0
Geographical analysis:			
United Kingdom	**163.5**	149.1	311.4
United States	**12.0**	9.9	19.6
	175.5	159.0	331.0

Operating profit

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Property investment:			
UK shopping centres	**79.1**	70.4	146.5
Commercial properties			
United Kingdom	**21.7**	22.5	45.5
United States	**7.3**	6.4	11.9
Property trading	**1.5**	1.6	6.3
Investment and financial services income	**3.7**	3.0	5.6
Realised trading gains on listed property shares	**-**	3.5	3.5
	113.3	107.4	219.3
Administrative expenses	**(9.0)**	(10.3)	(19.9)
	104.3	97.1	199.4
Geographical analysis:			
United Kingdom	**96.6**	90.7	188.2
United States	**7.7**	6.4	11.2
	104.3	97.1	199.4

3. Exceptional items
(a) Profit on disposal of fixed assets and subsidiaries

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Profit/(loss) arising on disposal of investment properties	**(1.0)**	0.1	0.2
Profit arising on disposal of fixed asset investments*	**6.5**	0.8	0.7
Profit/(loss) arising on disposal of subsidiaries	**-**	(0.1)	3.1
	5.5	0.8	4.0

*Aggregate profits on realisation of fixed asset investments amounted to £13.3 million in the period to 30 June 2002. Of this, £6.8 million does not appear in the profit and loss account in either the current or prior period as it was recognised in revaluation reserves in 2001.

(b) Interest payable less receivable - exceptional

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Early termination of interest rate hedging contracts	**-**	8.4	8.9
Repurchase of CSC unsecured bonds	**8.1**	7.2	8.3
Repurchase of Liberty International convertible bonds	**(1.0)**	(3.0)	(8.7)
Other exceptional finance charges	**-**	(0.3)	(1.1)
	7.1	12.3	7.4

4. Interest payable less receivable

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Interest payable	**(67.1)**	(63.0)	(127.8)
Interest capitalised on developments	**0.3**	2.7	3.7
Interest receivable	**0.4**	2.3	4.2
	(66.4)	(58.0)	(119.9)

Interest is capitalised on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments over the year.

5. Taxation

For the year ended 31 December 2001 the group accounting policy was to provide for deferred tax to the extent that it was probable that a liability would crystallize, on the liability method on short term timing differences. Following the introduction of FRS19 this policy has changed with the effect that deferred tax is now provided in full on all timing differences other than revaluation surpluses regardless of their likelihood of reversal. The taxation charge and deferred tax provision have been adjusted in respect of prior years to reflect this change of accounting policy.

The deferred tax provision as at 31 December 2001 increased by £59.1m and consequently reserves decreased by that amount. The tax charges for the periods ended 30 June 2001 and 31 December 2001 have been increased by £2.0 million and £4.7 million respectively, as set out below, and consequently earnings per share for the periods ended 30 June 2001 and 31 December 2001 decreased by 0.73p per share and 1.72p per share respectively.

	Six months ended 30 June 2002 Unaudited £'m	Six months ended 30 June 2001 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Taxation on profit on ordinary activities	**(7.6)**	(7.3)	(11.7)
Adjustment for change of accounting policy	**(2.5)**	(2.0)	(4.7)
Taxation on profit on ordinary activities (restated)	**(10.1)**	(9.3)	(16.4)

Contingent taxation

At 30 June 2002 a provision of £375.9 million (31 December 2001 - £373.6 million, 30 June 2001 - £387.4 million) would be required if deferred taxation were to be provided in respect of all revaluation surpluses before balancing charges.

6. Investment properties

	UK shopping centres £'m	Other commercial properties £'m	Total £'m
Completed properties at external valuation:			
At 31 December 2001	3,207.4	817.9	4,025.3
Additions	7.6	80.3	87.9
Disposals	-	(8.2)	(8.2)
Foreign exchange fluctuations	-	(6.4)	(6.4)
Reclassification – completed developments	-	14.8	14.8
Amortisation	-	(0.5)	(0.5)
Surplus on valuation	16.6	3.0	19.6
At 30 June 2002	3,231.6	900.9	4,132.5
Properties under development at cost:			
At 31 December 2001 (including £1.3 million capitalised interest)	9.5	20.2	29.7
Additions	5.7	-	5.7
Reclassification – completed developments	-	(14.8)	(14.8)
At 30 June 2002 (including £0.7 million capitalised interest)	15.2	5.4	20.6
Investment properties			
At 30 June 2002	3,246.8	906.3	4,153.1
At 31 December 2001	3,216.9	838.1	4,055.0

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Geographical analysis:		
United Kingdom	**3,959.4**	3,929.1
United States	**193.7**	125.9
	4,153.1	4,055.0

The group's interests in completed investment properties were valued as at 30 June 2002 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs.

Investment properties are valued without deduction of purchasers' costs as the directors do not consider such deduction to be appropriate. Full provision for purchasers' costs at 5% in the UK and 3.5% in the US would amount to £161.6 million in respect of UK shopping centres and £42.1 million in respect of the other commercial properties (31 December 2001 - £160.4 million and £39.0 million respectively, 30 June 2001 - £157.2 million and £41.0 million respectively). The provision required in respect of contingent deferred taxation disclosed in note 5 would be reduced by 30% of the above amounts if provision had been made for these purchasers' costs.

7. Other tangible assets and investments

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m	As at 30 June 2001 Unaudited £'m
Investments - listed property shares and units at market value	**113.0**	178.9	64.9
Investments - own shares	**21.6**	17.9	18.5
Tangible fixed assets	**1.2**	0.5	2.1
	135.8	197.3	85.5

8. Other current assets

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m	As at 30 June 2001 Unaudited £'m
Debtors	**67.0**	50.1	48.6
Trading properties	**68.4**	68.3	67.8
	135.4	118.4	116.4

The estimated replacement cost of trading properties based on market value amounted to £72.1 million (31 December 2001 - £72.1 million, 30 June 2001 - £70.6 million).

9. Creditors: amounts falling due within one year

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m	As at 30 June 2001 Unaudited £'m
Bank loans and overdrafts (note 11)	**11.4**	6.3	5.6
Trade and other creditors	**188.4**	158.0	121.3
Dividends payable	**31.4**	33.5	29.7
Accruals and deferred income	**67.5**	73.0	81.3
	298.7	270.8	237.9

Trade and other creditors at 30 June 2002 includes £81.0 million in respect of unsettled purchases of CSC unsecured Eurosterling bonds 2009 and 2013 and at 31 December 2001 includes £68.1 million in respect of the acquisition of King's Reach.

10. Creditors: amounts falling due after more than one year

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m	As at 30 June 2001 Unaudited £'m
Secured			
Bank loan due 2015 – non-recourse	**537.6**	544.2	564.0
Bank loan due 2014 – non-recourse	**208.3**	-	-
Bank loan due 2011 – non-recourse	**445.8**	445.6	-
	1,191.7	989.8	564.0
Debentures 2021 and 2027	**230.0**	230.0	230.0
Bank loan due 2016	**172.5**	172.5	172.5
Other fixed rate loans	**83.9**	42.1	49.8
	1,678.1	1,434.4	1,016.3
Unsecured			
Bank loans	-	41.0	240.0
CSC Eurosterling bonds 2013	**47.9**	115.3	161.8
CSC Eurosterling bonds 2009	**84.1**	117.2	117.7
	1,810.1	1,707.9	1,535.8
5.5% subordinated convertible bonds 2009	-	-	80.3
6.25% subordinated convertible bonds 2006	**64.5**	70.4	102.0
Total debt falling due after more than one year (note 11)	**1,874.6**	1,778.3	1,718.1
Other creditors	**0.5**	0.5	0.5
	1,875.1	1,778.8	1,718.6

11. Debt

(a) Analysis of net debt

	As at 30 June 2002 Unaudited £'m	As at 31 December 2001 Audited £'m	As at 30 June 2001 Unaudited £'m
Debt due within one year (note 9)	**11.4**	6.3	5.6
Debt due after one year (note 10)	**1,874.6**	1,778.3	1,718.1
Gross debt	**1,886.0**	1,784.6	1,723.7
Cash and near cash investments	**(186.4)**	(84.2)	(109.4)
Net debt	**1,699.6**	1,700.4	1,614.3

(b) Fair value of financial instruments

	As at 30 June 2002		As at 31 December 2001		As at 30 June 2001	
	Balance Sheet value Unaudited £'m	**Fair value Unaudited £'m**	Balance sheet value Audited £'m	Fair value Audited £'m	Balance sheet value Unaudited £'m	Fair value Unaudited £'m
Debentures and other fixed rate loans						
Sterling						
C&C 9.875% debenture 2027	**150.0**	**208.8**	150.0	211.1	150.0	190.1
C&C 11.25% debenture 2021	**80.0**	**119.2**	80.0	120.2	80.0	105.0
CSC 6.875% unsecured bonds 2013	**47.9**	**43.5**	115.3	103.5	161.8	143.4
CSC 5.75% unsecured bonds 2009	**84.1**	**74.6**	117.2	101.9	117.7	99.7
US Dollars						
Fixed rate loans	**89.7**	**90.8**	48.2	48.5	55.3	55.3
	451.7	**536.9**	510.7	585.2	564.8	593.5
Bank loans (LIBOR linked)	**1,369.8**	**1,369.8**	1,203.5	1,203.5	976.6	976.6
	1,821.5	**1,906.7**	1,714.2	1,788.7	1,541.4	1,570.1
Hedging instruments	**-**	**45.1**	-	32.3	-	1.2
	1,821.5	**1,951.8**	1,714.2	1,821.0	1,541.4	1,571.3
Convertible debt	**64.5**	**83.7**	70.4	79.7	182.3	212.9

The adjustment in respect of the above, after credit for tax relief, would amount to 31p per share diluted (31 December 2001 – 25p, 30 June 2001 7p).

All other assets and liabilities are included in the balance sheet at fair values.

12. Provisions for liabilities and charges

	Deferred Taxation £'m	Other £'m	Total £'m
At 31 December 2001 as previously reported	3.4	5.1	8.5
Prior year adjustment	59.1	-	59.1
At 31 December 2001 restated	62.5	5.1	67.6
Net charge for the period	5.5	0.1	5.6
At 30 June 2002	68.0	5.2	73.2

13. Per share details

(a) Number of shares used in the calculation of:

	30 June 2002 Unaudited m	31 December 2001 Audited m	30 June 2001 Unaudited m
(i) Net assets per share			
Basic	**284.2**	284.2	278.1
On conversion of bonds	**13.4**	14.5	37.7
On exercise of options	**0.3**	-	-
Diluted	**297.9**	298.7	315.8
(ii) Earnings per share			
Weighted average shares in issue	**284.2**	278.2	278.6
Weighted average shares held by ESOP	**(4.3)**	(4.6)	(4.7)
Weighted average shares (basic)	**279.9**	273.6	273.9
Effect of dilution	**13.7**	35.3	40.0
Weighted average shares (diluted)	**293.6**	308.9	313.9

(b) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances arising from adoption of FRS19 "Deferred Tax" (see note "Change in accounting policy").

	30 June 2002 Unaudited £'m	31 December 2001 Restated £'m	30 June 2001 Restated £'m
Basic net asset value	**2,364.9**	2,339.6	2,324.9
Add back additional deferred tax arising on the adoption of FRS 19	**61.6**	59.1	56.4
Adjusted net asset value	**2,426.5**	2,398.7	2,381.3
On conversion of bonds	**64.5**	70.4	182.3
Diluted, adjusted net asset value	**2,491.0**	2,469.1	2,563.6

(c) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the additional tax charge arising from the adoption of FRS19 "Deferred Tax" (see note 1 "Change of accounting policy")

	30 June 2002 Unaudited £'m	31 December 2001 Restated £'m	30 June 2001 Restated £'m
Earnings used for calculation of basic earnings per share	**36.3**	70.8	38.3
Exceptional items, net of tax	**(8.5)**	(8.6)	(9.2)
Add back additional deferred tax arising on the adoption of FRS 19	**2.5**	4.7	2.0
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**30.3**	66.9	31.1
Earnings used for calculation of basic earnings per share	**36.3**	70.8	38.3
Effect of dilution	**1.4**	8.1	5.5
Earnings used for calculation of diluted earnings per share	**37.7**	78.9	43.8

(d) Other share information

(i) Convertible bonds	**In issue 30 June 2002 £'m**	Conversion price	Callable from
6.25% subordinated convertible bonds 2006	**60.2**	450p	1 Jan 2004

(ii) Movement in ordinary share capital	Number m
At 31 December 2001	284.2
Bond conversions	-
At 30 June 2002	284.2

(e) Additional information on net asset value per share

The table below sets out potential further adjustments which could be made to adjusted net assets per share. The potential adjustments are shown for illustration only. The adjustments reflect the full undiscounted value of contingent assets and liabilities at the balance sheet date and therefore no allowance has been made for the long term deferral of these liabilities.

	30 June 2002 Unaudited Pence	31 December 2001 Restated Pence	30 June 2001 Restated Pence
Net assets per share (diluted, adjusted)	**836**	827	812
Contingent tax on unrealised gains (note 5)	**(126)**	(125)	(123)
Purchasers' costs (net of contingent tax on unrealised gains)	**(48)**	(47)	(44)
FRS 13 (net of tax)	**(31)**	(25)	(7)
	631	630	638
Effect of additional deferred tax arising on adoption of FRS 19	**(20)**	(20)	(18)
	611	610	620

SUMMARY OF CAPITAL SHOPPING CENTRES INVESTMENT PROPERTIES

	30 June 2002		31 December 2001	
	Open market Value £'m	**True equivalent yield* %**	Open market value £'m	True equivalent yield* %
Lakeside, Thurrock	**905.0**	**6.08**	900.0	6.08
MetroCentre, Gateshead	**744.0**	**5.91**	744.0	5.91
Braehead, Glasgow	**437.0**	**6.23**	437.0	6.23
Other M25 Centres	**760.0**	****6.17**	738.6	**6.20
Other Centres	**256.3**	****6.75**	258.2	**6.79
Other properties	**63.4**		63.0	
	3,165.7		3,140.8	
Developments at cost	**15.2**		9.5	
	3,180.9		3,150.3	
Investment in UK Prime (23% interest) ***	**65.9**		66.6	
	3,246.8		3,216.9	

* Leases provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income

** Weighted average yields

*** The principal asset of UK Prime is an 80% interest in the Victoria Centre Nottingham

SUMMARY OF CAPITAL & COUNTIES INVESTMENT PROPERTIES

	Six months ended 30 June 2002				Year ended 31 December 2001	
	Number of properties	Net property income £'m	Open market value £'m	Revaluation surplus as % of value	Net property income £'m	Open market value £'m
Central London	23	10.7	373.0	0.5	19.1	370.9
M25 & SE	11	5.7	178.5	(2.5)	11.0	168.0
UK Cities	9	5.3	155.7	1.6	14.0*	153.1
Total United Kingdom Investment Properties	43	21.7	707.2	-	44.1	692.0
United States	10	7.3	193.7	1.8	11.9	125.9
Total Investment Properties	53	29.0	900.9	0.3	56.0	817.9

* Includes £4.3million in respect of properties transferred to CSC during 2001.

Completed properties by use:

	30 June 2002			31 December 2001		
	Retail £'m	Offices £'m	Total £'m	Retail £'m	Offices £'m	Total £'m
Central London	123.0	250.0	373.0	115.9	255.0	370.9
M25 & SE	-	178.5	178.5	-	168.0	168.0
UK Cities	144.9	10.8	155.7	142.7	10.4	153.1
Total United Kingdom Investment Properties	267.9	439.3	707.2	258.6	433.4	692.0
United States	147.2	46.5	193.7	81.9	44.0	125.9
Total Investment Properties	415.1	485.8	900.9	340.5	477.4	817.9

ANALYSIS OF NET PROPERTY INVESTMENT INCOME

	Total	Shopping Centres	Other Commercial	
			UK	USA
	£'m	£'m	£'m	£'m
Six month period ended 30 June 2001	**99.3**	70.4	22.5	6.4
Foreign Exchange	(0.1)	-	-	(0.1)
Edinburgh Property Portfolio (no longer consolidated)	(1.3)	-	(1.3)	-
Sold properties	(0.6)	-	-	(0.6)
Developments, major capex and acquisitions	(6.2)	(1.9)	(3.1)	(1.2)
Adjusted to 30 June 2001	**91.1**	**68.5**	**18.1**	**4.5**
Like for like growth	**5.5**	**5.3**	**0.4**	**(0.2)**
Adjusted to 30 June 2002	**96.6**	**73.8**	**18.5**	**4.3**
Sold properties	0.2	-	-	0.2
Developments, major capex and acquisitions	11.3	5.3	3.2	2.8
Six month period ended 30 June 2002	**108.1**	79.1	21.7	7.3
Like for like growth %	**6.0%**	**7.7%**	**2.2%**	**(4.4)%**

Financial Review

Change in accounting policy

Following the adoption of FRS19 "Deferred Taxation" and the consequent change in accounting policy set out in note 1, deferred taxation is now provided in respect of capital allowances despite the fact that it is extremely rare, in the UK property industry, for these allowances to reverse and give rise to a balancing charge. In fact transactions are usually structured so that timing differences on capital allowances do not reverse. In line with property industry practice, earnings per share and net assets per share have been reported on an adjusted basis to exclude the impact of the provision for deferred tax in respect of capital allowances.

Key features of the results

Consolidated profit and loss account

- Operating profit, a key measure of underlying performance, increased by 7 per cent to £104.3 million from £97.1 million
- Interest charge of £66.4 million (2001 - £58.0 million) with the increase partly due to the holding costs of property shares realised during the period and partly due to higher average borrowings in the period
- Interest cover stable at 1.65x (2001 – 1.70x)
- Adjusted tax charge of 20 per cent (2001 – 15 per cent) before taking into account deferred tax under FRS 19
- Dividend increase reflecting increase in investment income

Consolidated balance sheet

- Investment properties increased from £4,055 million to £4,153 million after net additions of £80 million, primarily the Serramonte shopping centre, and a £20 million revaluation surplus
- Investments reduced from £178.9 million to £113.0 million after disposals in the period
- Net borrowings unchanged at £1.7 billion (40% debt to assets)
- Shareholders' funds increased from £2,340 million to £2,365 million (now stated after provision for deferred tax of £68.0 million)

Debt structure

The first half of 2002 has seen continuation of the group's asset specific finance strategy. The pro forma set out below shows the balance sheet as at 30 June 2002 assuming the non-recourse loans are fully drawn. The pro forma balance sheet has been further analysed into the secured debt and associated assets and the remaining unsecured debt and unsecured assets.

The pro forma statement of net assets shown below is based on the balance sheet of Liberty International as at 30 June 2002, adjusted only to reflect the transactions set out in the notes below.

			Analysis of Pro forma 30 June 2002	
	Actual 30 June 2002 £'m	Pro forma 30 June 2002 £'m	*Secured assets and borrowings £'m*	*Unsecured assets and borrowings £'m*
Secured assets	3,516	3,516	*3,516*	-
Unsecured assets	773	773	-	*773*
Total assets	4,289	4,289	*3,516*	*773*
Cash and near cash	186	413 [1 & 2]	*80* [3]	*333*
Total assets and cash resources	4,475	4,702	*3,596*	*1,106*
Other net liabilities	(224)	(143) [2]	-	*(143)*
Secured borrowings	(1,689)	(2,009) [1]	*(2,009)* [4]	-
Unsecured borrowings	(132)	(120) [2]	-	*(120)*
Subordinated convertible debt	(65)	(65)	-	*(65)*
Shareholders' funds	2,365	2,365	*1,587*	*778*
Net debt to total assets	40%	42%	*55%*	*-19%*
Unsubordinated debt to total assets including cash				*11%*

Notes

1 Includes an additional £320 million as a result of full utilisation of non-recourse bank facilities

2 Other net liabilities reduced by £81 million to reflect settlement of unsecured bonds purchased immediately prior to 30 June 2002, and unsecured borrowings reduced by £12 million to reflect unsecured bonds purchased since 30 June 2002, resulting in reduction in cash of £93 million.

3 Cash available only for capital expenditure on secured properties

4 Includes £730 million secured on MetroCentre and Braehead, £550 million secured on Lakeside and £211 million secured on The Chimes and The Glades with recourse only to those assets.

The importance of this analysis is to demonstrate that virtually all of the group's debt is in the form of secured, and largely ring-fenced, structures. The remainder of the group's debt only amounts to around £120 million of unsecured bonds of CSC and £65 million of subordinated convertible debt. The latter, if the Liberty International share price remains above the conversion price of 450 pence, should convert early in 2004. The unencumbered pool of assets (including cash balances) available to meet the obligations to unsecured debt and other creditors amounts to over £1.1 billion. The debt to assets ratio on the unsecured portion of the balance sheet therefore amounts to 11% (9 times covered), compared with the group's overall ratio of 40% (2.5 times covered).

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03 MAY 20

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Company	Liberty Intl PLC
TIDM	LII
Headline	Statement re Exchange rate for 2002 interim dividend
Released	11:49 8 Aug 2002
Number	PRNUK-0808

Exchange rate for 2002 interim dividend payable to shareholders on the South African register

Liberty International PLC confirms that the South African Rand exchange rate for the 2002 interim dividend of 11.25 pence per ordinary share to be paid on 16 September 2002, to shareholders registered on 23 August 2002, will be 16.24 ZAR to 1 GBP.

On this basis shareholders who hold their shares via the South African register will receive a dividend of 182.7 ZA cents per ordinary share.

8 August 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	13:48 12 Aug 2002
Number	PRNUK-1208

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of shares

7. Number of shares/amount of stock acquired

   a. 8,809

   b. 51,195

8. Percentage of issued class

   a. 0.003%

   b. 0.018%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary Shares	a. R90.91	a. 07/08/02	12/08/02
	b. R90.85	b. 08/08/02	

15. Total holding following this notification

27,094,934

16. Total percentage holding of issued class following this notification

9.53%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification ____12/08/02________________

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:06 19 Aug 2002
Number	PRNUK-1908

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired

   a. 43,000

   b. 25,101

8. Percentage of issued class

   a. 0.015%

   b. 0.009%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary Shares	a. R90.80	a. 12/08/02	19/08/02
	b. R90.79	b. 13/08/02	

15. Total holding following this notification

27,163,035

16. Total percentage holding of issued class following this notification

9.56%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 19/08/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:57 9 Sep 2002
Number	PRNUK-0909

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a. Mr D Gordon

   b. HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 85,164	a. 0.03%		
b. 37,240	b. 0.013%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary Shares	a. R97.42	a. 05/09/02	a. 09/09/02
	b. 582.2p	b. 05/09/02	b. 09/09/02

15. Total holding following this notification

27,285,439

16. Total percentage holding of issued class following this notification

9.60%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 09/09/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Blocklisting - Interim Review
Released	17:51 10 Sep 2002
Number	PRNUK-1009

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company Liberty International PLC

2. Name of scheme Conversion of 6.25% Subordinated Convertible Bonds due 2006

3. Period of return: From 01 November 2001 to 10 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	400,000 Ordinary Shares of 50p
5.	Number of shares issued/allotted under scheme during period:	3,806
6.	Balance under scheme not yet issued/ allotted at end of period	396,194
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	400,000 Ordinary Shares of 50p RA/ Liberty International PLC/00010 01 November 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

284,178,570 Ordinary Shares of 50p

Contact for queries: Liberty International PLC   Address: 40 Broadway, London, SW1H 0BT

Name: Kerin Williams   Telephone: 020 7887 7108

Person making return Name: Kerin Williams

Position: Deputy Company Secretary

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	16:07 16 Sep 2002
Number	PRNUK-1609

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a. & b) HSBC Global Custody

   c) & d) Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 112,294	a. 0.04 %		
b. 146,650	b. 0.052 %		
c. 90,000	c. 0.032 %		
d. 65,200	d. 0.023 %		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. 591.1p	a. 09/09/02	16/09/02
	b. 589.2p	b. 10/09/02	
	c. R96.15	c. 12/09/02	
	d. R95.29	d. 13/09/02	

15. Total holding following this notification

    27,699,583

16. Total percentage holding of issued class following this notification

    9.75%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

    Kerin Williams

    020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

    Kerin Williams Deputy Company Secretary

    Date of notification 16/09/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	16:27 19 Sep 2002
Number	PRNUK-1909

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 18 September 2002 by employees other than directors. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	

No. of Shares:	Price per Share:
8,623	337p
1,000	331.5p
2,000	337p

		5,859	512p
		6,641	512p
		Total: 24,123	
8	Percentage of issued class:	0.008%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	18 September 2002	
11	Date company informed:	18 September 2002	
12	Total holding following this notification:	5,084,364	
13	Total percentage holding of issued class following this notification:	1.79%	
	Contact name for queries:	Kerin Williams	
	Contact telephone number:	020 7887 7108	
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	19 September 2002	

END





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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	14:26 23 Sep 2002
Number	PRNUK-2309

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a. & b. Mr D Gordon

   c. & d. HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 4,610	a. 0.002 %		
b. 921	b. 0.0003%		
c. 51,790	c. 0.018 %		
d. 132,480	d. 0.047 %		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. R93.45	a. 16/09/02	23/09/02
	b. R94.00	b. 17/09/02	
	c. 547.8p	c. 19/09/02	
	d. 546.2p	d. 20/09/02	

15. Total holding following this notification

27,889,384

16. Total percentage holding of issued class following this notification

9.81%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 23/09/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	11:03 30 Sep 2002
Number	PRNUK-3009

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Liberty International PLC

2. Name of director

Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
110,000	0.039%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	541.5p	23/09/02	30/09/02

15. Total holding following this notification

27,999,384

16. Total percentage holding of issued class following this notification

9.85%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 30/09/02

END




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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	11:03 8 Oct 2002
Number	PRNUK-0810

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC Global Custody Nominees (UK) Ltd A/c 775245: 1,311,460; HSBC Global Custody Nominees (UK) Ltd A/c 754612 : 55,000; HSBC Global Custody Nominees (UK) Ltd A/c 766793: 12,544; HSBC Global Custody Nominees (UK) Ltd A/c 360509 : 248,234; HSBC Global Custody Nominees (UK) Ltd A/c 357206: 6,644,395; HSBC Global Custody Nominees (UK) Ltd A/c 866203: 262,672

5. Number of shares/amount of stock acquired

   18,182 Ordinary Shares

6. Percentage of issued class

   0.065%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    2 OCTOBER 2002

11. Date company informed

    7 OCTOBER 2002

12. Total holding following this notification

    8,534,305 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    3.00%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 788 7108

16. Name and signature of authorised company official responsible for making this notification

KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 08/10/02

END

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Company	Liberty International PLC
TIDM	LII
Headline	Price Monitoring Extension
Released	16:36 8 Oct 2002
Number	2310C

RNS Number:2310C
Liberty International PLC
08 October 2002

A Price Monitoring Extension has been activated in this security.

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	17:43 10 Oct 2002
Number	PRNUK-1010

Interests of Directors

Following payment of the Liberty International PLC ('Liberty International') 2002 interim dividend on 16th September 2002, the Trustee of the Liberty International Share Incentive Plan ('SIP') advised the Company on 8th October 2002 that it had utilised the dividend proceeds to purchase 1,180 Liberty International ordinary shares of 50p each. The shares were purchased on 26th September 2002 at a price of 557p per share and have been allocated to relevant SIP participants. The shares, classified as 'dividend shares' under the SIP, must be held in the Trust for a minimum period of three years, except in certain circumstances as specified in the rules of the SIP.

The Trustee of the SIP now holds a total of 58,960 shares, representing 0.02% of the issued ordinary share capital of Liberty International, registered in the name of Capita IRG Trustees Limited.

The Executive Directors of Liberty International are deemed to be interested in the shares held by the Trustee by virtue of their being beneficiaries under the Trust, and following this allocation, the Executive Directors' individual SIP holdings have each increased by 11 shares. Consequently Messrs Fischel, Abel, Badcock, Saggers, Sher and Smith now each hold 550 shares (0.0002% of the issued share capital) in the SIP.

Susan Folger

Company Secretary

10th October 2002

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	17:33 16 Oct 2002
Number	PRNUK-1610

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 16 October 2002 by employees other than directors. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	No. of Shares: Price per Share: 7000 475p
8	Percentage of issued class:	0.002%
9	Class of security:	Ordinary shares

10	Date of transaction:	16 October 2002
11	Date company informed:	16 October 2002
12	Total holding following this notification:	5,077,364
13	Total percentage holding of issued class following this notification:	1.79%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	16 October 2002

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	14:50 23 Oct 2002
Number	PRNUK-2310

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Shares vesting under the annual bonus scheme were transferred to employees from LI Share Plan (Jersey) Limited as trustee for the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer to employees on vesting of awards under annual bonus scheme arrangements.
7	Shares transferred:	No. of Shares: Price per Share: 3,105 Nil
8	Percentage of issued class:	0.001%
9	Class of security:	Ordinary shares

10	Date of transaction:	22 October 2002
11	Date company informed:	22 October 2002
12	Total holding following this notification:	5,074,259
13	Total percentage holding of issued class following this notification:	1.789%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	23 October 2002

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	16:37 28 Oct 2002
Number	PRNUK-2810

Liberty International PLC

Substantial Shareholder Notification

Notification as required under S.198-202 of the UK Companies Act was received on 25th October 2002 from Liberty Group Limited on behalf of itself and its parent company, Standard Bank Investment Corporation Limited ('Stanbic'), indicating that its interest in Liberty International PLC is now as follows:

Liberty Group Limited has a direct interest in 14,101,180 shares, with a further 1,082,330 shares held by its subsidiary, Charter Life Insurance Company Limited.

A non-beneficial interest in 11,067,394 shares is held on behalf of clients by an associated company, STANLIB Asset Management Limited, which is jointly owned with Stanbic.

The number of shares which are subject of the notice total 26,250,904, representing 9.24% of the issued share capital of the company.

John Armstrong

Assistant Company Secretary

28th October 2002

END

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66

Investor Relations

News Centre

Victoria Centre, Nottingham

4 November 2002

Liberty International assumes General Partnership role following retirement by Baffin (U.K.) Limited as General Partner of Victoria Centre Partnership

Background

The Victoria Centre Partnership ('VCP') owns as its sole asset the freehold of the Victoria Centre, Nottingham, a major regional shopping centre ranked within the top 10 shopping centres in the UK by size.

Since the formation of VCP in 1991, the Liberty International group has held a 20 per cent limited partnership interest.

The balance of 80 per cent of VCP has been held by Baffin (U.K.) Limited ('Baffin') as general partner on behalf of the UK Prime Property Partnership ('UK Prime'). UK Prime has 12 limited partners including the Liberty International group, through its regional shopping centre subsidiary, Capital Shopping Centres PLC ('CSC'), with a 23.2 per cent interest.

The Liberty International group's effective interest in the Victoria Centre prior to the retirement referred to below therefore amounted to approximately 38 per cent.

The Liberty International group has been the appointed manager of the Victoria Centre for the duration of VCP and will continue to manage the centre.

Retirement of Baffin as general partner of VCP

Baffin has given notice on 4 November 2002 of its retirement as general partner of VCP. Following this retirement, the only partners in VCP are wholly owned subsidiaries of Liberty International, one of which has now assumed the general partner role. The Liberty International group is therefore now the effective 100 per cent owner of the Victoria Centre through VCP.

As a consequence of its retirement, Baffin is due to receive on behalf of UK Prime a retirement payment from VCP of £204 million, subject to adjustment on completion of the audited retirement accounts to take account of Baffin's 80% interest in VCP's net current assets or liabilities as at the retirement date and outstanding committed capital expenditure.

The total retirement payment to Baffin has been funded by a loan from Liberty International to VCP.

Information on the Victoria Centre, Nottingham

The Victoria Centre was opened in 1972 as one of the first of the new generation of shopping centres to be built in the UK from the 1970s and comprises 956,000 sq.ft. of retail space, anchored by John Lewis and House of Fraser, the latter opened in 1996 as part of a major extension of the Northern end of the scheme. The centre provided a net annual rental income of £15.8 million as extracted from the latest audited VCP accounts for the year ended 31 December 2001. The centre has 117 units, including a wide variety of multiple retailers, and has the benefit of approximately 2700 car spaces and excellent public transport links. Nottingham as a city is ranked 5th nationally by size of shopping population with a catchment of some 3.8 million people.

Comment by Liberty International

Donald Gordon, Chairman of Liberty International and CSC, commented:
'We are delighted to be continuing and increasing our group's involvement with the Victoria Centre which goes right back to its original construction and opening in 1972. The centre has a proven successful track record, attracting some 23 million customer visits per annum. The arrangements are entirely in accordance with our strategy of focussing on dominant regional shopping centre locations in the United Kingdom.'

Press enquiries:
Liberty International
David Fischel, Chief Executive
+44 20 7960 1207

Peter Badcock, Director, CSC Finance & Operations Director
+44 20 7887 7069

Public Relations (UK) - Hudson Sandler
Michael Sandler
+44 20 7796 4133

Public Relations (South Africa) - College Hill Associates
Matthew Gregorowski (London)
+44 20 7457 2020

Nick Williams (South Africa)
+27(0) 83 607 0761

Notes for Editors

Liberty International PLC is a major listed property group owning 100 per cent of Capital Shopping Centres PLC, the leading UK regional shopping centre business, and Capital & Counties plc, a commercial and retail property investment and development company.

At 30 June 2002, the group's investment properties amounted to £4.2 billion and shareholders' funds amounted to £2.4 billion.

The group's £3.2 billion regional shopping centre portfolio operated by Capital Shopping Centres includes 6 of the UK's top 15 shopping centres, receives over 180 million customer visits per annum, and includes such landmark assets as Thurrock, Lakeside, the MetroCentre, Gateshead, and Braehead Glasgow. The most recently opened shopping centre was The Chimes, Uxbridge, which opened in March 2001.

The current development programme of the Liberty International group through Capital Shopping Centres includes a major £85 million extension at MetroCentre and a £275 million commitment to the development of Chapelfield, Norwich, a 510,000 sq.ft. regional shopping centre scheduled to open in 2005. In addition, major projects at Cardiff and Oxford are at the planning stage.

The £1.0 billion commercial property portfolio operated by Capital & Counties includes significant holdings in London's West End, particularly in Piccadilly, Covent Garden, the Strand, Regent Street and High Street Kensington, together with retail interests in major UK cities and a property business in California with some $300 million of assets.

The Liberty International group, originally founded in 1980, now has 284.2 million ordinary shares in issue with a net asset value per share at 30 June 2002 of 836p.

Liberty International has been listed on the London Stock Exchange since July 1992 and also obtained a listing on the Johannesburg Stock Exchange in 1999.

Liberty International's FTSE ranking on the basis of market capitalisation placed the company at number 97 as at the close of business on 1 November 2002 and, with this ranking, is a potential candidate for entry into the FTSE-100 index in the foreseeable future.

67





News Centre

Placing of a minimum of 16 million new ordinary shares at 560p per share

6 November 2002

Donald Gordon, Chairman of Liberty International PLC, commented as follows on the press release (shown below), which was issued by Liberty International this morning:

'Despite the turbulent and volatile conditions currently prevailing in the world's financial and securities markets, our chosen sectors in the real estate markets, notably our shopping centre and retail businesses, which comprise around 90 per cent of the Group's total assets, have continued to produce a very sound outcome, demonstrating the exceptional resilience of our prime regional shopping centre assets.

The strengthening of the Group's capital base as a result of this issue, which is partially related to the recent important announcement concerning our increased ownership of The Victoria Centre, Nottingham, will facilitate the significant range of attractive investment and development projects now open to us. Collectively, these transactions represent a major extension and consolidation of our established and premier nationwide franchise in the UK regional shopping centre industry.

Dilution of net asset value per share from the issue of the Placing Shares will be minimal and will, we believe, be more than compensated by the longer term benefits and improved prospects for the Group from the promising projects on which we are now embarked which should be positive for both growth and shareholder value.'

Contacts:

Liberty International PLC Tel: +44 20 7960 1200
Donald Gordon, Chairman Tel: +44 20 7960 1201
David Fischel, Chief Executive Tel: +44 20 7960 1207

Morgan Stanley
Jonathan Lane Tel: +44 20 7425 4303
John Hyman Tel: +44 20 7425 6115

Public Relations (UK) - Hudson Sandler
Michael Sandler Tel: +44 20 7796 4133

Public Relations (South Africa) - College Hill Associates
Matthew Gregorowski (London) Tel: +44 20 7457 2020
Nick Williams (South Africa) Tel: +27 (0) 83 607 0761

PRESS RELEASE
Not for release, publication or distribution in, or into, the United States, Australia, Canada or Japan

PLACING OF A MINIMUM OF 16 MILLION NEW ORDINARY SHARES AT 560p PER SHARE

Background to the Placing

Liberty International PLC is a major property group listed on the London Stock Exchange owning 100 per cent of Capital Shopping Centres PLC ('CSC'), the leading UK regional shopping centre business, and Capital & Counties plc
('Capital & Counties'), a long established commercial and retail property investment and development company.

Liberty International has recently embarked on a number of initiatives which the Directors believe have the potential to create significant value for Liberty International Shareholders.

(a) Victoria Centre, Nottingham

On 4 November 2002, Liberty International announced that it had assumed the general partnership role of the Victoria Centre Partnership ('VCP') following the retirement by Baffin (U.K.) Limited ('Baffin') as General Partner. The Liberty International Group's effective interest in the Victoria Centre prior to this retirement amounted in aggregate to approximately 38 per cent, including 20 per cent directly and a 23 per cent interest in the UK Prime Property Partnership of which Baffin was the General Partner. Following Baffin's retirement, the only partners in VCP are wholly owned subsidiaries of Liberty International, one of which has now assumed the general partner role. The Liberty International Group is therefore now the effective owner of 100 per cent of the ungeared Victoria Centre through VCP.

The total retirement payment to Baffin of £204 million has been funded initially by a loan from Liberty International to VCP. However, Liberty International's net outlay, taking account of the proceeds attributable to its 23 per cent. existing interest in the UK Prime Property Partnership, amounts to approximately £157 million, which has been financed initially from the Group's existing long term banking facilities.

VCP owns as its sole asset the freehold of the Victoria Centre, Nottingham, a major regional shopping centre ranked within the top 10 shopping centres in the UK by size. The Victoria Centre was opened in 1972 as one of the first of the new generation of shopping centres to be built in the UK and comprises 956,000 sq.ft. of retail space, anchored by John Lewis and House of Fraser. The latter opened in 1996 as part of a major extension of the Northern end of the scheme. The centre provided a net annual rental income of £15.8 million as extracted from the latest audited VCP accounts for the year ended 31 December 2001. The centre has 117 separate retail units, including a wide variety of multiple retailers, and has the benefit of approximately 2700 car spaces and excellent public transport links. Nottingham as a city is ranked 5th nationally by size of shopping population with some 3.8 million people in the catchment area.

The above arrangements increase the Group's involvement with the Victoria Centre which goes back to its original construction and opening in 1972. The centre has a proven successful track record. The arrangements are entirely consistent with the Group's strategy of focusing primarily on dominant regional shopping centre locations in the United Kingdom.

(b) Committed investment and development programme

As at 30 June 2002, the Group had a committed investment and development programme of around £500 million, excluding the Victoria Centre, Nottingham.

This includes the following projects and transactions:

• an £85 million extension of MetroCentre, Gateshead, the UK's largest regional shopping centre. The 371,000 sq.ft. extension, on which construction has recently commenced, incorporates a new Debenhams department store, 28 new shop units and an 1100 space car park, and is scheduled for completion in 2004.

• a £275 million commitment to Chapelfield, a major 510,000 sq.ft. regional shopping centre development in Norwich, Norfolk scheduled to be completed and open in 2005.

• the further development as a major destination of Braehead, Glasgow which already has over 1 million sq.ft. of retail and leisure space. Phase 2 of the Braehead project represents a major regeneration project on 145 acres, where Renfrewshire Council has resolved to grant outline planning permission for a mix of leisure, residential and office uses.

• the increase of CSC's holding in The Potteries, Hanley, Stoke-on-Trent (551,000 sq.ft.) from 35 per cent to 50 per cent, at a cost of £32 million.

This programme is in addition to the acquisitions completed earlier this year of the Serramonte Shopping Centre, San Francisco, USA at a cost of $119 million and King's Reach, Southwark, London at a cost of £70 million.

(c) Potential investment and development programme

The potential long term investment and development programme includes major regional shopping centre projects in Cardiff and Oxford, both based around existing properties of the Group, which are at various stages of the planning process. In addition the Group's existing portfolio provides a number of further opportunities, notably at Eldon Square, Newcastle.

(d) Expansion strategy of Liberty International

A substantial proportion of the Group's overall investment and development programme involves extensions to or increased interests in existing centres with proven successful track records. The acquisition arrangements at Chapelfield Norwich where Lend Lease Europe is the developer substantially insulate CSC from construction and initial letting risk, in line with Liberty International's low risk expansion strategy at this time.

Collectively, the aforementioned projects represent a significant expansion and enhancement of the Group's activities and consolidation of its competitive position in the UK regional shopping centre sector on which Liberty International is predominantly focused.

Additional information on Liberty International and these projects and opportunities is provided in Appendix 2 to this announcement.

Purpose of Placing

The Directors have concluded that additional equity finance, following the recent announcement concerning the Victoria Centre, Nottingham, is an important element in the Group's overall financing plans in order to maintain the

debt to assets and interest cover ratios of Liberty International at appropriate levels, where the cost of capital is optimised and the Group's strong financial position can be maintained.

The Placing is expected to be beneficial to Shareholders as it will enable Liberty International to:

• continue the dynamic expansion and enhancement of its business.

• consolidate and augment its premier nationwide franchise in the UK shopping centre business.

• undertake long term infrastructure and regeneration projects, such as the highly successful Braehead project, which require a significant backing of permanent equity capital.

• continue to pursue attractive opportunities within its high performing commercial and retail property business conducted by Capital & Counties, including the Group's interests in the USA which are predominantly retail, including shopping centres.

• maintain its strong financial position. The Group has a highly defensive debt structure in terms of its maturity, interest rate and risk profile with the major proportion of the Group's secured debt related to individual properties and on a non-recourse basis to the Group.

• be in a position to continue to deliver capital appreciation and superior returns to Shareholders.

Details of the Placing

Liberty International intends to raise a minimum of £89.6 million (before expenses) through a placing of a minimum of 16 million new Ordinary Shares with institutional and other investors. The Placing is being conducted through an accelerated book-building process carried out by Morgan Stanley Securities Limited ('Morgan Stanley') at a fixed price of 560p per new Ordinary Share ('the Placing Price'). The Placing of 16 million new Ordinary Shares has been fully underwritten by Morgan Stanley at the Placing Price (subject to the conditions referred to in Appendix 1 under 'Conditions of the Placing' and to the Placing Agreement not being terminated as described in Appendix 1 under 'Termination of the Placing'). The Placing of 16 million new Ordinary Shares represents approximately 5.6 per cent. of the existing issued share capital of the Company prior to the Placing.

In connection with the Placing, The Gordon Family Trust, a trust within the Gordon family interests and therefore a connected person of Mr Donald Gordon, the Chairman of Liberty International, and as such a related party for the purposes of the Listing Rules, has agreed to acquire and be allotted 8 million Placing Shares at the Placing Price. The acquisition by The Gordon Family Trust represents 2.8 per cent of Liberty International's current issued share capital. The existing family interests associated with Donald Gordon, Chairman of Liberty International, prior to the Placing amounted to 53,810,378 Ordinary Shares (18.9 per cent. of Liberty International's issued ordinary share capital) at the close of business on 5 November 2002.

Morgan Stanley, with Liberty International's agreement, reserves the right to increase the size of the Placing at its discretion up to 28.4 million Ordinary Shares (9.9 per cent of the existing issued share capital). Morgan Stanley, in consultation with Liberty International, reserves the right to close the book at any time. The book-building is expected to close not later than 4.30 pm (London time) on 6 November 2002. However, Morgan Stanley may accept further bids after initial allocations have been made on the basis explained in Appendix 1.

The Placing Shares will be issued credited as fully paid and will rank pari passu with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue. The Company will apply for admission of the Placing Shares to the Official List and to listing on the London Stock Exchange's market for listed securities and it is expected that Admission of the Placing Shares will take place and that trading will commence in the Placing Shares on 13 November 2002. Application will also be made to the JSE Securities Exchange South Africa for the Placing Shares to be admitted to the JSE Securities Exchange South Africa.

The Placing, which will be conducted in accordance with the terms and conditions set out in Appendix 1, is conditional, inter alia, on:

(a) the Placing Agreement becoming unconditional and not having been terminated by Morgan Stanley in accordance with its terms prior to Admission; and

(b) Admission occurring by not later than 8.00 a.m. on Wednesday 13 November 2002, or such later time and/or date as the Company and Morgan Stanley agree.

Application of proceeds

The net proceeds of the Placing after deduction of the expenses of the Placing will be applied to the payment associated with the assumption of the general partner role of the Victoria Centre Partnership referred to above and to the Group's overall capital expenditure programme.

Current trading and prospects

Since 30 June 2002, the Company has:

• invested £32 million to increase its interest in The Potteries Shopping Centre, Hanley, Stoke-on-Trent from 35 per cent to 50 per cent.

• disposed of its interest in The Ridings Shopping Centre, and adjoining properties in Kirkgate, Wakefield, for £32 million, representing a small premium to book value at 30 June 2002. The disposal reflects CSC's policy of concentrating on dominant regional shopping centres; The Ridings, Wakefield, was CSC's smallest shopping centre interest and no longer an appropriate asset for the Group to hold given the size and scale of CSC's overall portfolio.

• increased its effective ownership of The Victoria Centre, Nottingham, from 38 per cent to 100 per cent for a net investment of some £157 million.

Regional shopping centres comprise over 80 per cent of Liberty International's aggregate investment properties and retail in aggregate comprises around 90 per cent.

The latest available retail sales figures for the year to date at CSC's regional centres have confirmed the pattern of overall year on year sales growth reported at the half year with particularly strong growth from the more recently opened centres, Braehead, Glasgow and The Chimes, Uxbridge. The Group's flagship centre, Lakeside, Thurrock, has continued its pattern of year on year sales growth. Voids at CSC's centres remain at an extremely low level with continued retailer interest in obtaining new units within CSC's portfolio. Active management has resulted in tenancy changes of 82 retail units to the end of September 2002 out of approximately 1425 retail units in total (following the sale of The Ridings Shopping Centre in Wakefield), compared with 44 tenancy changes at 30 June 2002. These changes include a number of retailers new to CSC centres, as well as existing retailers securing additional space.

Capital & Counties' aggregate commercial and retail portfolio amounted to around £900 million at 30 June 2002. Over half of the UK investments are within Central London, principally within the West End and Mid Town areas. Of these, prime retail properties represent one third and, to date, that market remains buoyant together with the overall West End and Mid Town investment market. By contrast, tenant demand for office space has weakened over the last 18 months. However, the Company has confidence in the long term strength and resilience of the West End and Mid Town areas with their increasingly restrictive planning regime and wide range of business occupiers. Capital & Counties' Central London office investments had an average passing rent of £26 per square foot at 30 June 2002 which is below the current level of market rents for equivalent space and consequently continue to have reversionary potential.

Potential inclusion in FTSE-100 Index

Liberty International is listed on both the London Stock Exchange and since 1999 the JSE Securities Exchange South Africa. Liberty International's FTSE ranking on the London Stock Exchange on the basis of market capitalisation placed the Company at number 96 at the close of business on 5 November 2002. The Placing should improve Liberty International's ranking with a possible outcome of entry into the FTSE-100 index, which the Company considers should have a desirable result of enhancing its profile with the London and international investment communities, and should increase the liquidity of the Company's Ordinary Shares.

General

Morgan Stanley is acting for Liberty International and no-one else in relation to the Placing and will not be responsible to any person other than Liberty International for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Placing or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected further results or performances, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, political, regulatory and economic factors. Liberty International assumes no responsibility to update any of the forward looking statements contained in this announcement. Further, any indication in this announcement of the price at which Ordinary Shares have been bought or sold in the past cannot be relied upon as a guide to future performance.

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Placing Shares to any person in any jurisdiction.

South African residents should be aware that South African Exchange Control Regulations apply or may apply to a participation in the Placing. They should, accordingly, through an authorised dealer, obtain any necessary approval or establish that an existing exchange control approval or exemption applies to such investment.

The Placing Shares have not been, nor will they be, registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States, and accordingly may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act. No regulatory authority has passed upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

APPENDIX 1

TERMS AND CONDITIONS

Important information on the Placing

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19 (1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (THE 'ORDER') OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ('HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC') OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS 'RELEVANT PERSONS'). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

By participating in the Placing, Placees will be deemed to have read and understood this Appendix 1 in its entirety and will acquire Placing Shares on the terms and conditions contained herein.

This announcement and the information contained herein is not for publication or distribution to persons in the United States, Canada, Australia, Japan or in any jurisdiction in which such publication or distribution is unlawful. The Placing Shares have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

This announcement does not constitute an offer for sale or acquisition for any securities of the Company in the United States or any other jurisdiction.

South African residents should be aware that South African Exchange Control Regulations apply or may apply to a participation in the Placing. They should, accordingly, through an authorised dealer, obtain any necessary approval or establish that an existing general exchange control approval or exemption applies to such investment.

The distribution of this announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or Morgan Stanley, or any of their respective affiliates, that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and Morgan Stanley to inform themselves about and to observe any such restrictions.

No prospectus

No prospectus or listing particulars have been or will be submitted to be approved by the UK Listing Authority or filed with the Registrar of Companies in England and Wales in relation to the Placing Shares.

Details of the Placing Agreement and the Placing Shares

Morgan Stanley (the 'Manager') has entered into a placing agreement (the 'Placing Agreement') with the Company under which, on the terms and subject to the conditions set out in the Placing Agreement, it has been appointed for the purpose of seeking to arrange persons to agree to accept allotment of Placing Shares ('Placees'), on the terms and subject to the conditions set out in this Appendix.

No commissions will be payable to Placees in respect of any Placing Shares.

Application for admission to listing and trading

Application will be made to the UK Listing Authority for admission of the Placing Shares to the Official List and to the London Stock Exchange for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities. Application will also be made to the JSE Securities Exchange South Africa for the Placing Shares

to be admitted to the JSE Securities Exchange South Africa.

Book-building

The Manager will today commence a book-building procedure (the 'Book-building') to arrange participation in the Placing by Placees and to establish the volume of demand for Placing Shares at the Placing Price of 560p. This announcement gives details of the terms and conditions of the Book-building and the Placing.

Principal terms of the Book-building and Placing

1. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by the Manager.

2. Each bid should state the maximum number of Placing Shares or a monetary value (at the Placing Price) of the Placing Shares which a prospective Placee wishes to acquire. Bids may be scaled down by the Manager on the basis referred to in paragraph 7 below.

3. The number of Placing Shares initially available under the Placing will be 16 million but this number may be increased, on the basis described below, at the discretion of the Manager with the agreement of the Company.

4. The Book-building is expected to close no later than 4.30 pm on 6 November 2002. However, at the Manager's discretion, firm allocations may be made (subject to satisfaction of the conditions referred to below under 'Conditions of the Placing' and to this Placing not being terminated on the basis referred to below under 'Termination of the Placing' below), on the basis agreed between the Company and the Manager, and communicated to Placees at any time during the course of 6 November 2002 (an 'initial allocation'). After any such initial allocation, the Book-building will close unless the Manager decides to extend it with the agreement of the Company. If the Book-building is extended, any initial allocations will remain binding on both the Company and the Placees concerned and it is expected that, subject to paragraph 7 below, the only bids which will be taken into account after the time at which the initial allocation is made will be bids submitted after that time.

5. If the Book-building is extended following an initial allocation on the basis referred to in paragraph 4, the extended Book-building is expected to close no later than 4.30 p.m. on Friday 8 November but it may be closed at an earlier or later time at the discretion of the Manager.

6. Any initial allocations and any further allocations pursuant to any extension of Book-building will be confirmed orally by the Manager as soon as practicable following the time at which they are determined by the Manager. Oral confirmation of an allocation by the Manager will give rise to a legally binding commitment by the Placee concerned, in favour of both the Manager and the Company, under which it agrees to acquire the number of Placing Shares allocated to it on the terms and subject to the conditions set out in this Appendix 1 and the Company's Memorandum and Articles of Association.

7. Subject to paragraphs 4 and 6 above, the Manager may choose to accept bids, either in whole or in part, on the basis of allocations determined at its discretion (after consultation with the Company) and may scale down any bids for this purpose on such basis as it may determine. It may also, notwithstanding paragraphs 4 to 6 above, (a) allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time and (b) allocate Placing Shares after the Book-building has closed to any person submitting a bid after that time. Placees should note that the Gordon Family Trust, or its nominee, has agreed to acquire 8 million Placing Shares at the Placing Price pursuant to the Placing and the Manager will allocate that number of shares to it.

8. A bid in the Book-building will be made on the terms and subject to the conditions in this Appendix and will be legally binding on the Placee on behalf of which it is made and except with the Manager's consent will not be capable of variation or revocation after the time at which it submitted.

9. Each Placee's obligations will be owed to both the Company and to the Manager. As provided in the Placing Agreement, the allotment and issue of Placing Shares by the Company will be in consideration for the fulfilment of certain obligations by the Manager to the Company. Subject to the provisions of 'Registration and Settlement' below, each Placee will, however, also have an immediate, separate binding obligation, owed to the Manager, to pay to it in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares it is to acquire pursuant to the Placing.

10. As soon as practicable following the time of any initial allocation, an announcement will be made by the Manager on behalf of the Company giving details of the initial allocation and, if relevant, of any extension of the Book-building. A further announcement will be made on behalf of the Company giving details of the size of the Placing as soon as practicable following the time at which the Book-building closes. Except as required by law or regulation, no press release or other announcement will be made by the Manager or the Company using the name of any Placee (or its agent), in its capacity as Placee (or agent), other than with such Placee's prior written consent.

11. Irrespective of the time at which a Placee's allocation(s) pursuant to the Placing is/are confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under 'Registration and Settlement'.

12. All obligations under the Book-building and Placing will be subject to fulfilment of the conditions referred to below under 'Conditions of the Placing' and to the Placing not being terminated on the basis referred to below under '

Termination of the Placing'.

13. By participating in the Book-building each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

Registration and Settlement

If Placees are allocated any Placing Shares in the Placing they will be sent a contract note or electronic confirmation which will confirm the number of Placing Shares allocated to them, the Placing Price and the aggregate amount owed by them to the Manager. Each Placee will be deemed to agree that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which they have in place with the Manager.

Settlement will be on a T+5 basis and is expected to occur on Wednesday 13 November 2002. Settlement will be on a delivery versus payment basis.

Interest is chargeable daily on payments not received on the due date in accordance with the arrangements set out above, in respect of either CREST or certificated deliveries, at the rate of 2 percentage points above prevailing LIBOR.

If Placees do not comply with their obligations the Manager may sell their Placing Shares on their behalf and retain from the proceeds, for its own account and benefit, an amount equal to the Placing Price of each share sold plus any interest due. Placees will, however, remain liable for any shortfall below the Placing Price and for any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of their placing Shares on their behalf.

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system. However, in the event of any difficulties or delays in the admission of the Placing Shares to CREST or the use of CREST in relation to the Placing, the Company and the Manager may, however, agree that the Placing Shares should be issued in certificated form. The Manager reserves the right to require settlement for the Placing Shares, and to deliver the Placing Shares to Placees, by such other means as it deems necessary if delivery or settlement to Placees is not practicable within the CREST system or would not be consistent with regulatory requirements in a Placee's jurisdiction.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees must ensure that, upon receipt, the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Conditions of the Placing

The obligations of the Manager in respect of the Placing are conditional on, inter alia:

(a) Admission occurring by not later than 8.00 a.m. on Wednesday 13 November 2002 (or such later time and/or date as the Company and the Manager may agree);

(b) none of the warranties given by the Company in the Placing Agreement being untrue, inaccurate, incorrect or misleading in any respect on certain dates prior to Admission and on the date of Admission;

(c) the Company having, in the opinion of the Manager, complied with its obligations under the Placing Agreement save to the extent that any non-compliance is not, in the opinion of the Manager, material in the context of the Placing; and

(d) certain other conditions set out in the Placing Agreement

The Manager may, at its discretion and upon such terms as it thinks fit, waive compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement, save that certain conditions including the condition relating to Admission referred to in paragraph (a) above may not be waived.

Termination of the Placing

The Manager may, at its absolute discretion, by notice in writing to the Company, terminate the Placing Agreement at any time prior to Admission if, inter alia:

(a) it becomes aware that the Company is in breach of any of its obligations under the Placing Agreement save to

the extent that any breach is not, in the opinion of the Manager, material in the context of the Placing; or

b) it becomes aware that any of the warranties given by the Company in the Placing Agreement is, or if repeated at any time up to and including Admission (by reference to the facts and circumstances then existing) would be, untrue, inaccurate, incorrect or misleading; or

(c) it is of the opinion that an event has occurred which:

i) constitutes a change or new matter which renders this announcement and/or any presentation made in relation to the Placing by or on behalf of the Company or its employees or directors or any amendment or supplement to either of them inaccurate or misleading; or

(ii) constitutes an adverse change, or a prospective adverse change, in or affecting the prospects, general affairs, management, financial or trading position, shareholders' funds or results of operations of the Company or its subsidiaries which will be prejudicial to dealings in the Ordinary Shares or which makes it inadvisable or impractical to proceed with the Placing or the delivery of the Placing Shares on the terms and in the manner contemplated in this Appendix 1 and the Placing Agreement; or

(d) there has occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the London Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on the London Stock Exchange; (iii) a general moratorium on commercial banking activities in London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom; (iv) any outbreak of hostilities or escalation thereof or an act of terrorism involving the United Kingdom or the United States or the declaration by the United Kingdom or the United States of a national emergency or war; or (v) the occurrence of any other calamity or crisis or any change or development in financial, political or economic conditions or currency exchange rates or controls or taxation, if the effect of any such event in (i) to (v) in the judgment of the Manager makes it impracticable or inadvisable to proceed with the Placing or will be to prejudice dealings in the Ordinary Shares.

Representations and further terms

By submitting a bid in the Book-building, each Placee represents, warrants, acknowledges and agrees that:

1. it has read this announcement (including this Appendix);

2. (i) it has not relied on any information given or representations or statements made by the Company or the Manager or any other person acting on its or their behalf in connection with the Placing other than information contained in this announcement and any information previously published by the Company by notification to a Regulatory Information Service ('Publicly Available Information') and (ii) it has made its own investigation of the business, financial and other position of the Company, satisfied itself that the information is still current and relied on that investigation for the purposes of its decision to participate in the Placing;

3. neither the Manager nor any person acting on its behalf is responsible for or has or shall have any liability for any information or representation relating to the Company contained in this announcement or the Publicly Available Information nor will be liable for any Placee's decision to participate in the Placing based on any information, representation, warranty or statement contained in this announcement, the Publicly Available Information or otherwise. Nothing in this Appendix shall exclude any liability of any person for fraudulent misrepresentation;

4. participation in the Placing is on the basis that it is not and will not be a client of the Manager and that the Manager has no duties or responsibilities to a Placee for providing protections afforded to its clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

5. unless the Company and the Manager otherwise agree, it is not, and at the time the Placing Shares are acquired will not be a resident of Australia, Canada or Japan and it and the beneficial owner of the Placing Shares at the time they are acquired are, and will at that time be, (i) not in the United States or (ii) acquiring in an 'offshore transaction' within the meaning of Regulation S under the Securities Act or (iii) a qualified institutional buyer (as defined in Rule 144A under the Securities Act) (a 'QIB') acquiring the Placing Shares in the United States for investment purposes only, and not with a view to distribution of the Placing Shares within the meaning of United States securities laws;

6. the Placing Shares have not been registered or otherwise qualified for offer and sale nor will a prospectus be cleared in respect of any of the Placing Shares under the securities laws of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within the United States, Australia, Canada or Japan;

7. it and/or each person on whose behalf it is participating:

(i) is entitled to acquire Placing Shares pursuant to the Placing under the laws of all relevant jurisdictions;

ii) has fully observed such laws;

(iii) has capacity and authority and is entitled to enter into and perform its obligations as an acquirer of Placing Shares and will honour such obligations; and

(iv) has obtained all necessary consents and authorities (including, without limitation, in the case of a person acting on behalf of a Placee, all necessary consents and authorities to agree to the terms set out or referred to in this Appendix) under those laws or otherwise;

8. the Placing Shares have not and will not be registered under the Securities Act, or under the securities laws of any state of the United States, and are being offered and sold on behalf of the Company in offshore transactions (as defined in Regulation S under the Securities Act) and to QIBs in reliance upon rule 144A or another exemption from the registration requirements under the Securities Act';

9. so long as the Placing Shares are 'restricted securities' within the meaning of Rule 144(a)(3) under the Securities Act, it will not deposit the Placing Shares into any depositary receipt facility maintained by any depositary bank in respect of the Company's Ordinary Shares;

10. it will not reoffer, sell, pledge or otherwise transfer the Placing Shares except (i) in an offshore transaction in accordance with Regulation S under the Securities Act; (ii) in the United States to QIBs pursuant to Rule 144A under the Securities Act; or (iii) pursuant to Rule 144 under the Securities Act (if available), and that, in each such case, such offer, sale, pledge, or transfer will be made in accordance with any applicable securities laws of any state of the United States;

11. if it is acquiring Placing Shares for the account of one or more QIBs, it has full investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account; and if it is a QIB acquiring such Placing Shares for its own account or it is acquiring such Placing Shares for the account of a QIB, it is aware that the sale of the Placing Shares is being made in reliance upon Rule 144A or another exemption from the registration requirements of the Securities Act;

12. if it will be a 'US Holder' as defined below under the heading 'Passive Foreign Investment Company', it acknowledges that it has read and understood the disclosure thereunder;

13. it will make payment to the Manager in accordance with the terms and conditions of this announcement on the due times and dates set out in this announcement, failing which the relevant Placing Shares may be placed with others on such terms as the Manager determines;

14. the person who it specifies for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. The Manager and the Company will not be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. It agrees to acquire Placing Shares pursuant to the Placing on the basis that the Placing Shares will be allotted to a CREST stock account of the Manager who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions with it;

15. the issue to it of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depository receipts and clearance services);

16. unless the Company and the Manager otherwise agree, it falls within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001, as amended;

17. it has not offered or sold and undertakes that it will not offer or sell any Placing Shares in the United Kingdom except to persons who fall within paragraph 3(a) of Schedule 11 to the Financial Services and Markets Act 2000 (the 'FSMA') (a person whose ordinary activities involve it in acquiring, managing or disposing of investments (as principal or agent) for the purpose of its business) or otherwise and in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995;

18. it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) relating to Placing Shares in circumstances in which section 21(1) of the FSMA does not require approval of the communication by an authorised person;

19. it has complied and it will comply with all applicable provisions of the FSMA with respect to anything done by it or on its behalf in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

20. it and any person acting on its behalf (i) are aware of their obligations in connection with money laundering under the Criminal Justice Act 1993; (ii) have verified the identity of their clients in accordance with the Money Laundering Regulations (1993) (the 'Regulations'); and (iii) they have complied fully with their obligations under the Regulations;

21. the Company, the Manager and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements;

22. the Placing Shares will be issued subject to the terms and conditions of this Appendix; and

23. this Appendix and all documents into which this Appendix is incorporated by reference or otherwise validly forms a part will be governed by and construed in accordance with English law. All agreements to acquire shares pursuant to the Book-building and/or the Placing will be governed by English law and the English courts shall have exclusive jurisdiction in relation thereto except that proceedings may be taken by the Manager in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a uotation on a recognised stock exchange.

Please also note that the agreement to allot and issue Placing Shares to Placees (or the persons for whom Placees are contracting as agent) free of stamp duty and stamp duty reserve tax in the UK relates only to their allotment and issue to Placees, or such persons as they nominate as their agents , direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor the Manager would be responsible. If this is the case, it would be sensible for Placees to take their own advice and they should notify the Manager accordingly. In addition, Placees should note that they will be liable for any capital duty, stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the acquisition by them of any Placing Shares or the agreement by them to acquire any Placing Shares.

The representations, warranties, acknowledgements and undertakings contained in this Appendix are given to the Manager for itself and on behalf of the Company and are irrevocable. The Manager is acting exclusively for the Company and no one else in connection with the Book-building and the Placing and will not be responsible to anyone (including Placees) other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Book-building or the Placing or any other matters referred to in this press announcement.

Each Placee and any person acting on behalf of the Placee acknowledges that the Manager does not owe fiduciary or other duties to any Placee in respect of any representations, warranties, undertakings or indemnities in the Placing Agreement.

Each Placee and any person acting on behalf of the Placee acknowledges and agrees that the Manager may (at its absolute discretion) satisfy its obligations to procure Placees by itself agreeing to become a Placee in respect of some or all of the Placing Shares or by nominating any connected or associated person to do so.

When a Placee or any person acting on behalf of the Placee is dealing with the Manager, any money held in an account with the Manager on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the relevant rules and regulations of the Financial Services Authority which therefore will not require the Manager to segregate such money, as that money will be held by it under a banking relationship and not as trustee.

All times and dates in this Appendix may be subject to amendment. The Manager will notify persons acting on behalf of the Placees of any changes.

Passive Foreign Investment Company

The following discussion applies only to US Holders of the Company's Ordinary Shares. For this purpose, a US Holder is a beneficial owner of Ordinary Shares that is (i) a citizen or resident of the United States for US federal income tax purposes; (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any state thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

There is a risk that the Company may be considered to be a Passive Foreign Investment Company (a 'PFIC') for US federal income tax purposes because it holds rental properties in subsidiaries that are separate from the subsidiaries through which it conducts its property management activities. If the Company is a PFIC in any year during which a US Holder owns Ordinary Shares, and the US Holder has not made a mark to market or qualified electing fund ('QEF') election, the US Holder will generally be subject to special rules (regardless of whether the Company continues to be a PFIC) with respect to (i) distributions exceeding 125 per cent of the average annual distributions received from the Company in the previous three taxable years or, if shorter, the US Holder's holding period for the Ordinary Shares; and (ii) any gain realised on the sale or other disposition of Ordinary Shares.

Under these rules (i) the distribution or gain will be allocated rateably over the US Holder's holding period; (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company was a PFIC will be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax applicable to the US Holder for that year and an interest charge for the deemed deferral benefit will be imposed on the resulting tax attributable to each of those other taxable years. If the Company is a PFIC, a US Holder will generally be subject to similar rules with respect to distributions to the Company by, and dispositions by the Company of the shares of, any of the Company's direct or indirect subsidiaries that are also PFICs.

US Holders can avoid the interest charge by making a mark to market election with respect to the Ordinary Shares, provided that the shares are 'marketable'. Shares will be marketable if they are regularly traded on certain US stock exchanges, or on a foreign stock exchange that satisfies certain regulatory requirements. It is expected that the London Stock Exchange will satisfy these requirements. For purposes of this election, the Ordinary Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. US Holders should consult their tax advisers concerning the availability and consequences of making a mark to market election with respect to the Ordinary Shares.

In some cases a shareholder can avoid the interest charge and the other adverse PFIC consequences described above by making a QEF election to be taxed currently on its share of the PFIC's undistributed income. The Company does not, however, expect to provide US Holders with the information regarding this income that would be necessary for a US Holder to make a QEF election with respect to its Ordinary Shares.

If the Company is a PFIC, each US Holder will be required to make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest. US Holders should consult their tax advisers regarding the potential application of the PFIC regime.

APPENDIX 2

Information on Liberty International

Liberty International is a major UK listed property group owning 100 per cent of both CSC, the leading regional shopping centre business, and Capital & Counties, a commercial and retail property investment and development company. Liberty International has been listed on the London Stock Exchange since July 1992 and listed since 1999 on the JSE Securities Exchange South Africa.

Liberty International has approximately 284.2 million ordinary shares in issue (297.9 million on a fully diluted basis) with a fully diluted net asset value per share at 30 June 2002 of 836p.

Liberty International's investment properties at 30 June 2002 amounted to £4.2 billion and net borrowings were £1.7 billion, with shareholders' funds of £2.4 billion.

The Group's £3.4 billion regional shopping centre portfolio operated by CSC (now including a 100 per cent interest in The Victoria Centre, Nottingham) is the premier shopping centre franchise in the UK with:

- landmark assets, such as the 3 out-of-town centres at Lakeside, Thurrock, the MetroCentre, Gateshead, and Braehead, Glasgow

- 6 major in-town centres

- 6 of the UK's top 15 shopping centres

- around 180 million customer visits per annum

- catchment areas covering over one-third of the UK's population

- strong relationships with major retailers

- extensive experience of working with partners and local authorities

- active management approach treating shopping centres as businesses

The £900 million commercial and retail property portfolio operated by Capital & Counties includes significant holdings in London's West End, particularly in Piccadilly, Covent Garden, the Strand, Regent Street and Kensington High Street, together with retail interests in major UK cities and a property business in California with approximately $300 million of primarily retail assets, including shopping centres.

Details of Individual Projects

A. Committed Acquisitions and Developments

MetroCentre, Gateshead (1.6 million sq.ft, 90 per cent owned)

Work has now started on the main contract for the redevelopment of parts of MetroCentre. The New Red Mall scheme, replacing a redundant supermarket, will provide 371,000 sq.ft. of retail space, including a new Debenhams department store and 28 new shop units which will open for trade in autumn 2004. A new 1,100 space covered car park will link directly to the department store and into the new mall.

The New Public Transport Exchange, which replaces the existing bus station will provide state-of-the-art facilities with internal, mall-quality waiting areas for shoppers. It will also be a terminus for the dedicated Centrelink bus service direct to central Gateshead. As part of this scheme, the railway interchange will be upgraded and considerable infrastructure works will improve the A1 junction and access roads around the centre.

Chapelfield, Norwich (510,000 sq.ft, expected to be 100 per cent owned)

CSC has entered into an agreement with Lend Lease Europe Limited to invest an estimated £275 million (excluding residential costs) in the proposed development of Chapelfield Shopping Centre, Norwich, which is targeted for completion in autumn 2005. The consideration is dependent on the rents achieved, currently estimated at £18 million per annum.

The 510,000 sq.ft. mixed-use scheme will include a 140,000 sq.ft. store for House of Fraser, 10 large units and some 80 other shops, restaurants and cafes. There will be a 1,000 space car park, 115 residential units and full integration with local transport.

Braehead, Glasgow (1.06 million sq.ft, 100 per cent owned)

Renfrewshire Council has resolved to grant outline planning consent for the development of a further 145 acres surrounding Braehead. The proposals include 420,000 sq.ft. of office space, some 900 residential units and a riverside park. There will also be approximately 460,000 sq.ft. of planned leisure to be operated by Xscape including an indoor real snowslope, a multiplex cinema, family entertainment centre, a hotel, cafes and restaurants and some specialist retailers.

Serramonte Shopping Centre, San Francisco, USA (850,000 sq.ft., 100 per cent owned)

The Serramonte Shopping Centre is a major regional shopping centre in Daly City, San Francisco, California. The Centre has 850,000 sq.ft. of single level retail space on 80 acres and is anchored by Macy's, Target and Mervyn's. It is located at an interstate junction south of San Francisco City and is the centrepiece of an important regional retail hub. The Centre was purchased in early 2002 for $119 million on an initial yield of 9 per cent with substantial value adding opportunities and was revalued at $125 million at 30 June 2002.

King's Reach, Southwark, London (100 per cent owned)

The King's Reach complex acquired in early 2002 for £70 million consists of 275,000 sq.ft. of offices and retail space as well as a block of residential flats. The principal offices, including a 30 storey tower building, are let to IPC Magazines on a lease expiring in 2007. The passing rent on the offices averages £16 per square foot and there is a rent review outstanding as at June 2002.

The complex offers the prospect of a substantial reversion following the 2002 rent review and thereafter presents a significant opportunity for refurbishment and redevelopment in an area with strong potential for further growth.

B. Development Projects at the Planning Stage

Cardiff

CSC is working with Land Securities PLC, the UK's largest listed property company, under a proposed 50:50 joint venture to undertake a major city centre regeneration scheme. The project will extend the existing St David's Centre in Cardiff owned by Land Securities PLC and incorporate the Hayes Centre which is already owned by CSC, and will provide 750,000 sq.ft. of new retail space, with leisure and residential elements. The Partnership is working closely with Cardiff County Council on the proposals. The first stage of a major public consultation exercise has now been completed and an outline planning application was submitted at the end of October 2002.

Westgate, Oxford

This £220 million development proposal to extend and refurbish the Westgate Centre in Oxford, where CSC already owns the Allders Department Store, will respond to strong retailer demand for units in Oxford. The project is a 50:50 joint venture with LaSalle Investment Management. The scheme, which has been carefully designed to blend with the historic streetscape of Oxford, includes a remodelled entrance and elevations, new rooftop housing and provides a major new public space at the heart of the centre.

The scheme involves a 225,000 sq.ft. redevelopment and extension including a new department store and 36 shops, new kiosks and restaurants and a 1,250 space underground car park. The centre will be fully accessible by bus, bicycle and on foot with well defined pedestrian and cycle routes through the area. The overall centre on completion will amount to 520,000 sq.ft.

Following a planning enquiry into the proposals in November 2001, the Planning Inspector recommended that permission be granted for the scheme, save for a small office element. However, the Secretary of State did not accept the Planning Inspector's recommendation and refused the application on 26 September 2002. CSC with its joint venture partner has decided to pursue a legal challenge to the Secretary of State's decision.

C. Existing Centres with Major Development and Investment Potential

Eldon Square, Newcastle upon Tyne (961,000 sq.ft, 30 per cent owned)

Eldon Square, opened in 1976, was one of the first examples of mixed use city centre regeneration. It successfully incorporates modern shopping, offices, flats and a major leisure centre. CSC continues to work to keep the centre up to date, providing the larger units needed by today's retailers. Discussions are taking place with CSC's partners which inter alia involve plans to develop the southern end of Eldon Square to create a new department store and additional large retail units.

Others

CSC continues to pursue development and expansion opportunities within the remainder of its regional shopping centre portfolio.

APPENDIX 3

DEFINITIONS

In this announcement:

'Admission' means the admission of the Placing Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities

'Capital & Counties' means Capital & Counties plc

'CSC' means Capital Shopping Centres PLC

'Directors' or 'Board' means the directors of Liberty International

'FSMA' means the Financial Services and Markets Act 2000

'Gordon Family Trust' means STC International Limited as trustee of The Gordon Family Trust

'Group' means Liberty International and its subsidiary undertakings

'London Stock Exchange' means London Stock Exchange plc

'Liberty International' or the 'Company' means Liberty International PLC

'Listing Rules' means the listing rules made by the UK Listing Authority under the FSMA

'Morgan Stanley' means Morgan Stanley Securities Limited

'Official List' means the Official List maintained by the UK Listing Authority

'Ordinary Shares' means ordinary shares of 50p each in the capital of the Company

'Placees' means the persons to whom the Placing Shares are issued and allotted pursuant to the Placing and Placee means anyone of them

'Placing' means the placing of the Placing Shares with institutional and other investors

'Placing Agreement' means the agreement dated 6 November 2002 between the Company and Morgan Stanley in connection with the Placing

'Placing Price' means the price of 560p per Placing Share

'Placing Shares' means the new Ordinary Shares which are to be issued in connection with the Placing

'Regulatory Information Service' means a regulatory information service listed in schedule 12 of the Listing Rules;

'Securities Act' means the United States Securities Act of 1933, as amended

'Shareholders' means holders of Ordinary Shares

'UK Listing Authority' means the Financial Services Authority, acting in its capacity as the competent authority under the Financial Services and Markets Act 2000

'United Kingdom' or 'UK' means the United Kingdom of Great Britain and Northern Ireland

'United States' means the United States of America, its territories and possessions, any State of the United States and the District of Columbia

68

Investor Relations

News Centre

Results of placing of new ordinary shares of Liberty International PLC

6 November 2002

Further to the announcement earlier this morning, Liberty International PLC ('Liberty International') and Morgan Stanley Securities Limited ('Morgan Stanley') are pleased to announce that 28.4 million new ordinary shares of Liberty International have been placed at 560p per share, raising gross proceeds of approximately £159 million. These new ordinary shares represent approximately 9.9 per cent of Liberty International's issued share capital prior to the Placing. The order book for the Placing has now been closed and the offer will not be extended.

On completion of the Placing, the new ordinary shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Liberty International.

Application will be made for the new ordinary shares to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange's market for listed securities. Application will also be made to the JSE Securities Exchange South Africa for the new ordinary shares to be admitted to the JSE Securities Exchange South Africa. Subject to completion of the conditions of the Placing Agreement between Liberty International and Morgan Stanley, it is expected that admission to the Official List will become effective and dealings will commence on 13 November 2002.

Contacts:

Liberty International PLC +44 20 7960 1200
Donald Gordon, Chairman +44 20 7960 1201
David Fischel, Chief Executive +44 20 7960 1207

Morgan Stanley +44 20 7425 8000
Jonathan Lane +44 20 7425 4303
John Hyman +44 20 7425 6115

Public Relations (UK) - Hudson Sandler
Michael Sandler +44 20 7796 4133

Public Relations (South Africa) - College Hill Associates
Matthew Gregorowski (London) +44 20 7457 2020
Nick Williams (South Africa) +27(0) 8360 70761

Morgan Stanley is acting exclusively for Liberty International and no-one else in relation to the Placing and will not be responsible to anyone other than Liberty International for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Placing or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

This announcement is not for release, publication or distribution in, or into, the United States, Australia, Canada or Japan

The new ordinary shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States, and, accordingly may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act of 1933, as amended. No regulatory authority has passed upon or endorsed the merits of the offering of the new ordinary shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

69





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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Liberty International PLC
Released	11:58 7 Nov 2002
Number	PRNUK-0711

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs') BY THE DONALD GORDON FAMILY INTERESTS

	Date of disclosure:	7 November 2002
	Date of acquisition:	6 November 2002
	Acquisition in:	Liberty International PLC
(1)	Class of voting shares:	Ordinary shares of 50p each
	Number of shares/rights acquired by Mr D Gordon:	529,200
(2)	Resultant total holding of the Donald Gordon Family Interests of voting shares (and % of total voting shares in issue):	54,339,578 (19.12%)
(3)	Party making disclosure:	Donald Gordon on behalf of the Donald Gordon Family Interests.
(4)	(a) Name of person acquiring shares or rights over shares as disclosed in (1) above:	Mr D. Gordon
	(b) Names of any other persons acting by agreement or understanding (see SAR 5):	Mrs P. Gordon Mr G.J. Gordon Mr R.M. Gordon Mrs W.D. Appelbaum The Donald Gordon Foundation

The above parties comprise the Donald Gordon Family Interests

For and on behalf of the party named in (3) above:	John Armstrong Assistant Secretary Liberty International PLC
Telephone and extension number:	020 7887 7064

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:02 7 Nov 2002
Number	PRNUK-0711

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired

   529,200

8. Percentage of issued class

   0.19%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary Shares

12. Price per share

    562p

13. Date of transaction

    06/11/02

14. Date company informed

    07/11/02

15. Total holding following this notification

28,528,584

16. Total percentage holding of issued class following this notification

10.04%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Armstrong

020 7887 7064

25. Name and signature of authorised company official responsible for making this notification

John Armstrong, Assistant Company Secretary

Date of notification 07/11/02

END



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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	12:04 7 Nov 2002
Number	PRNUK-0711

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   Mr D GORDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Mr D Gordon 12,356,939

   Mrs P Gordon 150,000

   Circle Nominees Limited 2,646,630

   Capital Nominees Pty Ltd 5,799,100

   HSBC Global Custody 7,575,915

5. Number of shares/amount of stock acquired

   529,200 Ordinary Shares

6. Percentage of issued class

   0.19%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    6 NOVEMBER 2002

11. Date company informed

    7 NOVEMBER 2002

12. Total holding following this notification

    28,528,584 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    10.04%

14. Any additional information

15. Name of contact and telephone number for queries

    JOHN ARMSTRONG

    020 788 7064

16. Name and signature of authorised company official responsible for making this notification

JOHN ARMSTRONG

ASSISTANT COMPANY SECRETARY

Date of notification 07/11/02

END

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Full Text Announcement

Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	07:00 8 Nov 2002
Number	PRNUK-0711

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr P Burgess

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Interest of spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Bath Street Nominees Limited, A/c 50558/1

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
6,000	0.002%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	560p	06/11/02	06/11/02

15. Total holding following this notification

    9,250

16. Total percentage holding of issued class following this notification

    0.003%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

    John Armstrong

    020 7887 7064

25. Name and signature of authorised company official responsible for making this notification

    John Armstrong, Assistant Company Secretary

    Date of notification 07/11/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	14:40 12 Nov 2002
Number	PRNUK-1211

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   UNKNOWN

6. Percentage of issued class

   N/A

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    06/11/02

11. Date company informed

    07/11/02

12. Total holding following this notification

    9,456,033 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    3.33%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    Kerin Williams

Deputy Company Secretary

Date of notification 12 NOVEMBER 2002

	Number of Shares
CAPITAL GUARDIAN TRUST COMPANY	
Registered Name	
State Street Nominees Limited	21,370
Bank of New York Nominees	9,306
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	86,500
Bank of New York Nominees	1,458,751
Mellon Nominees (UK) Limited	111,200
KAS UK	8,400
Bank One London	92,300
Northern Trust AVFC	63,800
Mellon Bank NA	39,500
HSBC Bank plc	233,900
Deutsche Bank AG	157,520
Citibank NA	35,400
Lloyds Bank	35,336
MSS Nominees Limited	58,000
Royal Bank of Scotland	1,900
Nortrust Nominees	842,442
Morgan Guaranty	75,677
Citibank London	35,000
Barclays Bank	34,300
Bankers Trust	483,300
Midland Bank plc	39,523
Northern Trust	39,600
State Street Nominees Limited	206,164
Clydesdale Bank plc	45,800
Chase Nominees	733,734
CAPITAL INTERNATIONAL SA	

Registered Name	
Credit Suisse London	7,200
JP Morgan	422,700
HSBC Bank plc	59,700
Deutsche Bank AG	67,599
Citibank NA	10,448
RBSTB Nominees Ltd	14,900
Vidacos Nominees Ltd	110,670
Lloyds Bank	19,474
National Westminster Bank	80,500
State Street Bank & Trust Co.	10,200
MSS Nominees Limited	26,200
Royal Bank of Scotland	661,782
Morgan Stanley	16,500
Nortrust Nominees	14,300
Brown Bros	17,700
Citibank London	10,300
Midland Bank plc	299,900
Chase Nominees	987,078
Bank of New York Nominees	27,645
State Street Nominees Limited	13,700
Barclays Bank	211,200

CAPITAL INTERNATIONAL, Inc

Registered Name	
HSBC Bank plc	16,100
State Street Nominees Limited	592,600
Bank of New York Nominees	63,900
Chase Nominees	462,200
Midland Bank plc	55,900
Nortrust Nominees	72,100
Royal Bank of Scotland	60,400
State Street Bank & Trust Co.	10,014
Citibank	5,800

RBSTB Nominees Ltd	19,800
Citibank NA	55,000
Chase Manhattan Nominee Ltd, Australia	3,800
	9,456,033

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Liberty International PLC
Released	15:20 13 Nov 2002
Number	PRNUK-1311

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs') BY THE DONALD GORDON FAMILY INTERESTS

	Date of disclosure:	13 November 2002
	Date of acquisition:	13 November 2002
	Acquisition in:	Liberty International PLC
(1)	Class of voting shares:	Ordinary shares of 50p each
	Number of shares/rights acquired :	8,000,000
(2)	Resultant total holding of the Donald Gordon Family Interests of voting shares (and % of total voting shares in issue):	62,670,783 (20.05%)
(3)	Party making disclosure:	Donald Gordon on behalf of the Donald Gordon Family Interests.
(4)	(a) Name of person acquiring shares or rights	The Gordon Family Trust (5,700,000)
	over shares as disclosed in (1) above:	R M Gordon (2,300,000)
	(b) Names of any other persons acting by	Mr D Gordon
	agreement or understanding (see SAR 5):	Mrs P Gordon
		Mr G J Gordon
		Mrs W D Appelbaum
		The Donald Gordon Foundation

The above parties comprise the Donald Gordon Family Interests

For and on behalf of the party named in (3) above:	Kerin Williams
	Deputy Company Secretary
	Liberty International PLC
Telephone and extension number:	020 7887 7108

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:26 13 Nov 2002
Number	PRNUK-1311

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 6,000	a. 0.002%		
b. 193,015	b. 0.062%		
c. 95,767	c. 0.031%		
d. 5,700,000	d. 1.823%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. 571p	a. 8/11/02	13/11/02
	b. 570p	b. 11/11/02	
	c. 569p	c. 12/11/02	
	d. 560p	d. 13/11/02	

15. Total holding following this notification

34,523,366

16. Total percentage holding of issued class following this notification

11.04%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 13 November 2002

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	15:32 13 Nov 2002
Number	PRNUK-1311

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

MR D GORDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MATERIAL INTERESTS OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Mr D Gordon 12,356,939

Mrs P Gordon 150,000

Circle Nominees Limited 2,646,630

Capital Nominees Pty Ltd 5,799,100

HSBC Global Custody 13,570,697

5. Number of shares/amount of stock acquired

5,700,000

6. Percentage of issued class

1.823%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY SHARES OF 50 PENCE

10. Date of transaction

13/11/02

11. Date company informed

13/11/02

12. Total holding following this notification

34,523,366

13. Total percentage holding of issued class following this notification

11.04%

14. Any additional information

15. Name of contact and telephone number for queries

kERIN wILLIAMS

020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

Kerin Williams

Deputy Company Secretary

Date of notification 13 November 2002

END

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Full Text Announcement

Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	15:34 13 Nov 2002
Number	PRNUK-1311

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   MR R M GORDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTERESTS OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Mr R M Gordon

5. Number of shares/amount of stock acquired

   2,300,000

6. Percentage of issued class

   0.73%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    13/11/02

11. Date company informed

    13/11/02

12. Total holding following this notification

    10,670,526

13. Total percentage holding of issued class following this notification

    3.41%

14. Any additional information

15. Name of contact and telephone number for queries

    kERIN wILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    Kerin Williams

Deputy Company Secretary

Date of notification 13 November 2002

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:49 13 Nov 2002
Number	PRNUK-1311

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') made market purchases of ordinary shares in the Company. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares
7	Shares purchased:	No. of Shares: Price per Share: 800,000 560p
8	Percentage of issued class:	0.256%
9	Class of security:	Ordinary shares
10	Date of purchase:	13 November 2002

11	Date company informed:	13 November 2002
12	Total holding following this notification:	5,874,259
13	Total percentage holding of issued class following this notification:	1.623%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	13 November 2002

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	16:06 13 Nov 2002
Number	PRNUK-1311

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   OLD MUTUAL plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   UNKNOWN

6. Percentage of issued class

   N/A

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    08/11/02

11. Date company informed

    12/11/02

12. Total holding following this notification

    10,523,674 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    3.70%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 13 November 2002

Registered Holder	
Old Mutual Life Assurance Company (South Africa) Ltd	4,577,053
Old Mutual Life Assurance Company (South Africa) Ltd	6,500
Old Mutual Life Assurance Company (South Africa) Ltd	34,975
Old Mutual Unit Trusts SA	157,200
Old Mutual Life Asset Managers (South Africa) Ltd	2,279,104
Old Mutual Life Assurance Company (Namibia) Ltd	159,680
Old Mutual Life Asset Managers (Namibia) Ltd	66,100
Old Mutual Life Global Asset Fund	247,896
Mutual & Federal Limited	139,772
Mutual & Federal Namibia Limited	70,733
National Employers General	4,676
Protea Insurance	59,701
Protea Assurance	20,000
Phoenix Assurance	132,706
Nedbank Nominees	617,637
Standard Bank Nominees Limited	12,059
Marser Securities Nominees (Pty) Ltd	5,613
Nedcor Bank Nominees	1,073,029
Standard Bank Nominees Limited	17,972
NLBi Nominees Limited	44,300
Standard Bank Nominees Limited	24,760
ABSA Nominees Limited	123,500
Nedcor Bank Nominees Limited	150,014
Standard Bank Nominees (Transvaal) (Pty) Limited	491,424
Computershare Nominees Limited	7,270
	10,523,674

END

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If you have sold or otherwise transferred all your ordinary shares please forward this document as soon as possible to the purchaser or transferee, or to the bank, stockbroker, or other agent through whom or to whom the sale or transfer was effected, for delivery to the purchaser or transferee.


LIBERTY
INTERNATIONAL

From Donald Gordon, Chairman, Liberty International



14 November 2002

Dear Shareholder

I am writing to inform you of a number of significant and positive recent developments which collectively represent a substantial advance in the affairs of Liberty International.

Victoria Centre, Nottingham
Liberty International's effective ownership level increased from 38 per cent to 100 per cent for a net outlay of £157 million.

Liberty International has for some years had an effective interest in the Victoria Centre, Nottingham, of around 38 per cent, of which 20 per cent was held directly and the balance was held through a 23.2 per cent interest in a partnership called the UK Prime Property Partnership owning 80 per cent of the Victoria Centre.

On 4 November 2002, Liberty International's interest in the Victoria Centre effectively increased to 100 per cent for a net outlay of £157 million as part of the realignment of the ownership structure of the Victoria Centre involving the retirement of the General Partner, Baffin (U.K.) Limited, and the assumption of this role by a subsidiary of Liberty International.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO. 3685527 REGISTERED OFFICE: 40 BROADWAY LONDON SW1H 0BT

The Victoria Centre was opened in 1972 as one of the first of the new generation of shopping centres to be built in the UK and now comprises 956,000 sq.ft. of modern retail space, anchored by John Lewis and House of Fraser, the latter opened in 1996 as part of a major extension of the Northern end of the scheme. The Centre provided a net annual rental income of around £16 million for the year ended 31 December 2001. The Victoria Centre has 117 separate retail units, including a wide variety of multiple retailers, and has the benefit of approximately 2,700 car spaces and excellent public transport links. Nottingham as a city is ranked fifth nationally by size of shopping population with some 3.8 million people in the catchment area. The Centre ranks within the top 10 UK shopping centres by size.

We are delighted to be continuing and increasing our Group's involvement with the Victoria Centre which goes back to its original construction and opening in 1972. The Centre has a proven highly successful track record, attracting some 23 million customer visits per annum. The arrangements are consistent with our strategy of focussing primarily on dominant regional shopping centre locations in the United Kingdom.

Placing of 28.4 million new ordinary shares, representing 9.9 per cent of Liberty International's then existing issued share capital, at 560p per share raising £159 million.

On 6 November 2002, Liberty International successfully placed, through Morgan Stanley Securities Limited ("Morgan Stanley"), 28.4 million new ordinary shares at 560p per share raising £159 million before expenses. The shares were placed with a range of UK and international institutional investors.

The net proceeds of the Placing will be applied to the payment associated with the increased ownership level of the Victoria Centre referred to above and to the Group's overall capital expenditure programme.

Purpose of Placing

The Directors had concluded that additional equity finance, particularly in the light of the above arrangements concerning the Victoria Centre, Nottingham, was an important element in the Group's overall financing plans in order to maintain the debt to assets and interest cover ratios of Liberty International at appropriate levels, where the cost of capital is optimised and the Group's strong financial position can be maintained.

The Placing is expected to be beneficial to Shareholders as it will enable Liberty International to:

- continue the dynamic expansion and enhancement of its business.
- consolidate and augment its premier nationwide franchise in the UK shopping centre business.
- undertake long-term infrastructure and regeneration projects, such as the highly successful Braehead project, which require a significant backing of permanent equity capital.
- continue to pursue attractive opportunities within its high performing commercial and retail property business conducted by Capital & Counties, including the Group's interests in the USA which are predominantly retail, including shopping centres.
- maintain its strong financial position. The Group has a highly defensive debt structure in terms of its maturity, interest rate and risk profile with the major proportion of the Group's secured debt related to individual properties and on a non-recourse basis to the Group.
- be in a position to continue to deliver capital appreciation and superior returns to Shareholders.

Other details of the Placing

The Placing has increased the issued ordinary share capital of Liberty International from 284.2 million to 312.6 million ordinary shares. The new ordinary shares, which were allotted on 13 November 2002 and rank pari passu with the existing ordinary shares, have been admitted to the Official List and to listing on the London Stock Exchange's market for listed securities. The shares have also been listed on the JSE Securities Exchange South Africa.

In connection with the Placing, The Gordon Family Trust, a trust within the Gordon family interests and therefore connected with the Chairman, Mr. Donald Gordon, and as such a related party for the purposes of the Listing Rules, agreed to acquire 8 million of the shares placed. The Gordon family interests after the Placing amount to approximately 62.7 million ordinary shares (20.0 per cent of Liberty International's issued ordinary share capital) at the close of business on 13 November 2002.

Potential inclusion in FTSE-100 index

Liberty International is listed on both the London Stock Exchange and since 1999 the JSE Securities Exchange South Africa. Liberty International now ranks as the UK's third largest listed property company by market capitalisation.

At the close of business on 13 November 2002, Liberty International's FTSE ranking on the London Stock Exchange was number 88 by market capitalisation, based on the increased number of 312.6 million shares in issue. The Placing has improved Liberty International's ranking with a possible outcome of entry into the FTSE-100 index at the next review date in December 2002. The company considers FTSE-100 membership should have the desirable result of enhancing Liberty International's profile with the London and international investment communities, and should increase the potential shareholder base and liquidity of the company's ordinary shares.

Information on individual projects

A substantial proportion of the Group's overall investment and development programme involves extensions to or increased interests in existing centres with proven successful track records. The acquisition arrangements at Chapelfield Norwich where Lend Lease Europe is the developer substantially insulate CSC from construction and initial letting risk, in line with Liberty International's low risk expansion strategy at this time.

Excluding the Victoria Centre, Nottingham, the Group has a committed investment and development programme of around £500 million, which is fully funded by existing cash and committed facilities. In addition Liberty International is actively engaged in potential development projects at both Cardiff and Oxford and within the existing investment portfolio.

Committed developments

MetroCentre, Gateshead (1.6 million sq.ft., 90 per cent owned)

Work has now started on the main contract for the £85 million redevelopment of parts of MetroCentre. The New Red Mall scheme, replacing a redundant supermarket, will provide 371,000 sq.ft. of prime retail space, including a new Debenhams department store and 28 new shop units which will open for trade in autumn 2004. A new 1,100 space covered car park will link directly to the department store and into the new mall.

The New Public Transport Exchange, which replaces the existing bus station will provide state-of-the-art facilities with internal, mall-quality waiting areas for shoppers. It will also be a terminus for the dedicated Centrelink bus service direct to central Gateshead. As part of this scheme, the railway interchange will be upgraded and considerable infrastructure works will improve the A1 junction and access roads around the centre.

Chapelfield, Norwich (510,000 sq.ft., expected to be 100 per cent owned)

CSC has entered into an agreement with Lend Lease Europe Limited to invest an estimated £275 million (excluding residential costs) in the proposed development of Chapelfield Shopping Centre, Norwich, which is targeted for completion in autumn 2005. The consideration is dependent on the rents achieved, currently estimated at £18 million per annum.

The 510,000 sq.ft. mixed-use scheme will include a 140,000 sq.ft. store for House of Fraser, 10 large units and some 80 other shops, restaurants and cafés. There will be a 1,000 space car park, 115 residential units and full integration with local transport.

Braehead, Glasgow (1.06 million sq.ft., 100 per cent owned)

Renfrewshire Council has resolved to grant outline planning consent for the development of a further 145 acres surrounding Braehead. The proposals include 420,000 sq.ft. of office space, some 900 residential units and a riverside park. There will also be approximately 460,000 sq.ft. of planned leisure to be operated by Xscape including an indoor real snowslope, a multiplex cinema, family entertainment centre, a hotel, cafés and restaurants and some specialist retailers.

Development projects at the planning stage

Cardiff

CSC is working with Land Securities PLC, the UK's largest listed property company, under a proposed 50:50 joint venture to undertake a major city centre regeneration scheme. The project will extend the existing St David's Centre in Cardiff owned by Land Securities PLC and incorporate the Hayes Centre which is already owned by CSC, and will provide 750,000 sq.ft. of new retail space, with leisure and residential elements. The Partnership is working closely with Cardiff County Council on the proposals. The first stage of a major public consultation exercise has now been completed and an outline planning application was submitted at the end of October 2002.

Westgate, Oxford

This £220 million development proposal to extend and refurbish the Westgate Centre in Oxford, where CSC already owns the Allders Department Store, will respond to strong retailer demand for units in Oxford. The project is a 50:50 joint venture with LaSalle Investment Management. The scheme, which has been carefully designed to blend with the historic streetscape of Oxford, includes a remodelled entrance and elevations, new rooftop housing and provides a major new public space at the heart of the centre. The overall centre on completion will amount to 520,000 sq.ft.

Following a planning inquiry into the proposals in November 2001, the Planning Inspector recommended that permission be granted for the scheme, save for a small office element. However, the Secretary of State did not accept the Planning Inspector's recommendation and refused the application on 26 September 2002. CSC with its joint venture partner has decided to pursue a legal challenge to the Secretary of State's decision.

Existing centres with major development and investment potential

Eldon Square, Newcastle upon Tyne (961,000 sq.ft., 30 per cent owned), opened in 1976, was one of the first examples of mixed use city centre regeneration. It successfully incorporates modern shopping, offices, flats and a major leisure centre. CSC continues to work to keep the centre up to date, providing the larger units needed by today's retailers. Discussions are taking place with CSC's partners which inter alia involve plans to develop the southern end of Eldon Square to create a new department store and additional large retail units.

CSC continues to pursue development and expansion opportunities within the remainder of its regional shopping centre portfolio.

Concluding remarks

Despite the turbulent and volatile conditions currently prevailing in the world's financial and securities markets, our chosen sectors in the real estate markets, notably our shopping centre and retail businesses, which comprise around 90 per cent of the Group's total assets, have continued to produce a very sound and stable outcome, demonstrating the exceptional resilience of our prime regional shopping centre assets.

Dilution of net asset value per share from the Placing will be minimal and will, we believe, be more than compensated by the longer term benefits and improved prospects for the Group from the promising projects on which we are now embarked which should be positive for both growth and shareholder value.

The strengthening of the Group's capital base as a result of the Placing will facilitate the significant range of attractive investment and development projects now open to us. Collectively, these transactions represent a major extension and consolidation of our established and premier nationwide franchise in the UK regional shopping centre industry.

Yours sincerely

Donald Gordon
Chairman

The company's website www.liberty-international.co.uk contains information on the Group and its activities, including the full text of recent announcements about the above transactions.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any shares in Liberty International. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Morgan Stanley has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

Morgan Stanley acted for Liberty International in connection with the Placing and no one else and will not be responsible to anyone other than Liberty International for providing the protections offered to clients of Morgan Stanley nor for providing advice in relation to the Placing.

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	11:27 18 Nov 2002
Number	PRNUK-1811

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
31,528	0.01%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	571p	13/11/02	18/11/02

15. Total holding following this notification

34,554,894

16. Total percentage holding of issued class following this notification

11.05%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 18 November 2002

END



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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	10:42 26 Nov 2002
Number	PRNUK-2611

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Liberty International PLC

2. Name of director

Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

Purchase of shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
100,000	0.032%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	581p	20/11/02	25/11/02

15. Total holding following this notification

34,654,894

16. Total percentage holding of issued class following this notification

11.09%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 26/11/02

END



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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:33 2 Dec 2002
Number	PRNUK-0212

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a) - d) HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 50,000	a. 0.016%		
b. 10,000	b. 0.003%		
c. 67,071	c. 0.021%		
d. 32,356	d. 0.010%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. 581p	a. 25/11/02	02/12/02
	b. 579p	b. 27/11/02	
	c. 580p	c. 28/11/02	
	d. 588p	d. 29/11/02	

15. Total holding following this notification

34,814,321

16. Total percentage holding of issued class following this notification

11.14%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 02/12/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	11:32 9 Dec 2002
Number	PRNUK-0912

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a) - e) HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 80,000	a. 0.025 %		
b. 47,000	b. 0.015 %		
c. 40,000	c. 0.013 %		
d. 71,300	d. 0.023 %		
e. 82,704	e. 0.026 %		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. 587p	a. 02/12/02	09/12/02
	b. 583p	b. 03/12/02	
	c. 583p	c. 04/12/02	
	d. 580p	d. 05/12/02	
	e. 575p	e. 06/12/02	

15. Total holding following this notification

35,135,325

16. Total percentage holding of issued class following this notification

11.24 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 09/12/02

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:39 11 Dec 2002
Number	PRNUK-1112

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 11 December 2002 by employees other than directors. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	No. of Shares: Price per Share: 17,000 366p
8	Percentage of issued class:	0.005%
9	Class of security:	Ordinary shares

10	Date of transaction:	11 December 2002
11	Date company informed:	11 December 2002
12	Total holding following this notification:	5,857,259
13	Total percentage holding of issued class following this notification:	1.88%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	11 December 2002

END




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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:50 11 Dec 2002
Number	PRNUK-1112

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Bramson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Interest of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Sceptre Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
5,000	0.002%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	567.9p	11/12/02	11/12/02

15. Total holding following this notification

5,000

16. Total percentage holding of issued class following this notification

0.002%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams, Deputy Company Secretary

Date of notification 11/12/02

END

87

LIBERTY INTERNATIONAL

From Donald Gordon, Chairman, Liberty International PLC

13 December 2002

Dear Shareholder

I am writing to inform you that Liberty International PLC will officially enter the FTSE-100 UK Index Series on Monday 23 December 2002.

This follows the quarterly meeting of the FTSE Independent Advisory Committee which met on Wednesday 11 December 2002. The Committee's decision was based on Liberty International's market capitalisation at the close of business on Tuesday 10 December 2002 of around £1.8 billion, ranking Liberty International at number 89 out of the top 100 listed companies in the UK. This resulted in automatic entry into the FTSE-100 index for Liberty International, as the leading candidate, followed by British Airways who also achieved automatic entry at number 90.

As I stated in my letter to you dated 14 November 2002, I am strongly of the opinion that FTSE-100 membership will enhance the company's profile with the London and international investment communities, and should increase the potential shareholder base and liquidity of the company's ordinary shares.

I am delighted with this outcome which should be beneficial to the company and all its shareholders and associates.

I would like to take this opportunity to wish you the compliments of the season and a happy and peaceful New Year.

Yours sincerely

Donald Gordon
Chairman

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Company	Liberty Intl PLC
TIDM	LII
Headline	Statement re Shareholding in Great Portland Estates PLC
Released	14:25 16 Dec 2002
Number	PRNUK-1612

16 December 2002

SHAREHOLDING IN GREAT PORTLAND ESTATES PLC ('GPE')

Liberty International has today acquired a further 11,217,700 shares in GPE at a price of 217.5p per share resulting in its total shareholding in GPE increasing to 39,456,947 shares (19.4 per cent of GPE's issued share capital).

These shares have only recently been offered to Liberty International and have been acquired at a significant discount to GPE's published net asset value (adjusted diluted) at 30 September 2002 of 307p per share.

Liberty International continues to review all its options in connection with this substantial shareholding.

- ENDS -

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	14:46 16 Dec 2002
Number	PRNUK-1612

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 16/12/02

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 16/12/02

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	11,217,700 shares	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
39,456,947 (19.43%)	N/A (%)	39,456,947 (19.43%)

(3) Party making disclosure	Liberty International PLC
(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner	Liberty International PLC (registered holder HSBC Global Custody Nominees UK Limited)
(b) Names of any other persons acting by agreement or understanding (see SAR 5)	N/A
Signed, for and on behalf of the party named in (3) above (Also print name of signatory)	Kerin Williams Deputy Company Secretary Liberty International PLC
Telephone and extension number	020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

END



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03 ... 7:21

Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	11:59 17 Dec 2002
Number	PRNUK-1712

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a) - d) HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 447,713	a. 0.143 %		
b. 55,177	b. 0.018 %		
c. 32,256	c. 0.010 %		
d. 28,913	d. 0.009 %		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. 571p	a. 10/12/02	17/12/02
	b. 567p	b. 11/12/02	
	c. 578p	c. 12/12/02	
	d. 570p	d. 13/12/02	

15. Total holding following this notification

35,699,384

16. Total percentage holding of issued class following this notification

11.42 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 17/12/02

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	13:41 23 Dec 2002
Number	PRNUK-2312

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Liberty International PLC

2. Name of director

Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

a) - c) HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 6,053	a. 0.002 %		
b. 12,603	b. 0.004 %		
c. 17,500	c. 0.005 %		

11. Class of 12. Price per 13. Date of 14. Date company

security	share	transaction	informed
Ordinary Shares	a. 573p	a. 16/12/02	23/12/02
	b. 574p	b. 17/12/02	
	c. 569p	c. 18/12/02	

15. Total holding following this notification

    35,735,540

16. Total percentage holding of issued class following this notification

    11.43 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

    Kerin Williams

    020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

    Kerin Williams Deputy Company Secretary

    Date of notification 23/12/02

END



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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	11:32 30 Dec 2002
Number	PRNUK-3012

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a. 80,000	a. 0.025 %		
b. 11,124	b. 0.003 %		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary Shares	a. 561p	a. 23/12/02	30/12/02
	b. 553p	b. 27/12/02	

15. Total holding following this notification

35,826,664

16. Total percentage holding of issued class following this notification

11.46 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 30/12/02

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	16:08 6 Jan 2003
Number	PRNUK-0601

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   a. Capital Nominees (Pty) Ltd A/c F

   b. HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   a. Transfer of shares to a D Gordon family member from a family charitable trust at market price

   b. Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
b) 10,000	b) 0.003 %	a. 399,100	a) 0.13 %

See 6a above

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a. R78.55	a. 30/12/02	06/01/03
	b. 562p	b. 31/12/02	

15. Total holding following this notification

35,437,564

16. Total percentage holding of issued class following this notification

11.34 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

See 6a above - Transfer of shares between members of the D Gordon family, in which D Gordon no longer retains a non-beneficial interest as they emanated from a family charitable trust.

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 06/01/03

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94

03 MAY 20 AM 7:21


LIBERTY
INTERNATIONAL

From Donald Gordon, Chairman, Liberty International PLC

29 January 2003

Dear Shareholder

OPEN MARKET VALUATIONS OF INVESTMENT PROPERTIES AS AT 31 DECEMBER 2002 – SURPLUS OF £177.5 MILLION EQUIVALENT TO 54P PER LIBERTY INTERNATIONAL SHARE.

As the valuation surplus at 30 June 2002 for the first half year only amounted to £19.6 million, we considered the above to be material and significant information affecting the interests of shareholders. We have therefore issued an announcement ahead of the 2002 preliminary results as soon as the information was validated.

The full text of the announcement, released to the London and Johannesburg Stock Exchanges on 28 January 2003, is set out overleaf.

The full preliminary results of Liberty International for the year ended 31 December 2002 incorporating the above valuations are expected to be released on Wednesday 12 February 2003.

You may be interested to know that following Liberty International's entry into the FTSE 100 on 23 December 2002, we are now ranked at number 80 based on a share price of 532p at the close of business on 28 January 2003.

Yours sincerely

Donald Gordon
Chairman

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO. 3685527 REGISTERED OFFICE: 40 BROADWAY LONDON SW1H 0BT

Text of announcement issued to London and Johannesburg Stock Exchanges on 28 January 2003:

Open market valuations of investment properties as at 31 December 2002

Group outcome

The overall valuation surplus in respect of the year ended 31 December 2002 amounts to £177.5 million equivalent on a diluted basis to 54p per Liberty International share based on 326 million diluted shares in issue.

Liberty International's aggregate investment properties at 31 December 2002 were valued at over £4.5 billion of which regional shopping centres and other retail amount to some 90 per cent, with 82 per cent attributable to regional shopping centres.

Attached is a detailed schedule, providing by segment the provisional unaudited outcome of the open market valuations of Liberty International's investment properties as at 31 December 2002.

Regional shopping centres (UK)

The open market valuation of the Liberty International group's regional shopping centres in the UK, held by our wholly owned subsidiary, Capital Shopping Centres PLC, has increased by £423 million from £3,217 million to £3,640 million including a valuation surplus of £177 million (5.2 per cent) and after net capital investment, including acquisitions, of £246 million.

The £177 million valuation surplus is estimated to be attributable to higher rental values (£71 million) and improvements in the true equivalent yield bases (£65 million), with the balance of £41 million relating to net capital investment during the year.

Other commercial and retail (UK)

Other UK completed properties owned by our wholly owned subsidiary, Capital & Counties plc, of which 40 per cent by value are retail, have increased during the year from £692.0 million to £693.2 million after a valuation deficit of £15.4 million (2.2 per cent) and including net capital investment of £16.6 million.

Central London assets fell in value by 4.1 per cent and M25 and South East offices fell by 4.5 per cent. Assets in other UK cities, primarily retail, increased in value by 5.3 per cent. Initial and equivalent yields of Capital & Counties' UK assets are estimated at 7.0 per cent and 8.15 per cent respectively as at 31 December 2002 compared with 6.6 per cent and 8.4 per cent as at 31 December 2001.

USA

Completed properties in the USA which now include the regional shopping centre, Serramonte, Daly City, San Francisco, have increased from £125.9 million to £187.5 million reflecting a valuation surplus of £15.9 million (9.3 per cent) and after net capital investment and foreign exchange adjustments of £45.7 million. The valuation surplus largely relates to the exceptional performance of the Serramonte Shopping Centre acquired for $119 million (approximately £75 million) in March 2002 and now valued at $142.5 million (£88.5 million).

Other information

All valuations were assessed independently by external professional valuers.

The full preliminary results of Liberty International for the year ended 31 December 2002 incorporating the above valuations are expected to be released on Wednesday 12 February 2003.

Donald Gordon, Chairman of Liberty International, commented as follows:

"We are pleased to be releasing as soon as available the attached information which we believe to be material to shareholders.

These valuation results are a clear demonstration of the strength and resilience of prime regional shopping centres, particularly in a year when equities have performed poorly, many sectors of the economy have struggled, and, in the property industry, office markets have come under considerable pressure.

We have a powerful franchise in the UK, owning six of the top 15 shopping centres, each a market leader in its region, and overall our centres receive some 180 million customer visits per annum. Comparison shopping in attractive destinations continues to be an integral part of UK lifestyles and, as a core activity, exhibits strong stability.

Prime regional shopping centre yields around 6 per cent are defensive and the asset class is currently valued on a yield basis in excess of long gilts, where yields reduced sharply in the year to around 4.5 per cent. By way of comparison, at the end of 1994, the year when Capital Shopping Centres was listed as the first specialist shopping centre business, the benchmark yield for prime regional shopping centres was around 7.5 per cent when UK gilts yielded around 8.5 per cent."

Provisional unaudited valuation analysis as at 31 December 2002

Capital Shopping Centres completed investment property valuations

	31 December 2002				31 December 2001	
	True equivalent yield %	Open market value £m	Revaluation surplus/(deficit) £m	Revaluation surplus/(deficit) %	True equivalent yield %	Open market value £m
Lakeside, Thurrock	**5.91**	**938.0**	**34.4**	**3.8**	6.08	900.0
MetroCentre, Gateshead	**5.91**	**744.0**	**(0.6)**	**(0.1)**	5.91	744.0
Braehead, Glasgow	**6.05**	**453.0**	**9.8**	**2.2**	6.23	437.0
Other M25 Centres	**5.99***	**826.3**	**85.9**	**11.6**	6.20*	738.6
Other Centres	**6.63**	**518.9**	**45.4**	**9.6**	6.79*	258.2
Other properties	**7.89***	**87.0**	**2.1**	**2.5**	8.22*	63.0
Total completed	**6.10***	**3,567.2**	**177.0**	**5.2**	6.19*	3,140.8
Developments at cost		**59.8**				9.5
Investment in UK Prime		**12.6**				66.6
		3,639.6				3,216.9

* Weighted average yields

Capital & Counties completed investment property valuations

	31 December 2002			31 December 2001
	Open market value £m	Revaluation surplus/(deficit) £m	Revaluation surplus/(deficit) %	Open market value £m
Central London	**357.2**	**(15.3)**	**(4.1)**	370.9
M25 and South East	**174.6**	**(8.2)**	**(4.5)**	168.0
UK Cities	**161.4**	**8.1**	**5.3**	153.1
Total UK investment properties	**693.2**	**(15.4)**	**(2.2)**	692.0
USA, including Serramonte Shopping Centre	**187.5**	**15.9**	**9.3**	125.9
Total completed investment properties	**880.7**	**0.5**	**0.1**	817.9

Capital & Counties completed properties by use

	31 December 2002			31 December 2001		
	Retail £m	Offices £m	Total £m	Retail £m	Offices £m	Total £m
Central London	**126.0**	**231.2**	**357.2**	115.9	255.0	370.9
M25 and South East	**–**	**174.6**	**174.6**	–	168.0	168.0
UK Cities	**149.5**	**11.9**	**161.4**	142.7	10.4	153.1
	275.5	**417.7**	**693.2**	258.6	433.4	692.0
USA, including Serramonte Shopping Centre	**147.2**	**40.3**	**187.5**	81.9	44.0	125.9
	422.7	**458.0**	**880.7**	340.5	477.4	817.9

95

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	09:54 29 Jan 2003
Number	PRNUK-2901

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   OLD MUTUAL Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   UNKNOWN

6. Percentage of issued class

   N/A

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    24/01/03

11. Date company informed

    28/01/03

12. Total holding following this notification

    13,117,449 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    4.20%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 29 January 2003

Registered Holder

Old Mutual Life Assurance Company (South Africa) Ltd	4,663,914
Old Mutual Life Assurance Company (South Africa) Ltd	26,100
Old Mutual Life Assurance Company (South Africa) Ltd	37,089
Old Mutual Unit Trusts SA	134,700
Old Mutual Life Asset Managers (South Africa) Ltd	3,288,964
Old Mutual Life Assurance Company (Namibia) Ltd	169,680
Old Mutual Life Asset Managers (Namibia) Ltd	70,600
Old Mutual Life Global Asset Fund	358,896
Old Mutual South Africa Equity Trust Limited	178,000
Mutual & Federal Limited	139,772
Mutual & Federal Namibia Limited	70,733
National Employers General	4,676
Protea Insurance	59,701
Protea Assurance	20,000
Phoenix Assurance	132,706
Nedbank Nominees	708,666
Standard Bank Nominees Limited	12,059
Marser Securities Nominees (Pty) Ltd	10,263
Nedcor Bank Nominees	1,500,111
Standard Bank Nominees Limited	21,867
NLBi Nominees Limited	14,968
Standard Bank Nominees Limited	55,772
ABSA Nominees Limited	293,800
Nedcor Bank Nominees Limited	171,600
Standard Bank Nominees (Transvaal) (Pty) Limited	960,700
Computershare Nominees Limited	12,112
	13,117,449

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	11:51 29 Jan 2003
Number	PRNUK-2901

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 29/01/03

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 28/01/03

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	1,300,000 shares	
(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
41,786,947 (20.58%)	N/A (%)	41,786,947 (20.58%)

(3) Party making disclosure — Liberty International PLC

(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner — Liberty International PLC (registered holder HSBC Global Custody Nominees UK Limited)

(b) Names of any other persons acting by agreement or understanding (see SAR 5) — N/A

Signed, for and on behalf of the party named in (3) above (Also print name of signatory) — Kerin Williams, Deputy Company Secretary, Liberty International PLC

Telephone and extension number — 020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	11:50 31 Jan 2003
Number	PRNUK-3101

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 31/01/03

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 30/01/03

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	2,914,200 shares	
(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
44,841,147 (22.08%)	N/A (%)	44,841,147 (22.08%)

(3) Party making disclosure — Liberty International PLC

(4) (a) Name of person acquiring shares or rights over shares — Liberty International PLC

and, if different, beneficial owner — (registered holder HSBC Global Custody Nominees UK Limited)

(b) Names of any other persons acting by agreement or understanding (see SAR 5) — N/A

Signed, for and on behalf of the party named in (3) above — Kerin Williams

(Also print name of signatory) — Deputy Company Secretary, Liberty International PLC

Telephone and extension number — 020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

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Full Text Announcement

03 MAY 20 AM 7:21




Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	16:01 5 Feb 2003
Number	PRNUK-0502

Liberty International PLC

Substantial Shareholder Notification

Notification as required under S.198-202 of the UK Companies Act was received on 5 February 2003 from Liberty Group Limited on behalf of itself and its parent company, Standard Bank Group Limited, indicating that its interest in Liberty International PLC is now as follows:

Liberty Group Limited has a direct interest in 14,649,072 shares, with a further 1,094,630 shares held by its subsidiary, Charter Life Insurance Company Limited and a further 519,000 shares held by its subsidiary, Libam Investment Enterprises (Pty) Limited.

A non-beneficial interest in 11,598,249 shares is held on behalf of clients by an associated company, STANLIB Asset Management Limited, which is jointly owned with Standard Bank Group Limited.

The number of shares which are subject of the notice total 27,860,951, representing 8.91% of the issued share capital of the company.

Kerin Williams

Deputy Company Secretary

5 February 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	14:57 11 Feb 2003
Number	PRNUK-1102

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   OLD MUTUAL Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   UNKNOWN

6. Percentage of issued class

   N/A

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    07/02/03

11. Date company informed

    11/02/03

12. Total holding following this notification

    15,775,244 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    5.05%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 11 February 2003

Registered Holder	
Old Mutual Life Assurance Company (South Africa) Ltd	6,868,400
Old Mutual Life Assurance Company (South Africa) Ltd	29,034
Old Mutual Life Assurance Company (South Africa) Ltd	53,827
Old Mutual Unit Trusts SA	135,600
Old Mutual Life Asset Managers (South Africa) Ltd	3,592,364
Old Mutual Life Assurance Company (Namibia) Ltd	180,880
Old Mutual Life Asset Managers (Namibia) Ltd	101,300
Old Mutual Life Global Asset Fund	358,896
Old Mutual South Africa Equity Trust Limited	178,000
Mutual & Federal Limited	139,772
Mutual & Federal Namibia Limited	70,733
National Employers General	4,676
Protea Insurance	59,701
Protea Assurance	20,000
Phoenix Assurance	132,706
Nedbank Nominees	713,362
Standard Bank Nominees Limited	12,059
Marser Securities Nominees (Pty) Ltd	13,863
Nedcor Bank Nominees	1,500,111
Standard Bank Nominees Limited	21,867
NLBi Nominees Limited	12,728
Standard Bank Nominees Limited	58,882
ABSA Nominees Limited	313,234
Nedcor Bank Nominees Limited	184,179
Standard Bank Nominees (Transvaal) (Pty) Limited	1,006,958
Computershare Nominees Limited	12,112
	15,775,244

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Company	Liberty International PLC
TIDM	LII
Headline	Final Results
Released	07:00 12 Feb 2003
Number	3695H

LIBERTY INTERNATIONAL PLC
2002 PRELIMINARY ANNOUNCEMENT

12 FEBRUARY 2003

Contents

This document contains:

Further Information

Liberty International PLC is today making a presentation to property analysts in London. The full text of this presentation, which does not form part of the Preliminary Announcement, is available today on Liberty International PLC's website at www.liberty-international.co.uk.

Enquiries:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133

SA: Gareth David,
College Hill Associates +44 (0)20 7457 2020
Nicholas Williams,
College Hill Associates +27 (0)11 447 3030

LIBERTY INTERNATIONAL PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

HIGHLIGHTS

Liberty International PLC is a major listed property group owning 100 per cent of Capital Shopping Centres PLC ("CSC"), the leading UK regional shopping centre business, and Capital & Counties plc, a commercial and retail property investment and development company in the UK and USA.

Donald Gordon, Chairman of Liberty International, commented:

"The 2002 year was one of major progress in achieving Liberty International's corporate objectives with further dynamic expansion and successful enhancement of the group's shopping centre and other real estate business.

Despite the turbulent and volatile conditions currently prevailing in the world's financial and securities markets, our chosen sectors in the real estate markets, notably our shopping centre and retail businesses, which comprise around 90 per cent of the group's total assets, have continued to produce a very sound and stable outcome, demonstrating in particular the exceptional resilience of our prime regional shopping centre assets. "

12 February 2003

Results

- Net asset value per share (adjusted *) increased by 4.2 per cent from 827p at 31 December 2001 to 862p at 31 December 2002, after providing for the year's dividend of 23.75p per share

- Revaluation surplus for the year –

	%	£m
Regional shopping centres (UK)	5.2	177.0
Other commercial and retail (UK)	(2.2)	(15.4)
USA	9.3	15.9
Overall	4.2	177.5

- Net property investment income, including share of joint ventures, increased by 10 per cent to £224.1 million (2001 - £203.9 million)

- Like for like increases in net property investment income

	2002	2001
	%	%

–	Regional shopping centres (UK)	5.3	4.6
–	Other commercial and retail	1.4	8.7
–	Overall	4.3	5.7

- Profit on ordinary activities before taxation of £103.8 million (2001 - £90.9 million), an increase of 14 per cent

- Profit on ordinary activities before exceptional items and taxation of £86.6 million (2001 - £79.5 million), an increase of 9 per cent

- Exceptional profits of £17.2 million (2001 - £11.4 million)

  Exceptional profits include £6.5 million on disposal of shares in other property companies and £9.6 million (2001 - £8.3 million) on repurchase of CSC unsecured bonds.

- Basic earnings per share including exceptional profits of 28.54p (2001 – 25.89p restated), an increase of 10 per cent

- Earnings per share before exceptional items (adjusted *) of 25.58p (2001 – 24.49p), an increase of 4.5 per cent, after underlying tax charge of 16.5 per cent (2001 – 14.7 per cent)

- Annual dividend increased by 4.4 per cent from 22.75p per share to 23.75p per share, continuing progressive dividend policy

  * net asset value and earnings per share before exceptional items have been adjusted where indicated to exclude the impact of deferred tax on capital allowances (see Note 1 on change of accounting policies in relation to the recently introduced FRS19)

Financial Position

- Shareholders' funds increased from £2,342 million (restated) to £2,683 million after £157.5 million net proceeds of share placing and revaluation surplus for the year of £177.5 million

- Share placing in November 2002 of 28.4 million new ordinary shares (9.9 per cent of then issued share capital) at 560p per share raising £157.5 million after expenses. The net proceeds of the placing have been applied to the increased ownership of the Victoria Centre, Nottingham, and to strengthen the group's capital base for the overall development programme

- Total return for the year (net asset value per share growth and dividend) of 10.6 per cent before taking into account the effect of the share placing in November 2002

- Debt to assets ratio constant at 40 per cent with aggregate net debt of £1.89 billion (31 December 2001 - £1.70 billion)

- Interest cover, excluding exceptional profits, constant at 1.67 times (2001 – 1.66 times) – including exceptional profits 1.86 times (2001 – 1.81 times)

- Completion of £211 million 12 year, non-recourse term financing secured on The Chimes, Uxbridge and The Glades, Bromley, and £134 million 12 year non-recourse financing secured on The Potteries, Hanley (of which CSC's share is now 50 per cent), further strengthening the group's long term debt structure

- In accordance with overall financing strategy of concentrating on non-recourse asset specific debt, repurchase of a further £125 million of CSC unsecured bonds. The original £350 million of CSC unsecured bonds in public issue reduced by repurchases to £113 million at 31 December 2002 (6 per cent of aggregate debt) and further reduced since 31 December 2002 to £107 million

- Weighted average debt maturity of 12 years and weighted average interest rate, largely fixed rate, of 6.29 per cent, excluding £230 million of historic long term Capital & Counties first mortgage debentures issued between 1987 and 1991 (6.76 per cent overall)

- Cash balances of £72 million and unutilised committed bank facilities of over £500 million at 31 December 2002

Property activities

- Aggregate net capital investment in the year of £319 million (2001 - £164 million)

- Commitment to major 510,000 sq.ft. regional shopping centre at Norwich being developed for CSC by Lend Lease Europe. Site clearance works have now commenced for scheduled completion in 2005. CSC's commitment estimated at £275 million (£40 million paid to date), subject to the level of rental income achieved which is currently estimated at £18 million per annum

- Effective interest in the Victoria Centre, Nottingham increased from 38 per cent to 100 per cent for a net investment of £157 million. Nottingham as a city is rated 5th nationally by size of shopping population. The centre itself by size ranks within the top 10 UK shopping centres

- Outline planning permission obtained for Braehead, Glasgow, Phase 2 development, a major regeneration project on 145 acres, involving a mix of leisure, residential and office uses anticipated to create over 2,000 additional jobs at Braehead

- Acquisition by Capital & Counties for $119 million (£75 million) of Serramonte Shopping Center, Daly City, San Francisco. By year end, Serramonte's valuation had increased by 20 per cent to $142.5 million (£88.5 million)

- Commencement of construction of £85 million MetroCentre, Gateshead, extension for 2004 completion, creating 371,000 sq.ft. of prime retail space including a new Debenhams department store, 28 new shop units and an 1,100 space covered car park. MetroCentre will become Europe's largest covered shopping centre at 1.78 million sq.ft. overall.

- £32 million investment to increase interest in The Potteries Shopping Centre, Hanley, Stoke on Trent from 35 per cent to 50 per cent converting our interest to freehold under new joint venture arrangement

Investment properties

- Investment properties of £4.54 billion (2001 - £4.06 billion) of which retail in aggregate comprises 90 per cent and regional shopping centres specifically amount to 82 per cent of the total

- Valuation yields

  - Weighted average true equivalent yields improved from 6.19 per cent to 6.10 per cent for UK regional shopping centres

- initial 7.0 per cent (31 December 2001 – 6.6 per cent) reverting to 8.15 per cent (31 December 2001 – 8.4 per cent) for UK investment properties of Capital & Counties

- Strong lease maturity profile as at 31 December 2002

	Lease maturities as a proportion of current rent			
	0-5 years	6-10 years	11-15 years	Over 15 years
Regional shopping centres (UK) %	5	29	49	17
Other commercial and retail (UK) % (including tenants' options to break)	46 *	21	26	7

* of which more than half relates to 2006 and 2007

- Extremely low level of voids
  - 15 units (2001 - 19 units) out of 1,417 at CSC representing less than 0.5 per cent of passing rents
  - 3.5 per cent (2001 - 1.0 per cent) of passing rents at Capital & Counties, excluding two developments completed at the end of 2001

- Active management
  - 108 tenancy changes (2001 - 98) in the year at CSC with aggregate new passing rents of £18.6 million compared with £14.7 million on outgoing tenancies

Trading

- Retailer sales growth at CSC centres in 2002 overall estimated to have exceeded ONS non-food sales growth of 4.0 per cent

- Braehead, now in fourth year of trading, continues double digit growth in retailer sales figures

- Uxbridge, into second year of trading in March 2002, also shows encouraging double digit growth in retailer sales for the comparable nine month period

- Lakeside and other centres overall continue to record strong positive year on year sales growth

Share capital and FTSE-100 index

- Trading of Liberty International shares on London Stock Exchange moved from quote-driven SEAQ system to order driven SETS system, with a view to improving liquidity and reducing dealing spread

- Liberty International became a constituent of the UK's FTSE 100 Index of leading companies on 23 December 2002 at number 89. The company was ranked number 78 as at the close of business on 10 February 2003 with a market capitalisation of £1,730 million on the basis of a 553.5p share price.

Prospects

- Continued reversionary annual rental income potential at both CSC and Capital & Counties in aggregate estimated at around £30 million in excess of current passing rents.

- Aggregate committed development programme for the group now amounting to some £425 million.

- Significant pipeline of development opportunities including major new regional shopping centres at Cardiff and Oxford, together with important extensions within many of CSC's existing centres

- Strong competitive position and franchise as leading UK company in regional shopping centre industry

  - 3 out of town and 6 in-town centres in the UK
  - 6 of the group's 9 completed UK centres rank in the UK's top 15 centres
  - over 180 million customer visits per annum
  - catchment areas serving over one-third of UK's population
  - strong countrywide relationship with major retailers
  - extensive experience of working with partners and local authorities
  - active management approach treating shopping centres as businesses
  - first US regional shopping centre acquired in 2002 in San Francisco Bay area
  - committed development programme and other opportunities will increase scale substantially

DIVIDENDS

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 12.5p (2001 – 12.0p) to bring the total ordinary dividend per share for the year to 23.75p (2001 – 22.75p).

The following are the salient dates for the payment of the final dividend:

27 March 2003	Sterling/Rand exchange rate struck.
7 April 2003	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
9 April 2003	Ordinary shares listed ex-dividend on the London Stock Exchange.
11 April 2003	Record date for final dividend in London and Johannesburg.
2 May 2003	Dividend payment day. Where previously requested, dividend cheques available for collection from Registrar.

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum dividend will be 4 April 2003. No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange from 7 April to 11 April inclusive.

No transfers between the UK and South African registers may take place from 27 March to 11 April inclusive.

CHAIRMAN'S STATEMENT & REVIEW OF OPERATIONS

INTRODUCTION

The 2002 year was one of major progress in achieving Liberty International's corporate objectives with further dynamic expansion and successful enhancement of the group's shopping centre and other real estate business. On 23 December 2002, the company recorded the significant milestone of entry into the FTSE 100 index of the UK's leading listed companies in 89th position. Since then, in the first six weeks as a constituent of the index, our ranking has improved substantially, in a period of extremely weak international stockmarket conditions, to number 78 at the close of business on 10 February 2003.

Liberty International's overall results show a strong and steady improvement. Profit before taxation increased by 14 per cent (9 per cent if exceptional profits are excluded) and passed the £100 million landmark at £103.8 million.

Our financial position remains extremely sound. Shareholders' funds increased from £2.34 billion to £2.68 billion after a £177.5 million revaluation surplus and a successful capital raising in November 2002 of £157.5 million in an extremely difficult capital market environment. Net assets per share increased from 827p to 862p. The total return to shareholders for the year in terms of net assets per share growth and dividend amounted to 10.6 per cent before taking into account the November share placing. The key debt to assets ratio remained virtually unchanged at 40 per cent despite significant net capital investment including acquisitions of over £300 million in the year.

The resilience of prime regional shopping centres was clearly demonstrated by a valuation surplus of £177 million (5.2 per cent) in a year when equity markets performed poorly, many sectors of the economy have struggled and, in the property industry, office markets have come under considerable pressure. Two of the most prominent investments, increasing our ownership level in The Victoria Centre, Nottingham, to 100 per cent for a net outlay of £157 million and the $119 million (£75 million) acquisition of the Serramonte Shopping Center, Daly City, San Francisco, were both significant contributors to the year's substantial overall valuation surplus.

We have a powerful nationwide franchise in the UK shopping centre business, with six of our nine completed centres ranking in the UK's top fifteen shopping centres, each a market leader in its region, benefiting from their scarcity value and the positive impact for established major shopping centres of the strict UK planning regime. Overall, our centres receive some 180 million customer visits per annum. Comparison shopping in attractive destinations continues to be an integral part of UK lifestyles and, as a core activity, exhibits strong stability.

The group has a committed development programme of around £425 million which is fully funded by existing cash and committed long term bank facilities. We have paid careful attention to the risk profile of the group's current developments with a substantial proportion involving important extensions to existing centres with proven successful track records. Also, the arrangements for the largest currently committed project, Chapelfield Norwich where Lend Lease Europe is the developer on our behalf, substantially insulate the group from construction and initial letting risk.

In addition to the committed development programme, we have a strong pipeline of new opportunities, including major city centre projects at Cardiff and Oxford and substantial extensions within CSC's existing centres. Capital & Counties is also working on a number of promising projects both in the UK and US. These opportunities in aggregate will significantly increase the scale of Liberty International's business and will position the group to continue our track record of sound consistent growth.

A strong capital base is a pre-requisite for profitable expansion. In November 2002, Liberty International successfully raised £157.5 million of additional equity, by placing 28.4 million new ordinary shares (9.9 per cent of Liberty International's then issued share capital) at 560p per share. The shares were placed with a range of UK and international institutional investors. This placing was a major achievement in a difficult equity market and an important component of the group's overall strategic financing plans in order to maintain the debt to assets and interest cover ratios of Liberty International at appropriate levels, where the cost of capital is optimised.

DIVIDENDS

The Directors are recommending a final ordinary dividend of 12.5p per share payable on 2 May 2003, to bring the full year's dividend to 23.75p per share, an increase of 4.4 per cent on 2001, continuing our long track record of annual dividend growth.

The Directors regard a full and progressive dividend policy as an important investment attraction to Liberty International shareholders. In fact our dividend per share has grown over five-fold since 1984 when a dividend of 4.55p was paid. This represents a compound growth rate of close to 10 per cent and is a reliable measure of the group's robust performance since we focussed our operating activities primarily on real estate, with a particular emphasis on large scale regional shopping centres.

Our policy continues to be to distribute virtually all the group's recurring net income after tax. Trading and other exceptional profits, which are less predictable than the underlying net property investment income, tend to be retained to assist in delivering the long term growth of the business.

Our primary objective is long term performance, measured by total return, the combination of growth in net assets per share, primarily through capital appreciation of our assets, and net dividends. In our experience, rising dividends and capital appreciation are generally closely linked over any reasonable time period.

PROPERTY VALUATIONS

Our strong property valuations as at 31 December 2002 were this year released to the market separately on 28 January 2003 at the earliest opportunity, in conformity with good corporate governance practice, ahead of the full year results in order to keep shareholders fully informed of these important figures, which we judged were substantially in excess of market expectations.

The overall valuation surplus for the year amounted to an exceptionally encouraging level of £177.5 million, equivalent to 54p per Liberty International share, compared with £19.6 million at the 2002 half year stage and £12 million for the whole of 2001.

UK regional shopping centres generated an aggregate surplus of £177.0 million (5.2 per cent) through a combination of higher rental values (£71 million), improvements in the true equivalent yield bases used by the valuers (£65 million) and the balance of £41 million relating to net capital investment and acquisitions during the year.

The result from the commercial and other retail properties of Capital & Counties, which represent

some 20 per cent of the group's assets, was more mixed with effectively an overall neutral result. A 4.1 per cent fall in the value of Central London assets and a 4.5 per cent fall in M25 and South East offices was almost exactly offset by a 5.3 per cent surplus on primarily retail properties in other UK cities and a 9.3 per cent surplus from our US assets, notably through a strong performance from the recently acquired Serramonte Shopping Center, Daly City, San Francisco.

Our prime UK regional shopping centre yields at around 6 per cent showed only a marginal improvement in the year and the asset class is currently valued on a yield basis in excess of long gilts, where yields reduced sharply in the year from around 5 per cent to below 4.5 per cent at year end. By way of comparison, at the end of 1994, the year when Capital Shopping Centres was listed as the UK's first specialist shopping centre business, the benchmark yield for prime regional shopping centres was around 7.5 per cent at a time when UK gilts yielded around 8.5 per cent.

One would typically expect tangible and reliable growth assets to trade on a yield basis below that of UK Government securities. Over the 30 year period since the group first invested in regional shopping centres, these unique assets have shown a consistent record of rental growth, reflecting their scarcity value, market leadership in their trading locations, active management of tenant mix, growth in tenant sales, changing community lifestyles and various other positive factors.

Perversely a situation has prevailed for some 5 years where in valuation terms regional shopping centre yields have exceeded gilt yields. Assets such as ours of true quality and scarcity value, irreplaceable in the tight UK planning environment, seldom change hands. Assets which change hands more regularly, for example high street shops, retail warehouses and secondary shopping centres, have shown far greater fluctuations in yield. In the case of prime high street shops, yields have regularly been below those of regional shopping centres and at times in the range of 4.0 per cent to 5.5 per cent.

Our judgement remains that our UK regional shopping centres are very defensively valued hard assets on a yield basis substantially in excess of gilt yields and the likely long term returns from this valuation basis compare very favourably with other asset classes.

CORPORATE GOVERNANCE AND HIGGS REVIEW

We have always placed a high priority on sound corporate governance and have benefited enormously from a well balanced Board structure combining a professional executive team with experienced and knowledgeable non-executives dedicated to the overall success of the business and actively involved in major decisions.

We have therefore read with some alarm the recently published Higgs Review. The Review has substantially toughened the definition of "Independent Director" with the result that our non-executives, with one exception, could under this definition be termed non-independent. At the same time, the Review recommends that, excluding the Chairman, at least half the Board should be "Independent Directors" with an expanded role, particularly in the area of new nominations to the Board, including the Chairman.

Should the Higgs Review proposals be adopted, compliance would be virtually impossible for Liberty International without a substantial Boardroom upheaval, including for example, if no current non-executive directors retired or resigned, as many as 10 new independent non-executive director appointments, with a concomitant extensive training requirement. This would certainly not be in the best interests of shareholders, the company or management effectiveness and stability.

Based on over 40 years experience as Chairman, or Deputy Chairman and in some cases as a senior non-executive director, of a significant number of highly successful listed companies, including financial institutions in the UK, I have regretfully come to the conclusion that the bulk of the Higgs recommendations, which surprisingly appear to give no primacy to business judgement, are

unrealistic, impractical and likely to be seriously detrimental if fully adopted. In particular, the recommendations risk creating a divisive, unmanageable and dysfunctional structure and relationship between the Chairman, Executives and Non-Executives. Furthermore, the doctrine of "comply or explain" is unlikely in practice to be interpreted with sufficient discernment and flexibility by investors or commentators to make non-conformity with the principal Higgs recommendations a viable option, however convincing the explanations.

In my view, full implementation of the recommendations would be a substantial handicap in a business world becoming more competitive and challenging by the day. Some of the recommendations, such as precluding a highly successful and competent Chief Executive from becoming Chairman of the same company in due course, are palpably absurd and unhelpful.

CAPITAL SHOPPING CENTRES

Overview

Major regional shopping centres in the UK admirably fit our investment criteria of quality, scarcity value and scope for active management and creativity. The year's results, both in terms of like for like net property investment income growth of 5.3 per cent and a valuation surplus of around 5.2 per cent, confirm the strength and solidity of the asset class.

The business requires the high degree of specialisation which we possess in order to produce exceptional returns and the benefits of CSC's scale are considerable in a very restrictive planning environment. Active management of tenant mix, which requires a close relationship with retailers to understand their requirements, combined with effective marketing and promotion in an attractive overall environment, are key to maintaining the centres' attraction to shoppers.

To the greatest extent possible, we aim to have the country's leading retailers trading out of flagship stores of optimal size in our centres which provide an unsurpassed trading opportunity in terms of quality and geographic diversity. Our goal is to increase over time our centres' market share of UK non-food retail sales, thereby producing above average rental income growth.

Rental income in established quality centres has, based on our experience over a considerable period, exhibited a strong and stable growth profile, even in times of less buoyant consumer spending. In fact such circumstances, when the consumer looks for greater comparison before committing to purchases, more readily enable large quality centres to outperform secondary locations.

Retailer Sales

While some sectors of UK industry suffered in the year, overall GDP growth in the UK in 2002 has been estimated at 1.7 per cent, not an exciting outcome but certainly not recession. Retail sales in the UK as measured by the British Retail Consortium increased during the year by 1.7 per cent on a like for like basis in terms of selling space and 4.1 per cent overall. These figures are largely consistent with the Office for National Statistics (ONS) figure of 4.0 per cent increase in non-food retail sales and represented a steady outcome, defying extreme predictions of either boom or bust.

Overall retailer sales at our centres continued to exceed these national statistics, indicating a steady increase in market share by our prime portfolio, based on turnover information from our retailers and estimates where these were not available.

Excellent sales figures continue to be reported by our retailers at Braehead, Glasgow, now in its fourth year of trading and still maintaining double digit growth. The Chimes, Uxbridge, which opened in March 2001 also achieved double digit growth in retailer sales for the comparable nine month period to December 2002. Lakeside and the other centres continue their overall growth profile showing strong positive comparisons for the twelve month period.

Active tenant mix management

Through our active approach to managing our shopping centres, 108 tenancy changes took place in 2002, compared with 98 in 2001, some 8 per cent of overall retail units and producing additional annual rental income of nearly £4 million. At the year end, voids only amounted to 15 units, representing 1% of the total - evidence of the good level of demand by retailers for space in our centres. Demand was particularly strong for larger units in excess of 10,000 sq.ft. where scarcity is leading to positive competition.

Promotional income

The recently established CSC Enterprises made considerable progress in 2002 in entering into contracts to promote additional commercial opportunities from advertising, branding and promotions by combining our powerful portfolio of shopping centres. These contracts are expected to generate meaningful revenue in 2003, with growth potential thereafter.

Completed Shopping Centres – an active year

In line with our strategy of focussing on dominant regional shopping locations, the group increased its investment in the Victoria Centre, Nottingham, in November to become the 100% owner through a restructuring of the limited partnership owning the centre. At nearly one million sq.ft. and anchored by John Lewis and House of Fraser, the Victoria Centre is one of the top 10 centres in the UK. Also in line with our strategy and as reported at the half year, we increased CSC's share in The Potteries, Hanley from 35% to 50%.

In October, we sold our share of The Ridings Shopping Centre, Wakefield, and adjoining properties in Kirkgate for £32 million, a price in excess of the gross valuation. The Ridings was our smallest shopping centre investment and no longer fitted in with the size and scale of the other shopping centres owned by the group.

At Lakeside, Thurrock, the works to refurbish and modernise the malls commenced in January 2003 and are scheduled to be completed by July 2004. The refurbishment programme is aiming to provide an even more attractive shopping experience for Lakeside customers. During 2002, we instigated 22 tenancy changes through active management. At the year end, voids at the centre were a negligible 2 units, a clear reflection of retailer support for Lakeside, our flagship and a pre-eminent shopping centre in the UK.

Good progress is being made on the redevelopment of part of the MetroCentre, Gateshead, to provide a new Debenhams department store, 28 additional shop units and an 1,100 space car park. The work started in July 2002 and is on target for completion in Autumn 2004. There is strong interest from retailers for the new shop units. This long awaited project will increase the size of MetroCentre to become Europe's largest covered shopping centre at 1.78 million sq.ft. and revitalise an important sector of the centre.

Following Renfrewshire Council's resolution to give a favourable determination to our outline planning application for the mixed use development of the Braehead, Glasgow, Phase 2 land of 145 acres, we continue to progress the proposed leisure scheme under a joint venture with Capital & Regional plc for an Xscape Snowdome. The other main uses are residential, where we have commenced discussions with house builders, and business office space. This major regeneration project is anticipated to create over 2,000 jobs, further strengthening the Braehead location which is already Scotland's premier shopping and leisure destination.

At Eldon Square, Newcastle upon Tyne, discussions continue with Newcastle City Council concerning the redevelopment of the southern end and other parts of the centre, combined with a

restructuring of the long term lease arrangements, potentially enabling an increased participation by CSC.

We continue to actively pursue asset management opportunities with projects being progressed or in contemplation at most of the other completed centres.

Development activity

Documentation was entered into with Lend Lease Europe in May in respect of the development of Chapelfield, Norwich, under arrangements whereby Lend Lease Europe would develop the Centre on behalf of CSC who will become the owner on completion.

All the pre-conditions to commencing the development were met in December, triggering an initial £40 million contribution by CSC. Demolition and other site preparation works are now well advanced and completion is targeted for Autumn 2005. Lend Lease Europe is making good progress with lettings and at the year end reported 45 per cent of the space was let and a further 18 per cent of the space was under offer or terms had been agreed.

When completed, Chapelfield, anchored by a House of Fraser department store, will be the dominant shopping centre in the Norwich region providing 510,000 sq.ft. of retail space. Our total commitment, excluding the residential element, is estimated at £275 million subject to the level of rental income achieved in the completed centre.

Our proposals under a joint venture with LaSalle Investment Management to substantially expand, upgrade and improve the Westgate Centre in Oxford remain at the planning stage. The Planning Inspector for the Public Inquiry held in November 2001 recommended consent be granted for the scheme, which has the overwhelming support of Oxford residents and would bring much needed additional quality retail space to the city. Regrettably, the Secretary of State's decision in September 2002 to overturn his Inspector's recommendation is unsupported by the conclusions reached by the Inspector and the facts of this case. In the face of what we consider to be a perplexing and unjustified decision, we have lodged a legal challenge in the High Court, while, in addition, Oxford City Council have submitted their own legal challenge to the Secretary of State's decision.

Following an extensive public participation exercise, a planning application was made at the end of October 2002 by our joint venture with Land Securities Group PLC to extend the St David's Centre in Cardiff, with a major retail led mixed use extension of approximately 715,000 sq.ft. of retail space. A decision on the planning application is expected during 2003.

CAPITAL & COUNTIES

Capital & Counties continues to be an important adjunct to the high profile shopping centre business. The business gives the group involvement in Central London and other forms of retail and a window into the US from where so many significant real estate trends have emerged. In addition, the wider range of activities ensures that the group has additional skills of value to the shopping centre business as mixed use development has become a preferred UK planning approach.

After many years of exceptional returns, 2002 was a year of more subdued performance for Capital & Counties, which represents some 20 per cent of the group's overall assets, around half of which are retail.

UK

In the UK, Capital & Counties has in 2002 continued to see net property income increase over the prior year (3 per cent on a like for like basis) but the increasing availability of office space within its core investment locations of the West End of London and, worse affected, the Western M25, has had

the effect of reducing reversionary rental expectations and capital values.

Vacancy levels overall in the UK amount to 3.5 per cent at 31 December 2002 (2001 - 1.0 per cent) excluding the two developments referred to below.

No acquisitions have been made in the UK since contracts were exchanged in 2001 for the £70 million purchase of King's Reach on London's South Bank, mainly because strong investor sentiment in our core areas had resulted in some excessive price expectations by vendors. However, 2003 may offer better opportunities to continue to increase the critical mass of the core West End portfolio.

Central London

West End, Mid Town and now South Bank offices are the largest elements of the portfolio. Availability within these markets has increased over the year to levels, in our estimation, last experienced in 1994. As a consequence reversionary rental values have generally decreased over the year by around 10 per cent with the possibility of some further reduction during 2003. The emphasis in 2002 has been to deal with rent reviews as early as possible, secure income continuation on lease renewal and refurbish any unmodernised space to the highest standards when it falls vacant. The programme to install air conditioning to all West End office space continues. At King's Reach, we are making significant progress in working towards the major upgrade and repositioning of that investment when the principal tenant's lease expires in 2007.

The resilience of the retail element of Central London investment properties has continued, with no current vacancies.

M25 and South East Offices

The Western M25 has seen substantial new office supply, mostly released by tenants. There is a consequent reduction of up to 20 per cent in effective rental values though this is obscured by tenant incentive packages. It seems unlikely that there will be short-term improvement in this market and at Capital Court, Uxbridge, the company's recently developed 58,000 sq.ft. scheme, attracting tenants is proving more difficult. However, a satisfactory letting of the ground floor of that building was completed after the year end. The other principal void is 32,500 sq.ft. at the second phase of the development at Capital Park, Cambridge. Discussions are underway for a potential letting of a substantial element of that space, and terms are agreed for a potential prelet, enabling the development of a further 40,000 sq.ft. building on the Park. Capital & Counties' flexible lease policy (Capitalease) has together with the Capital Services entity proved effective in engaging tenants' interest for these vacant buildings.

Provincial & Out of Town Retail

Total return on these investments was 11.7 per cent over the year. Major initiatives to achieve future performance are under way at the Manchester and Liverpool department stores. Further advanced is the concept for the substantial department store at Manchester where we are working together with the occupiers to promote alternative use for the unoccupied upper floors. The scheme proposed for this space would provide 140,000 sq.ft. of high quality offices with an imposing new entrance on Fountain Street. A resolution to grant planning consent was obtained in January 2003 from Manchester City Council.

At Swansea an agreement was completed with the City Council for a new long lease of the retail units surrounding the major anchor of Swansea market. Braintree Retail Park continues to improve as a result of the factory outlet centre and a new multi-use leisure scheme adjacent to the park. At Stafford Retail Park, initiatives continue to enhance tenant mix. Passing rents average only £10.50 per sq.ft. and £10 per sq.ft. respectively at those two schemes which total 240,000 sq.ft. of space.

Capital Enterprise Centres

This joint venture was established in 2001 to create intensively managed and flexible industrial and business space in the South East. Four projects were acquired in 2002. These will provide a total of 235,000 sq.ft. of space and terms are agreed for a further scheme of 57,000 sq.ft. The first centre in Chelmsford, Essex, will open in April 2003 with all schemes to be managed by our partner.

US

In March, the company completed the acquisition of Serramonte Shopping Center, a high quality, well located regional shopping centre in Daly City adjacent to and south of the City of San Francisco. The property was acquired because of its solid track record of consistent income and the potential to enhance the income through management, leasing, marketing, expansion, and development initiatives. The success of this acquisition contributed to a strong overall 2002 performance by our US activities.

Part of the acquisition cost of Serramonte was financed by the disposal for $28 million of two retail properties in Seattle and at Hayward, San Francisco Bay area, where value adding strategies had been successfully implemented. The proceeds from both sales were reinvested in Serramonte enabling the deferment of capital gains tax consequent upon those disposals.

During 2002 we completed the assembly and acquisition of a full city block in Pasadena, California and secured planning consents for a mixed use project with 16,500 sq.ft. of retail space and 304 apartments. The land and planning approvals were transferred to a new joint venture with Shea Properties, a prominent West Coast developer of apartment communities. Shea Properties is responsible for financing all additional costs and construction of the project which will start in 2003.

OTHER INVESTMENTS

Other investments amounted to £151 million at 31 December 2002 (2001 - £178.9 million) comprising primarily the group's £62.5 million holding of units in the Edinburgh Property Portfolio and a 19.4 per cent interest valued at £88 million in another UK listed property company, Great Portland Estates, a London West End specialist company which has had an infusion of new management in 2002. This interest has been increased since the year end on share market weakness to 22 per cent.

The Edinburgh Property Portfolio is an Authorised Property Unit Trust which Capital & Counties manages on behalf of Edinburgh Fund Managers. The fund has continued to grow through strong new cash flows, increasing in size from £80 million to £125 million during 2002. As a result, Capital & Counties' interest in the fund has reduced from 73 per cent to 50 per cent.

Significant exceptional profits of £13.3 million were recorded in the year on the sale of holdings in Rodamco North America and other listed property companies, of which only £6.5 million was recognised in the profit and loss account for the year as the balance of £6.8 million had been included in revaluation reserves at the end of 2001.

While these investment activities only constitute a small part of the group's overall operations, they ensure we remain closely in touch with developments in listed property share markets around the world and represent a worthwhile and advantageous extension of our activities.

We were also pleased to record an exceptional profit of £2.8 million in 2002 by way of final deferred consideration from the sale in 2001 of the Portfolio unit trust business following its continued strong performance under Edinburgh Fund Managers.

ECONOMIC AND FINANCIAL BACKGROUND

2002 was another dismal year for financial markets generally with the UK and US stock markets showing a third consecutive year of negative returns. The FTSE 100 fell by 24.5 per cent in the year compared with a 23.4 per cent fall in the S&P 500. This performance was eclipsed by truly dreadful performances in the major German and French stock markets with the DAX falling by 45 per cent and the CAC falling by 34 per cent. 2003 has also started very unpromisingly, with the confidence of investors particularly eroded by the unstable situation in the Middle East.

Property shares in the UK as measured by the FTSE 350 Real Estate Index fell by 4.6 per cent overall. The discount to headline net asset value per share across the FTSE 350 Real Estate Sector was estimated at a substantial 36 per cent at 31 December 2002. Office specialists suffered particularly during the second half of the year as investor perceptions of the outlook for office markets deteriorated significantly. However Liberty International's share price increased in the year by 17 per cent from 484p to 565p, reflecting its predominantly retail asset mix.

Direct property markets overall in the UK held up well with the Investment Property Databank ("IPD") Monthly Property Index showing a 12 month total return of 10.5 per cent. However, this result masked a significant divergence between the performance of offices at 5.9 per cent (including a capital loss of 2.0 per cent) and retail (mostly not comparable with CSC's centres) showing 14.0 per cent total return (including capital appreciation of 6.5 per cent).

The remarkable and sustained outperformance by investment properties in comparison with equities and gilts has therefore continued for a further year. Property as measured by the IPD Monthly Index has now outperformed equities and gilts for one, three, five and ten year periods. Those investors who have missed this major trend change may be tempted to conclude that now would be too late to change their investment strategy. This conclusion may still be erroneous when viewed against property's initial yield (6.91 per cent at 31 December 2002 according to the IPD Monthly Index) compared with 4.5 per cent on long gilts and a dividend yield of around 3.5 per cent on the UK All Share Index at 31 December 2002.

CORPORATE SOCIAL RESPONSIBILITY

A responsible and forward looking approach to environmental issues has been an important factor in the Liberty International Group's successful track record in the UK property industry, where we have established an enviable reputation for the high standard of our products.

For over 30 years, we have specialised in regenerating redundant or derelict land, creating the highest quality regional shopping centres and other prime retail and commercial properties. The positive impact of our property developments on lifestyles in the United Kingdom is amply evidenced by the 180 million customer visits each year to our UK regional shopping centres.

However, we are aware that shareholder, Government, and stakeholder expectations are constantly evolving. Our prime aim is to deliver long-term shareholder value and, in order to do so, we must fully appreciate the opportunities and risks associated with a wide range of environmental issues which are assuming ever greater prominence in our affairs. How we manage our relationship with the environment and our stakeholders – the community, our shoppers and occupiers and our employees – is vital to the long-term success of our business. These issues are now collectively termed our Corporate Social Responsibility (CSR).

We have therefore taken the decision to publish for the first time, with our 2002 Annual Report, a separate report summarising our CSR policy and progress. This report will be available from the Company Secretary and will be published on the Company's website, www.liberty-international.co.uk.

We need no convincing that the creation of long-term shareholder value requires a strong commitment to high standards of Corporate Social Responsibility and clear communication thereof both internally and externally.

DIRECTORATE AND MANAGEMENT

Farrell Sher, Executive Director responsible for Legal and Corporate Affairs, has announced his intention to retire with effect from this year's Annual General Meeting. I have worked with Farrell for over 37 years since 1966 when he joined Liberty International's former parent, the Liberty Life group in South Africa. Since coming to the UK in 1994, he has made a major contribution to the UK group's success over this period. He has been an excellent colleague of impeccable professionalism and dedication and we wish him a long and healthy retirement.

I would also like to express my sincere appreciation for the efforts of my loyal Board colleagues, both executive and non-executive, during the hectic months of 2002. In addition, the success of the business is highly dependent on the exceptional efforts of our dedicated staff at 40 Broadway, on the front-line at our shopping centres and also in the US. We are very fortunate to have such an enthusiastic and skilful team across the group, with individuals whose common characteristic is a desire to be part of and contribute to a successful organisation and who conduct their daily activities with determination and passion.

PROSPECTS

Despite the turbulent and volatile conditions currently prevailing in the world's financial and securities markets, our chosen sectors in the real estate markets, notably our shopping centre and retail businesses, which comprise around 90 per cent of the group's total assets, have continued to produce a very sound and stable outcome, demonstrating in particular the exceptional resilience of our prime regional shopping centre assets.

With a committed, low risk development programme of some £425 million and enormous opportunities both within our existing pool of assets and from new regional shopping centres such as the proposed Cardiff and Oxford projects, we look forward to a continuation of our dynamic track record of growing our remarkable business.

We intend to build on the outstanding achievements of 2002 which must rank as one of the most active years in the company's history. Business never loses its fascination and gloomy, depressing stock market conditions have over history proved to be the time when some of the most rewarding investment opportunities have emerged. Our challenge is to identify and act decisively on such opportunities.

Donald Gordon
London
12 February 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2002

	Notes	**2002 Unaudited £'m**	2001 Restated* £'m
Turnover, including share of joint ventures		**351.1**	331.0
Less: Share of joint ventures	7	**(6.5)**	–
Group turnover	2	**344.6**	331.0
Property investment income:			
Rents receivable		**272.6**	258.3
Service charge and other income		**51.5**	41.0

	Notes		
		324.1	299.3
Rents payable		**(37.0)**	(45.0)
Property outgoings		**(66.8)**	(50.4)
Net property investment income		**220.3**	203.9
Property trading		**5.1**	6.3
Investment and financial services income		**7.2**	5.6
Realised trading gains on listed property shares		**–**	3.5
		232.6	219.3
Administrative expenses		**(20.5)**	(19.9)
Group operating profit	2	**212.1**	199.4
Share of operating profit of joint ventures	7	**3.8**	–
Operating profit including joint ventures		**215.9**	199.4
Exceptional profit on disposal of fixed assets and subsidiaries	3	**8.6**	4.0
Profit before interest and taxation		**224.5**	203.4
Net interest (payable)/receivable - recurring	4	**(129.3)**	(119.9)
Net interest (payable)/receivable - exceptional	4	**8.6**	7.4
Profit on ordinary activities before taxation		**103.8**	90.9
Taxation on profit on ordinary activities	5	**(18.2)**	(16.4)
Taxation on profit on exceptional items		**(4.6)**	(2.8)
Profit on ordinary activities after taxation		**81.0**	71.7
Equity minority interests		**–**	(0.9)
Profit for the financial year		**81.0**	70.8
Ordinary dividends – paid and proposed		**(69.6)**	(62.3)
Transfer to retained profit		**11.4**	8.5
Dividends per ordinary share		**23.75p**	22.75p
Earnings per share before exceptional items (adjusted)	14	**25.58p**	24.49p
Earnings per share (basic)	14	**28.54p**	25.89p
Earnings per share (diluted)	14	**27.91p**	25.56p

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

CONSOLIDATED BALANCE SHEET

As at 31 December 2002

	Notes	**As at 31 December 2002 Unaudited £'m**	As at 31 December 2001 Restated* £'m
Fixed assets:			
UK shopping centres	6	**3,522.3**	3,216.9
Other retail investment properties	6	**414.3**	340.5
Other investment properties	6	**459.7**	497.6

	Note		
		4,396.3	4,055.0
Investment in joint ventures:			
Share of investment properties	7	**143.8**	–
Share of other assets	7	**0.5**	–
Share of gross liabilities	7	**(66.6)**	–
		77.7	–
Other tangible assets		**0.9**	0.5
Investments	8	**176.2**	196.8
		4,651.1	4,252.3
Current assets:			
Trading properties	9	**66.7**	68.3
Debtors		**75.2**	50.1
Other short-term investments		**1.1**	1.9
Cash and near cash investments		**71.7**	84.2
		214.7	204.5
Creditors: amounts falling due within one year	10	**(224.4)**	(270.8)
Net current liabilities		**(9.7)**	(66.3)
Total assets less current liabilities		**4,641.4**	4,186.0
Creditors: amounts falling due after more than one year:			
Loans	11	**(1,817.9)**	(1,707.9)
Subordinated convertible debt	11	**(64.0)**	(70.4)
Other creditors		**(1.0)**	(0.5)
		(1,882.9)	(1,778.8)
Provisions for liabilities and charges	13	**(75.0)**	(65.3)
Net assets		**2,683.5**	2,341.9
Capital and reserves:			
Called up ordinary share capital and reserves		**2,683.5**	2,341.9
Net assets per share (adjusted)	14	**878p**	844p
Net assets per share (diluted, adjusted)	14	**862p**	827p

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Restated* £'m
Statement of group total recognised gains and losses		
Profit for the financial year	**81.0**	70.8

Increase in valuation of investment properties	**174.3**	11.7
Group's share of increase in valuation of joint ventures	**4.3**	–
Unrealised (deficit) on other fixed asset investments	**(2.5)**	(3.7)
Current tax relating to realisation of gains recognised in prior periods	**(3.5)**	–
Exchange adjustments offset in reserves and other movements	**0.1**	0.6
Total recognised gains for the financial year	**253.7**	79.4
Prior year adjustment (note 5)	**(56.8)**	
Total gains recognised since last annual report	**196.9**	

Reconciliation of movements in group shareholders' funds

Opening shareholders' funds as previously stated	**2,398.7**	2,352.7
Prior year adjustment (note 5)	**(56.8)**	(52.1)
Opening shareholders' funds (restated)	**2,341.9**	2,300.6
Recognised gains and losses for the financial year	**253.7**	79.4
Dividends	**(69.6)**	(62.3)
Ordinary shares issued	**157.5**	32.9
Cancellation of shares	–	(8.7)
Closing shareholders' funds at 31 December	**2,683.5**	2,341.9

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 1)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Net cash flow from operating activities	**201.8**	187.4
Returns on investments and servicing of finance	**(130.9)**	(117.9)
Taxation paid	**(12.6)**	(24.9)
Capital expenditure and financial investment	**(288.5)**	(147.9)
Acquisitions and disposals	–	35.9
Equity dividends paid	**(64.7)**	(60.8)
Cash outflow before use of liquid resources and financing	**(294.9)**	(128.2)
Management of liquid resources	**5.3**	39.3
Increase in financing*	**282.1**	111.0

(Decrease)/increase in cash during the period	**(7.5)**	22.1

*** Analysis of financing cash flows**

Borrowings drawn	**599.7**	1,030.8
Borrowings repaid and bonds cancelled	**(466.0)**	(907.3)
Shares issued	**157.5**	–
Payments to acquire own shares	**–**	(8.7)
Other financing cash flows	**(9.1)**	(3.8)
	282.1	111.0

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash during the period	**(7.5)**	22.1
Cash (inflow) from increase in debt	**(122.9)**	(127.5)
Non cash change in net debt	**12.5**	32.9
Cash (inflow) from decrease in liquid resources	**(5.0)**	(42.3)
Movement in net debt during the period	**(122.9)**	(114.8)
Opening net debt	**(1,700.4)**	(1,585.6)
Closing net debt	**(1,823.3)**	(1,700.4)

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information for 2002 is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The accounts for the year ended 31 December 2002, on which the auditors will report, will be posted in February and will be laid before the Members at the forthcoming Annual General Meeting in March 2003.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments. Other than in respect of the adoption of Financial Reporting Standard 19, Deferred Tax (FRS 19), the accounting policies set out on pages 74 to 76 of the 2001 Annual Report, dated 12 February 2002, have been used in the preparation of this financial information.

Change of accounting policy

Deferred tax is not recognised in respect of valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. However, the adoption of FRS 19 has resulted in a change of accounting policy for deferred tax on other timing differences. Deferred tax is now provided for in full on tax liabilities arising from all other timing differences including capital allowances, irrespective of the likelihood of their eventual reversal.

Where appropriate, previously reported figures have been restated to show the financial effect of this change in accounting policy as set out in note 5.

2. Segmental information

<u>Group turnover</u>

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m

Property investment:		
UK shopping centres	**244.9**	227.7
Commercial properties:		
United Kingdom	**58.3**	53.4
United States	**20.9**	18.2
Property trading	**11.9**	11.1
Investment and financial services income	**8.6**	17.1
Realised trading gains on listed property shares	**–**	3.5
	344.6	331.0
Geographical analysis:		
United Kingdom	**315.5**	311.4
United States	**29.1**	19.6
	344.6	331.0

Group operating profit

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Property investment:		
UK shopping centres	**161.2**	146.5
Commercial properties:		
United Kingdom	**45.2**	45.5
United States	**13.9**	11.9
	220.3	203.9
Property trading	**5.1**	6.3
Investment and financial services income	**7.2**	5.6
Realised trading gains on listed property shares	**–**	3.5
	232.6	219.3
Administrative expenses	**(20.5)**	(19.9)
	212.1	199.4
Geographical analysis:		
United Kingdom	**197.9**	188.2
United States	**14.2**	11.2
	212.1	199.4

3. Exceptional profit on disposal of fixed assets and subsidiaries

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
(Loss)/profit arising on disposal of investment properties	**(0.7)**	0.2
Profit arising on disposal of fixed asset investments	**6.5**	0.7
Profit arising on disposal of subsidiaries	**2.8**	3.1
	8.6	4.0

4. Net interest (payable)/receivable

(a) Net interest (payable)/receivable - recurring

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Interest (payable)	**(134.2)**	(127.8)
Interest capitalised on developments	**1.2**	3.7
Interest receivable	**3.8**	4.2
Total group interest (payable)	**(129.2)**	(119.9)
Share of interest (payable) by joint ventures	**(0.1)**	–
	(129.3)	(119.9)

(b) Net interest (payable)/receivable - exceptional

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Repurchase of CSC unsecured bonds	**9.6**	8.3
Repurchase of Liberty International convertible bonds	**(1.0)**	(8.7)
Early termination of interest rate hedging contracts	–	8.9
Other exceptional finance charges	–	(1.1)
	8.6	7.4

5. Taxation

For the year ended 31 December 2001, the group accounting policy was to provide for deferred tax to the extent that it was probable that a liability would crystallise, on the liability method on short-term timing differences. Following the introduction of FRS19, this policy has changed with the effect that deferred tax is now provided in full on tax liabilities arising from all timing differences, other than revaluation surpluses, regardless of their likelihood of reversal. The taxation charge and deferred tax provision have been adjusted in respect of prior years to reflect this change of accounting policy.

The deferred tax provision as at 31 December 2001 increased by £56.8 million and consequently reserves decreased by that amount. The tax charge for the year ended 31 December 2001 has been increased by £4.7 million, as set out below, and consequently earnings per share for the year ended 31 December 2001 decreased by 1.72p per share.

	Year ended 31 December 2002 Unaudited £'m	Year ended 31 December 2001 Audited £'m
Taxation on profit on ordinary activities	**(14.1)**	(11.7)
Adjustment for change of accounting policy	**(4.1)**	(4.7)
Taxation on profit on ordinary activities (restated)	**(18.2)**	(16.4)

Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £414.3 million (31 December 2001 - £373.6 million) would be required, assuming investment properties and investments were disposed of at 31 December 2002 at their carrying value. The amount is undiscounted and takes no account of the long-term deferral of the liability until eventual disposal or of the benefit from future inflation-linked indexation allowances.

6. Investment properties

	UK shopping centres £'m	Other commercial properties £'m	Total £'m
Completed properties at external valuation:			
At 31 December 2001	3,207.4	817.9	4,025.3
Additions	226.5	79.3	305.8
Disposals, including transfers to joint ventures	(143.4)	(41.4)	(184.8)
Foreign exchange fluctuations	–	(10.0)	(10.0)
Reclassification – completed developments	–	14.6	14.6
Amortisation	–	(1.1)	(1.1)
Surplus on valuation	172.0	2.3	174.3
At 31 December 2002	**3,462.5**	**861.6**	**4,324.1**
Properties under development at cost:			
At 31 December 2001 (including £1.3 million capitalised interest)	9.5	20.2	29.7
Additions	50.3	8.1	58.4
Reclassification – completed developments	–	(14.6)	(14.6)
Reclassification – trading properties	–	(1.3)	(1.3)
At 31 December 2002 (including £2.0 million capitalised interest)	**59.8**	**12.4**	**72.2**
Investment properties			
At 31 December 2002	**3,522.3**	**874.0**	**4,396.3**
At 31 December 2001	3,216.9	838.1	4,055.0

	As at 31 December 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Geographical analysis:		
United Kingdom	**4,227.6**	3,929.1
United States	**168.7**	125.9
	4,396.3	4,055.0

Investment properties held through joint ventures are disclosed in note 7.

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2002 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs.

Investment properties, including those held through joint ventures, are valued without deduction of purchasers' costs as the directors do not consider such deduction to be appropriate as there is no current intention to dispose of the assets and stamp duty, which at 4% in the UK comprises the majority of the cost, is not payable by the vendor. For information, provision for purchasers' costs at 5% in the UK and 3.5% in the US would amount to £179.0 million in respect of UK shopping centres and £41.2 million in respect of the other commercial properties (31 December 2001 - £160.4 million and £39.0 million respectively). The amount disclosed in note 5 in respect of contingent deferred taxation would be reduced by 30% of the above amounts if provision had been made for these purchasers' costs.

7. Joint ventures

	Liberty International share 2002 Unaudited

	£'m
Summarised profit and loss account	
Gross rental income	6.5
Net rental income	3.8
Net interest payable	(0.1)
Tax	(0.7)
Profit after tax	3.0
Summarised statement of total recognised gains and losses	
Profit retained for the year	3.0
Unrealised surplus on revaluation	4.3
Total return	7.3
Summarised balance sheet	
Investment properties at valuation	136.4
Development and trading properties	7.4
Total properties	143.8
Current assets	0.5
Gross assets	144.3
Current liabilities	(0.5)
Debt falling due after more than one year	(66.1)
Gross liabilities	(66.6)
Net assets	77.7

8. Investments

	As at 31 December 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Investments - listed property shares and units at market value	**150.6**	178.9
Investments - own shares	**25.6**	17.9
	176.2	196.8

9. Trading properties

The estimated replacement cost of trading properties based on market value amounted to £69.9 million (31 December 2001 - £72.1 million).

10. Creditors: amounts falling due within one year

	As at 31 December 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Bank loans and overdrafts (note 12)	**13.1**	6.3
Trade and other creditors	**113.6**	158.0
Accruals and deferred income	**59.4**	73.0

Dividends payable	**38.3**	33.5
	224.4	270.8

11. Creditors: amounts falling due after more than one year

	As at 31 December 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Secured		
Bank loan due 2015 – non-recourse	**536.4**	544.2
Bank loan due 2014 – non-recourse	**208.3**	–
Bank loan due 2011 – non-recourse	**443.8**	445.6
Bank loan due 2007 – non-recourse	**39.8**	–
	1,228.3	989.8
Debentures 2021 and 2027	**230.0**	230.0
Bank loan due 2016	**172.5**	172.5
Other fixed rate loans	**76.2**	42.1
	1,707.0	1,434.4
Unsecured		
Bank loans	–	41.0
CSC bonds 2013	**36.0**	115.3
CSC bonds 2009	**74.9**	117.2
	1,817.9	1,707.9
6.25% subordinated convertible bonds 2006	**64.0**	70.4
Total debt falling due after more than one year (note 12)	**1,881.9**	1,778.3
Other creditors	**1.0**	0.5
	1,882.9	1,778.8

12. Debt

(a) Analysis of net debt

	As at 31 December 2002 Unaudited £'m	As at 31 December 2001 Audited £'m
Debt due within one year (note 10)	**13.1**	6.3
Debt due after one year (note 11)	**1,881.9**	1,778.3
Gross debt	**1,895.0**	1,784.6
Group share of debt of joint ventures	**66.1**	–
Gross debt including share of joint ventures	**1,961.1**	1,784.6
Cash and near cash investments -group	**(71.7)**	(84.2)
Cash and near cash investments - joint ventures	**(0.5)**	–
Net debt (including joint ventures)	**1,888.9**	1,700.4
Secured	**1,786.2**	1,440.5
Unsecured	**174.9**	344.1
Cash and near cash investments	**(72.2)**	(84.2)
	1,888.9	1,700.4

(b) Fair value of financial instruments

	As at 31 December 2002		As at 31 December 2001	
	Balance sheet value Unaudited £'m	Fair value Unaudited £'m	Balance sheet value Audited £'m	Fair value Audited £'m
Debentures and other fixed rate loans				
Sterling				
C&C 9.875% debenture 2027	150.0	217.3	150.0	211.1
C&C 11.25% debenture 2021	80.0	124.0	80.0	120.2
CSC 6.875% unsecured bonds	36.0	34.1		
2013			115.3	103.5
CSC 5.75% unsecured bonds	74.9	68.9		
2009			117.2	101.9
US Dollars				
Fixed rate loans	81.6	85.1	48.2	48.5
	422.5	529.4	510.7	585.2
Bank loans (LIBOR linked)				
- group	1,408.5	1,408.5	1,203.5	1,203.5
- share of joint ventures	66.1	66.1	–	–
	1,897.1	2,004.0	1,714.2	1,788.7
Hedging instruments	–	114.3	–	32.3
	1,897.1	2,118.3	1,714.2	1,821.0
Convertible debt	64.0	76.5	70.4	79.7

The adjustment in respect of the above, after credit for tax relief, would amount to 47p per share diluted (31 December 2001 – 25p).

All other assets and liabilities are included in the balance sheet at fair values.

13. Provisions for liabilities and charges

	Deferred Taxation Unaudited £'m	Other Unaudited £'m	Total Unaudited £'m
At 31 December 2001 as previously reported	3.4	5.1	8.5
Prior year adjustment	56.8	–	56.8
At 31 December 2001 restated	60.2	5.1	65.3
Net charge for the year	6.5	1.2	7.7
Transferred from accruals	–	2.0	2.0
At 31 December 2002	66.7	8.3	75.0

14. Per share details

(a) Number of shares used in the calculation of:

	31 December 2002 Unaudited millions	31 December 2001 Audited millions
(i) Net assets per share		
Basic	**312.6**	284.2
On conversion of bonds	**13.3**	14.5

Diluted	**325.9**	298.7
(ii) Earnings per share		
Weighted average shares in issue	**288.4**	278.2
Weighted average shares held by ESOP	**(4.8)**	(4.6)
Weighted average shares (basic)	**283.6**	273.6
Effect of dilution	**13.6**	35.3
Weighted average shares (diluted)	**297.2**	308.9

(b) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances arising from adoption of FRS 19 "Deferred Tax" (see note "Change in accounting policy").

	31 December 2002 Unaudited £'m	31 December 2001 Restated £'m
Basic net asset value	**2,683.5**	2,341.9
Add back additional deferred tax arising on the adoption of FRS 19	**60.9**	56.8
Adjusted net asset value	**2,744.4**	2,398.7
On conversion of bonds	**64.0**	70.4
Diluted, adjusted net asset value	**2,808.4**	2,469.1

(c) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the additional tax charge arising from the adoption of FRS 19 "Deferred Tax" (see note 1 "Change of accounting policy").

	31 December 2002 Unaudited £'m	31 December 2001 Restated £'m
Earnings used for calculation of basic earnings per share	**81.0**	70.8
Exceptional items, net of tax	**(12.6)**	(8.6)
Add back additional deferred tax arising on the adoption of FRS 19	**4.1**	4.7
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**72.5**	66.9
Earnings used for calculation of basic earnings per share	**81.0**	70.8
Effect of dilution	**2.0**	8.1
Earnings used for calculation of diluted earnings per share	**83.0**	78.9

(d) Other share information

(i) Convertible bonds	**In issue 31 December 2002 £'m**	Conversion price	Callable from
6.25% subordinated convertible bonds 2006	**60.2**	450p	31 December 2003

(ii) Movement in ordinary share capital	Number millions
At 31 December 2001	284.2

Issued during the year	28.4
At 31 December 2002	312.6

SUMMARY OF CAPITAL SHOPPING CENTRES INVESTMENT PROPERTIES

	31 December 2002				31 December 2001	
	True equivalent yield[1] %	**Open market Value £'m**	**Revaluation Surplus/(Deficit) £'m**	**%**	Open market value £'m	True equivalent yield[1] %
Lakeside, Thurrock	**5.91**	**938.0**	**34.4**	**3.8%**	900.0	6.08
MetroCentre, Gateshead	**5.91**	**744.0**	**(0.6)**	**(0.1)%**	744.0	5.91
Braehead, Glasgow	**6.05**	**453.0**	**9.8**	**2.2%**	437.0	6.23
Other M25 Centres	[2] **5.99**	**826.3**	**85.9**	**11.6%**	738.6	[2]6.20
Other Centres	[2] **6.63**	**518.9**	**45.4**	**9.6%**	258.2	[2]6.79
Other properties	[2] **7.89**	**87.0**	**2.1**	**2.5%**	63.0	[2]8.22
	[2] **6.10**	**3,567.2**	**177.0**	**5.2%**	3,140.8	[2]6.19
Developments at cost		**59.8**			9.5	
		3,627.0			3,150.3	
Investment in UK Prime (23% interest) [3]		**12.6**			66.6	
Total investment properties		**3,639.6**			3,216.9	
Held through joint ventures		**(117.3)**			–	
Group investment properties		**3,522.3**			3,216.9	

(1) Leases provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income

(2) Weighted average yields

(3) As at 31 December 2001, the principal asset of UK Prime was an 80% interest in the Victoria Centre Nottingham

SUMMARY OF CAPITAL & COUNTIES COMPLETED INVESTMENT PROPERTIES

	Year ended 31 December 2002					Year ended 31 December 2001	
	Number of properties	**Net property income £'m**	**Open market value £'m**	**Revaluation (deficit)/ surplus £'m**	**%**	Net property income £'m	Open market value £'m
Central London	**23**	**22.9**	**357.2**	**(15.3)**	**(4.1)%**	19.1	370.9
M25 & South East	**11**	**11.6**	**174.6**	**(8.2)**	**(4.5)%**	11.0	168.0
UK Cities	**9**	**10.7**	**161.4**	**8.1**	**5.3%**	14.0*	153.1
Total United							

Kingdom Investment Properties	**43**	**45.2**	**693.2**	**(15.4)**	**(2.2)%**	44.1	692.0
United States**	**10**	**15.7**	**187.5**	**15.9**	**9.3%**	11.9	125.9
Total Completed Investment Properties	**53**	**60.9**	**880.7**	**0.5**	**0.1%**	56.0	817.9

* Includes £4.3 million in respect of properties transferred to CSC during 2001.

** Includes £1.8 million net property income and £19.1 million open market value in respect of properties owned through joint ventures.

Properties by use:

	31 December 2002			31 December 2001		
	Retail £'m	**Offices £'m**	**Total £'m**	Retail £'m	Offices £'m	Total £'m
Central London	**126.0**	**231.2**	**357.2**	115.9	255.0	370.9
M25 & South East	–	**174.6**	**174.6**	–	168.0	168.0
UK Cities	**149.5**	**11.9**	**161.4**	142.7	10.4	153.1
Total United Kingdom Investment Properties	275.5	417.7	693.2	258.6	433.4	692.0
United States	**147.2**	**40.3**	**187.5**	81.9	44.0	125.9
Total Completed Investment Properties	**422.7**	**458.0**	**880.7**	340.5	477.4	817.9
Developments	–	**19.8**	**19.8**	–	20.2	20.2
Total Investment Properties	**422.7**	**477.8**	**900.5**	340.5	497.6	838.1
Held through joint ventures	**(8.4)**	**(18.1)**	**(26.5)**	–	–	–
Group Investment Properties	**414.3**	**459.7**	**874.0**	340.5	497.6	838.1

ANALYSIS OF 2002 NET PROPERTY INVESTMENT INCOME

	Total	Shopping Centres	Other Commercial	
			UK	USA
	£'m	£'m	£'m	£'m
Year ended 31 December 2001	**203.9**	146.5	45.5	11.9
Foreign Exchange	**(0.4)**	–	–	(0.4)
Edinburgh Property Portfolio (no longer consolidated)	**(1.3)**	–	(1.3)	–
Sold properties	**(8.6)**	(2.1)	(4.0)	(2.5)
Developments, major capex and acquisitions	**(4.4)**	(4.4)	–	–
Adjusted to 31 December 2001	**189.2**	**140.0**	**40.2**	**9.0**
Like for like growth/(reduction)	**8.1**	**7.4**	**1.2**	**(0.5)**
Adjusted to 31 December 2002	**197.3**	**147.4**	**41.4**	**8.5**

Sold properties	**2.4**	1.8	–	0.6
Developments, major capex and acquisitions	**24.4**	13.9	3.8	6.7
Year ended 31 December 2002	**224.1**	163.1	45.2	15.8
Less: held through joint ventures	**(3.8)**	(1.9)	–	(1.9)
Group net property investment income	**220.3**	**161.2**	**45.2**	**13.9**
Like for like growth/(reduction)%	**4.3%**	**5.3%**	**3.0%**	**(5.7)%**

FINANCIAL REVIEW

CHANGE IN ACCOUNTING POLICY

Following the adoption of FRS 19 "Deferred Taxation" and the consequent change in accounting policy set out in note 1, deferred taxation is now provided in respect of capital allowances despite the fact that it is extremely unusual, in the UK property industry, for these allowances to reverse and give rise to a balancing charge. In fact transactions are usually structured so that timing differences on capital allowances do not reverse. In line with property industry practice, earnings per share before exceptional items and net assets per share have been reported on an adjusted basis to exclude the impact of the provision for deferred tax in respect of capital allowances.

COMMENTARY ON RESULTS

- Operating profit, a key measure of underlying performance, increased by 8.3 per cent to £215.9 million from £199.4 million reflecting like for like growth in net property investment income of 4.3 per cent. Operating profit in 2002 was less reliant on the more volatile elements such as property trading and realised trading gains on listed property shares.

- Exceptional profits of £17.2 million include £6.5 million from the disposal of listed property shares held as fixed asset investments and net exceptional profits on the repurchase of unsecured bonds of £9.6 million.

- Interest charges increased to £129.3 million from £119.9 million reflecting expenditure on assets acquired both during the period and part way through the previous period.

- Profit on ordinary activities before taxation increased by 14 per cent to £103.8 million from £90.9 million.

- Interest cover has remained constant at around 1.67 times.

- Tax charge (adjusted) of 16.5 per cent (2001 – 14.7 per cent) before taking into account deferred tax on capital allowances under FRS 19. The low tax rate reflects the benefit from utilisation of tax losses, untaxed dividend income and lower overseas taxes.

- Annual dividend increased by 4.4 per cent to 23.75 pence per share maintaining the policy of distributing the group's recurring net income and retention of more volatile non-recurring profits.

Balance Sheet

- Investment properties, including holdings through joint ventures increased from £4,055 million to £4,540 million. Net additions amounted to £319 million comprising primarily the Serramonte Shopping Center, California and the Victoria Centre, Nottingham.
- Investments reduced from £178.9 million to £150.6 million. Disposals earlier in the period were partly replaced by increased investment in Great Portland Estates.
- Net borrowings (including share of joint ventures' net borrowings) increased from £1,700 million to £1,889 million reflecting net additions to investment properties (including the completion of the purchase of King's Reach) less the proceeds of the equity issue.
- Shareholders' funds increased from £2,342 million (restated) to £2,683 million (now stated after provisions for deferred tax in respect of capital allowances of £60.9 million). The increase reflects the valuation surplus of £178.6 million on investment properties and joint ventures and £157 million of new equity raised through the share placing in November 2002.
- The ratio of debt to assets been maintained at 40%.

Financing and debt structure

The group has continued to pursue an asset specific, non-recourse finance strategy primarily on the grounds of cost but also because of the improved risk profile. The objective is to avoid long term debt at the corporate level so that the group is only exposed to covenant risk at the level of individual, or small groups of assets.

During 2002 this strategy was further implemented through a £211 million non-recourse loan secured on the Chimes, Uxbridge and The Glades, Bromley and a £67 million loan being the group's share of non-recourse loan secured on The Potteries, Hanley now held in a joint venture.

The pro forma set out below shows the balance sheet at 31 December 2002 assuming that all non-recourse loans are fully drawn and the cash made available to the group. The pro forma balance sheet has been further analysed to show the allocation of assets and liabilities to the secured and unsecured pools.

The proforma statement of net assets shown below is based on the balance sheet of Liberty International as at 31 December 2002, adjusted only to reflect the transactions set out in the notes below.

		Analysis of Proforma 31 December 2002	
	Proforma 31 December 2002 £'m	Secured assets and borrowings £'m	Unsecured assets and borrowings £'m
Secured assets	3,756	3,756	-
Unsecured assets	961	-	961
Total fixed assets	4,717	3,756	961
Cash and near cash	352 [1]	80 [3]	272
Total assets and cash resources	5,069	3,836	1,233
Other net liabilities	(145)	-	(145)
Secured borrowings	(2,066) [2]	(2,066)	-
Unsecured borrowings	(111)	-	(111)
Subordinated convertible debt	(64)	-	(64)
Shareholders' funds	2,683	1,770	913
Net debt to total assets	40%	53%	-

Notes

1 Includes £280 million additional cash as a result of full utilisation of non-recourse bank facilities

2 Includes £730 million secured on MetroCentre and Braehead, £550 million secured on Lakeside, £211 million secured on The Chimes and The Glades and £67 million secured on The Potteries, each with recourse only to those specific assets.

3 Cash available only for capital expenditure on secured properties

The analysis above shows that virtually all of the group's debt is in the form of secured and predominantly non-recourse financing.

Unsecured debt includes £64 million of subordinated convertible debt representing the only debt obligation with direct recourse to Liberty International PLC. Provided the share price remains above the conversion price of 450p, this debt should convert into equity on the exercise of the company's early redemption option at the end of 2003.

The balance of unsecured debt comprises CSC unsecured bonds. During 2002 the group repurchased £125 million nominal of the original £350 million of CSC unsecured bonds, which, together with purchases in 2001, reduced the balance outstanding to £113 million nominal. As the bonds were purchased at a discount to their carrying value this generated a surplus of £9.6 million.

The unencumbered pool of assets, including cash balances available to meet the obligations to unsecured debt and other creditors, amounts to over £1.2 billion. The ratio of gross unsubordinated debt to assets on the unsecured pool therefore amounts to 9 per cent (11 times covered), compared with the group's overall ratio of 40 per cent (2.5 times covered). This pool, including the available cash, will be used to finance the development programme and further finance can be raised in due course on both existing assets and new developments as they are completed. However, the overriding constraint is maintenance of prudent overall debt to assets and interest cover ratios. Given the currently prevailing yields and interest rates, our main internal constraints are that interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent.

Maturity and Interest Profile of Debt

The first significant debt maturity does not arise until 2011 and at the end of 2002 undrawn facilities amounted to £530 million. Undrawn facilities are sufficient to cover all committed development expenditure expected to be incurred until the end of 2005.

Expenditure on the development programme will result in increased debt in the near term and the policy of substantially fixing all interest rate exposures for at least five years will continue.

During the period to 2010 substantially all interest payments are at fixed rates. In the short term the proportion of exposure to fixed rates is 92 per cent with the floating rate balance covered by interest rate caps. Interest rate swaps have also been used to extend the fixed rate cover beyond the expiry of underlying facilities, in some cases until 2031.

Foreign exchange

The group's net exposure to US Dollars remained substantially hedged throughout the period, except that, following the exceptional performance of Serramonte, around $30 million of net investment was unhedged at 31 December 2002.

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:39 18 Feb 2003
Number	PRNUK-1802

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 214,498	a) 0.068 %		
b) 21,702	b) 0.007%		
c) 112,327	c) 0.036%		

11. Class of 12. Price per 13. Date of 14. Date company

security	share	transaction	informed
Ordinary Shares	a. 559p	a. 12/02/03	17/02/03
	b. 551p	b. 13/02/03	
	c. 557p	c. 14/02/03	

15. Total holding following this notification

35,786,091

16. Total percentage holding of issued class following this notification

11.45 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 18/02/03

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:45 18 Feb 2003
Number	PRNUK-1802

Liberty International PLC ('the Company')

Directors Shareholdings

A. Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of shares are made to certain employees including Executive Directors. Awards comprise Restricted shares and Additional shares, the latter equal to 50% of the Restricted shares and Share Incentive Plan Shares. Awards made on or after 2001 comprise shares which will be released two and four years respectively after the date of award, provided the individual Director or employee has remained in service. Awards to certain Executive Directors made in 2001 vested on 13 February 2003 as set out under (A) below.

B. Additionally, on 18 February 2003 options granted under the Liberty International Holdings PLC Incentive Share Option Scheme 1990 and the Liberty International PLC Incentive Share Option Scheme 1999 were exercised by an Executive Director.

C. The shares required for the exercise and the vesting were provided by a transfer of shares from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ('ESOP'). As executive directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests.

Formal notice follows of the change in the interests of (A) the Executive Directors following the vesting (B) the Executive Director who exercised an option and (C) the ESOP :-

A. Vesting of awards under annual bonus scheme

Awards of shares made in February 2001 to certain employees including Executive Directors vested on 13 February 2003, as follows:

Executive Directors:

Mr J G Abel	4,800 shares of which 1,920 were sold and 2,880 were retained
Mr P C Badcock	3,900 shares of which 1,560 were sold and 2,340 were retained
Mr DA Fischel	12,390 shares of which 4,956 were sold and 7,434 were retained
Mr J I Saggers	7,600 shares of which 3,040 were sold and 4,560 were retained
Mr F B Sher	5,670 shares all of which were sold
Mr A C Smith	6,880 shares all of which were sold

The relevant shares were sold on 13 February 2003 at 547p per share and the Company was advised of such sales on 17 February 2003.

Following the transactions, the above Executive Directors' interests in the Company are as follows:

	No. of Shares	% of Issued Share Capital
Mr J G Abel	95,693	0.031%
Mr P C Badcock	9,743	0.003%
Mr DA Fischel	169,359	0.054%
Mr J I Saggers	55,960	0.018%
Mr F B Sher	8,127	0.003%
Mr A C Smith	55,310	0.018%

B. Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr A C Smith
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	(i) Acquisition of shares on exercise of option (ii) Sale of shares
7	Number of shares/ amount of stock acquired:	(i) (a) 60,000 (b) 17,500
8	Percentage of issued class:	(i) (a) 0.019% (b) 0.006%
9	Price per share:	(i) (a) 419p (b) 475p
10	Number of shares/ amount of stock sold:	(ii) 67,086
11	Percentage of issued class:	0.021%
12	Price per share:	558p
13	Class of security:	Ordinary Shares

14	Date of transaction:	18.02.03
15	Date company informed:	18.02.03
16	Total holding following this notification:	65,724
17	Total percentage holding of issued class following this notification:	0.021%
18	Contact name for queries:	Kerin Williams 020 7887 7018
19	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 18 February 2003

C. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder (s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/non discretionary:	(i) Transfer to employees on vesting of awards under annual bonus scheme arrangements (ii) Purchase of Ordinary Shares (iii) Transfer on exercise of options to an Executive Director
7	Shares transferred:	No. of Shares: Price per Share: (i) 138,302 nil

		(iii) 60,000	419p
		17,500	475p
8	Percentage of issued class:	0.069%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	(i) 13/02/03	
		(iii) 18/02/03	
11	Date company informed:	(i) 17/02/03	
		(iii) 18/02/03	
12	Shares Purchased	No. of Shares:	Price per Share:
		(ii) 81,345	547p
13	Percentage of issued class:		
14	Class of security:	Ordinary shares	
15	Date of transaction:	(ii) 13/02/03	
16	Date company informed:	(ii) 17/02/03	
17	Total holding following this notification:	5,877,802	
18	Total percentage holding of issued class following this notification:	1.880%	

Date of Notification: 18 February 2003

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	14:20 24 Feb 2003
Number	PRNUK-2402

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 6,385	a) 0.002%		
b) 45,000	b) 0.014%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary Shares	a. 555p	a. 17/02/03	24/02/03
	b. 559p	b. 18/02/03	

15. Total holding following this notification

35,837,476

16. Total percentage holding of issued class following this notification

11.47 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 24/02/03

END

Date of Notification: 25 February 2003

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Annual Report and Accounts
Released	15:50 26 Feb 2003
Number	PRNUK-2602

LIBERTY INTERNATIONAL PLC

POSTING OF ANNUAL REPORT AND ACCOUNTS 2002 AND NOTICE OF THE ANNUAL GENERAL MEETING

26 February 2003

The Annual Report and Accounts for the year ended 31 December 2002 were posted to shareholders on 25 February 2003.

The Annual General Meeting of the company has been scheduled for 11.30 am on Wednesday, 26 March 2003 at One Great George Street, Westminster, London SW1P 3AA. Notice of the Annual General Meeting has also been posted to shareholders.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: 020 7676 1000

The Notice of the Annual General Meeting and The Annual Review and Summary Financial Report 2002 are also available on the company's website: www.liberty-international.co.uk.

ENDS

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:35 25 Feb 2003
Number	PRNUK-2502

Liberty International PLC

Directors' Shareholdings

2003 option awards

Following a grant of options to certain employees including Executive Directors, the interests of the Executive Directors in options over ordinary shares in Liberty International PLC have changed. Details of the grant are as follows:

1. Name of company: LIBERTY INTERNATIONAL PLC

2. Name of director: Mr D A Fischel, Mr J I Saggers and Mr A C Smith

3. Date of grant: 21/02/2003

4. Period during which or date on which exercisable: 21/02/06-21/02/2013

5. Total amount paid (if any) for grant of the option: NIL

6. Description of shares or debentures involved: class, number:

Ordinary shares of 50p each, options granted as follows:

Mr DA Fischel	50,000
Mr JI Saggers	40,000
Mr AC Smith	40,000

7. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

565p

8. Total number of shares or debentures over which options are held following this notification:

D A Fischel	616,000
J I Saggers	342,500
A C Smith	305,000

9. Contact name for queries: Kerin Williams

020 7887 7108

10. Name of company official responsible for making notification: Kerin Williams

Deputy Company Secretary

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	16:24 27 Feb 2003
Number	PRNUK-2702

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') has made market purchases of ordinary shares in the Company.

Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the purchases of shares are disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares.
7	Shares purchased:	

No. of Shares:	Price per Share:
a) 327,513	a) 564.2p
b) 44,408	b) 563p
c) 28,079	c) 563p

8	Percentage of issued class:	a) 0.105%
		b) 0.014%
		c) 0.009%
9	Class of security:	Ordinary shares
10	Date of transaction:	a) 25 February 2003
		b) 26 February 2003
		c) 27 February 2003
11	Date company informed:	a) 25 February 2003
		b) 26 February 2003
		c) 27 February 2003
12	Total holding following this notification:	6,122,802
13	Total percentage holding of issued class following this notification:	1.959%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	27 February 2003

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:40 3 Mar 2003
Number	PRNUK-0303

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Liberty International PLC

2. Name of director

Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 47,500	a) 0.015%		
b) 10,603	b) 0.003%		
c) 16,000	c) 0.005%		

11. Class of 12. Price per 13. Date of 14. Date company

security	share	transaction	informed
Ordinary Shares	a. 563p	a. 25/02/03	03/03/03
	b. 561p	b. 27/02/03	
	c. 561p	c. 28/02/03	

15. Total holding following this notification

    35,911,579

16. Total percentage holding of issued class following this notification

    11.49 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

    Kerin Williams

    020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

    Kerin Williams Deputy Company Secretary

    Date of notification 03/03/03

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	11:50 4 Mar 2003
Number	PRNUK-0403

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 04/03/03

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 03/03/03

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	1,984,850 shares	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
47,025,997 (23.15%)	N/A (%)	47,025,997 (23.15%)

(3) Party making disclosure	Liberty International PLC
(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner	Liberty International PLC (registered holder HSBC Global Custody Nominees UK Limited)
(b) Names of any other persons acting by agreement or understanding (see SAR 5)	N/A
Signed, for and on behalf of the party named in (3) above (Also print name of signatory)	Kerin Williams Deputy Company Secretary Liberty International PLC
Telephone and extension number	020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	14:00 4 Mar 2003
Number	PRNUK-0403

Liberty International PLC ('the Company')

Directors Shareholdings

A. Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of shares are made to certain employees including Executive Directors. Awards comprise Restricted shares and Additional shares, the latter equal to 50% of the Restricted shares. Awards made before 2001 comprise shares which are released three and five years respectively after the date of award, provided the individual Director or employee has remained in service. Awards to certain employees including Executive Directors made in 1998 vested on 20 February 2003 and 24 February 2003 and further awards to certain employees including Executive Directors made in 2000 vested on 28 February 2003 as set out under (A) below.

B. Additionally, on 26 February 2003 options granted under the Liberty International Holdings PLC Executive Share Option Scheme 1987 were exercised by an employee other than a Director. The shares required for the exercise and the vestings were provided by a transfer of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ('ESOP'). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests.

Formal notice follows of the change in the interests of (A) the Executive Directors following the vesting and (B) the ESOP :-

A. Vesting of awards of Executive Directors under annual bonus scheme

Awards of shares made on 20 February 1998 to Executive Directors vested on 20 February 2003, as follows:

Executive Directors:

Mr J G Abel	1,787 shares of which 715 were sold and 1,072 were retained
Mr P C Badcock	1,450 shares of which 580 were sold and 870 were retained

The relevant shares were sold on 20 February 2003 at 567p per share and the Company was advised of such sales on 28 February 2003.

Awards of shares made on 23 February 1998 to Executive Directors vested on 24 February 2003, as follows:

Executive Directors:

Mr DA Fischel	3,205 shares of which 1,282 were sold and 1,923 were retained
Mr J I Saggers	2,557 shares of which 1,023 were sold and 1,534 were retained

Mr F B Sher 2,175 shares all of which were sold

Mr A C Smith 1,730 shares all of which were sold

The relevant shares were sold on 24 February 2003 at 568.5p per share and the Company was advised of such sales on 28 February 2003.

Awards of shares made on 28 February 2000 to Executive Directors vested on 28 February 2003, as follows:

Executive Directors:

Mr J G Abel 5,109 shares of which 2,044 were sold and 3,065 were retained

Mr P C Badcock 4,088 shares of which 1,636 were sold and 2,452 were retained

Mr DA Fischel 10,412 shares of which 4,165 were sold and 6,247 were retained

Mr J I Saggers 6,500 shares of which 2,600 were sold and 3,900 were retained

Mr F B Sher 6,353 shares all of which were sold

Mr A C Smith 5,647 shares all of which were sold

The relevant shares were sold on 28 February 2003 at 563.5p per share and the Company was advised of such sales on 03 March 2003.

Following the transactions, the above Executive Directors' interests in the Company are as follows:

	No. of Shares	% of Issued Share Capital
Mr J G Abel	99,830	0.032%
Mr P C Badcock	13,065	0.004%
Mr DA Fischel	177,529	0.057%
Mr J I Saggers	61,394	0.020%
Mr F B Sher	8,127	0.003%
Mr A C Smith	65,724	0.021%

B. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan

beneficial interest:

4.	Name of registered holder (s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/non discretionary:	(a) Transfer to employees on exercise of options and vestings of awards under annual bonus scheme arrangements (b) Purchase of Ordinary Shares

7	Shares transferred:	(a)	No. of Shares:	Price per Share:
			(i) 13,967	nil
			(ii) 23,131	nil
			(iii) 20,000	322p
			(iv) 111,522	nil
8	Percentage of issued class:		0.054%	
9	Class of security:		Ordinary shares	
10	Date of transaction:		(i) 20/02/03	
			(ii) 24/02/03	
			(iii) 26/02/03	
			(iv) 28/02/03	
11	Date company informed:		(i) 28/02/03	
			(ii) 28/02/03	
			(iii) 28/02/03	
			(iv) 03/03/03	
12	Shares Purchased	(b)	No. of Shares:	Price per Share:
			(v) 9,257	567p
			(vi) 15,245	568.5p
			(vii) 69,994	563.5p
13	Percentage of issued class:		0.030%	
14	Class of security:		Ordinary shares	
15	Date of transaction:		(v) 20/02/03	

		(vi) 24/02/03
		(vii) 28/02/03
16	Date company informed:	(v) 28/02/03
		(vi) 28/02/03
		(vii) 03/03/03
17	Total holding following this notification:	6,048,678
18	Total percentage holding of issued class following this notification:	1.935%

Date of Notification: 4 March 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	15:49 7 Mar 2003
Number	PRNUK-0703

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

OLD MUTUAL PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

UNKNOWN

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 50 PENCE

10. Date of transaction

04/03/03

11. Date company informed

06/03/03

12. Total holding following this notification

15,578,353 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

15. Name of contact and telephone number for queries

KERIN WILLIAMS

020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 7 March 2003

Registered Holder	
Old Mutual Life Assurance Company (South Africa) Ltd	6,859,297
Old Mutual Life Assurance Company (South Africa) Ltd	7,200
Old Mutual Life Assurance Company (South Africa) Ltd	53,827
Old Mutual Unit Trusts SA	176,500
Old Mutual Life Asset Managers (South Africa) Ltd	3,608,534
Old Mutual Life Assurance Company (Namibia) Ltd	180,880
Old Mutual Life Asset Managers (Namibia) Ltd	101,300
Old Mutual Life Global Asset Fund	358,896
Old Mutual South Africa Equity Trust Limited	178,000
Mutual & Federal Limited	139,772
Mutual & Federal Namibia Limited	70,733
National Employers General	4,676
Protea Insurance	59,701
Protea Assurance	20,000
Phoenix Assurance	132,706
Nedcor Bank Nominees Limited	720,222
Standard Bank Nominees Limited	12,059
Marser Securities Nominees (Pty) Ltd	10,653
Nedcor Bank Nominees Limited	1,440,315
Standard Bank Nominees Limited	12,059
Syfrets Securities Nominees	10,158
Standard Bank Nominees Limited	58,382
ABSA Nominees Limited	169,434
Nedcor Bank Nominees Limited	184,179
Standard Bank Nominees (Transvaal) (Pty) Limited	996,758
Computershare Nominees Limited	12,112
	15,578,353

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113

LIBERTY INTERNATIONAL PLC
(Registration number UK3685527)

ISIN Code: GB0006834344
JSE Code: LBT
Issuer Code: LILI I



NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 35,000	a) 0.011%		
b) 160,000	b) 0.051%		
c) 133,455	c) 0.043%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a) 561p	a) 05/03/03	10/03/03
	b) 560p	b) 06/03/03	
	c) 557p	c) 07/03/03	

15. Total holding following this notification

36,240,034

16. Total percentage holding of issued class following this notification

11.59 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 10/03/03





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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:48 10 Mar 2003
Number	PRNUK-1003

Liberty International PLC ('the Company')

Directors Shareholdings

A. Under the Company's Annual Bonus Scheme arrangement, conditional awards of ordinary shares are made to certain employees including Executive Directors. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director has remained in service. The Company also operates a Share Incentive Plan ('SIP') for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their bonus arrangements. Details of awards under the Company's Annual Bonus Scheme arrangement and the SIP made on 1 March 2003 to Executive Directors in respect of the year ended 31 December 2002 are given below.

B. On 6 March 2003 options granted under the Liberty International PLC Executive Share Option Scheme 1987 were exercised by an Executive Director.

C. The shares required for the exercise were provided by a transfer of shares from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ('ESOP'). As executive directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests.

Formal notice follows of (A) Awards to Executive Directors under the Company's Annual Bonus Scheme arrangement and the SIP (B) the change in the interests of the Executive Director who exercised an option and (C) the change in the interests of the ESOP :-

A. Awards under the Annual Bonus Scheme arrangement and the SIP

The awards to the Executive Directors were as follows:

	Restricted	Additional	SIP
J G Abel	4,779	2,655	531
P C Badcock	3,717	2,124	531
D A Fischel	9,027	4,779	531
J I Saggers	3,150	1,841	531
F B Sher	0	0	531
A C Smith	4,566	2,549	531

B. Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J I Saggers

3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr J I Saggers
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	(i) Acquisition of shares on exercise of option (ii) Sale of shares
7	Number of shares/ amount of stock acquired:	(i) 35,000
8	Percentage of issued class:	(i) 0.011%
9	Price per share:	(i) 322p
10	Number of shares/ amount of stock sold:	(ii) 25,000
11	Percentage of issued class:	(ii) 0.008%
12	Price per share:	(ii) 568p
13	Class of security:	Ordinary Shares
14	Date of transaction:	06.03.03
15	Date company informed:	07.03.03
16	Total holding following this notification:	71,394
17	Total percentage holding of issued class following this notification:	0.023%
18	Contact name for queries:	Kerin Williams 020 7887 7018
19	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

C. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether	Non-beneficial interest of the

	notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder (s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to an Executive Director
7	Shares transferred:	No. of Shares: 35,000 — Price per Share: 322p
8	Percentage of issued class:	0.011%
9	Class of security:	Ordinary shares
10	Date of transaction:	06/03/03
11	Date company informed:	07/03/03
12	Total holding following this notification:	6,013,678
13	Total percentage holding of issued class following this notification:	1.924%

Date of Notification: 10 March 2003

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:13 12 Mar 2003
Number	PRNUK-1203

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

The Company's Employee Share Ownership Plan ('ESOP') has made market purchases of ordinary shares in the Company.

Certain of the Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the purchases of shares are disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share ownership plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Employee Share Ownership Plan ('ESOP') market purchases of ordinary shares.
7	Shares purchased:	No. of Shares: Price per Share: a) 128,320 a) 557p b) 10,469 b) 550p
8	Percentage of issued class:	a) 0.041%

		b) 0.003%
9	Class of security:	Ordinary shares
10	Date of transaction:	a) 10 March 2003
		b) 11 March 2003
11	Date company informed:	a) 11 March 2003
		b) 11 March 2003
12	Total holding following this notification:	6,152,467
13	Total percentage holding of issued class following this notification:	1.968%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	12 March 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	Purchase of Own Securities
Released	10:37 13 Mar 2003
Number	PRNUK-1303

Purchase of Own Shares

Liberty International PLC announces that it acquired for cancellation 271,450 of its 50p ordinary shares at a price of 546p per ordinary share on 12 March 2003.

Enquiries:

Donald Gordon, Chairman +44 (0)20 7960 1201

Farrell Sher, Director +44 (0)20 7960 1207

13 March 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	Further re Notice of AGM
Released	10:08 14 Mar 2003
Number	PRNUK-1403

LIBERTY INTERNATIONAL PLC

ADDITIONAL ORDINARY BUSINESS AT THE ANNUAL GENERAL MEETING

14 March 2003

Liberty International has today posted to shareholders details of an additional resolution concerning the re-election of directors to be included as ordinary business at the forthcoming Annual General Meeting to be held on 26 March 2003.

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: 020 7676 1000

END

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118



LIBERTY
INTERNATIONAL



Directors:
D. Gordon D Econ Sc(hc)(Wits), Chairman
D.A. Fischel, Chief Executive
A.C. Smith, Finance Director
J.G. Abel
P.C. Badcock
R.A.M. Baillie
D. Bramson
R.W.T. Buchanan
D.P.H. Burgess
G.J. Gordon
D.R. Leslie
M. Rapp
J.I. Saggers
F.B. Sher

13 March 2003

To the holders of ordinary shares and, for information only, to the holders of options under the company's share option schemes and to the Trustee of the 6.25 per cent Subordinated Convertible Bonds due 2006.

Dear Shareholder

ANNUAL GENERAL MEETING – WEDNESDAY 26 MARCH 2003

Further to Mr Donald Gordon's letter to you dated 25 February 2003 enclosing the Notice convening the 2003 Annual General Meeting of the company (the "AGM"), it has come to our attention that, due to an oversight in determining the Directors eligible for re-election at the AGM, Mr Donald Gordon was excluded.

In order to rectify the position, the Directors intend at the forthcoming AGM, to be held on Wednesday 26 March 2003, to propose a resolution to re-elect Mr Donald Gordon under ordinary business.

Shareholders will find a form of proxy for use at the AGM in relation only to the re-election of Mr Donald Gordon included as part of this document. Whether or not shareholders propose to attend the AGM, it is important that they complete, sign and return the form of proxy.

To be valid, the form of proxy must be lodged with the company's registrars by not later than 11.30 a.m. (London time) on 24 March 2003. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars at Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR. Shareholders registered on the South African section of the register should return the form of proxy to Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (Postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to them. The completion and return of a form of proxy will not prevent you from attending and voting at the AGM in person if you wish.

Yours faithfully

D.A. Fischel
Chief Executive

Mr Donald Gordon's biography

Chairman Age 72
Appointed a Director in 1981 and Chairman in 1986. He is Honorary President for life of Liberty Group Limited (formerly the controlling shareholder of Liberty International). He is Chairman of Capital Shopping Centres PLC and Capital & Counties plc. Chairman of the Nomination Committee and the Chairman's Committee and a member of the Remuneration Committee.

119





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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	11:50 17 Mar 2003
Number	PRNUK-1703

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 17/03/03

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 14/03/03

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	1,422,163 shares	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
50,058,160 (24.65%)	N/A (%)	50,058,160 (24.65%)

(3) Party making disclosure	Liberty International PLC
(4) (a) Name of person acquiring shares or rights over shares	Liberty International PLC
and, if different, beneficial owner	(registered holder HSBC Global Custody Nominees UK Limited)
(b) Names of any other persons acting by agreement or understanding (see SAR 5)	N/A
Signed, for and on behalf of the party named in (3) above (Also print name of signatory)	Kerin Williams Deputy Company Secretary Liberty International PLC
Telephone and extension number	020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:28 17 Mar 2003
Number	PRNUK-1703

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Liberty International PLC

2. Name of director

   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary /non discretionary

   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 64,774	a) 0.021%		
b) 40,000	b) 0.013%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary Shares	a. 558p	a. 10/03/03	17/03/03
	b. 551p	b. 12/03/03	

15. Total holding following this notification

36,344,808

16. Total percentage holding of issued class following this notification

11.64 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kerin Williams

020 7887 7108

25. Name and signature of authorised company official responsible for making this notification

Kerin Williams Deputy Company Secretary

Date of notification 17/03/03

END

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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	09:27 20 Mar 2003
Number	PRNUK-2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification

   3,141,060

6. Percentage of issued class

   1.005 %

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    17/03/03

11. Date company informed

    19/03/03

12. Total holding following this notification

    12,597,093 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    4.034%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    Kerin Williams

Deputy Company Secretary

Date of notification 20 March 2003

	Number of Shares
CAPITAL GUARDIAN TRUST COMPANY	
Registered Name	
Bank of New York Nominees	9,306
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	86,500
Bank of New York Nominees	1,751,358
Mellon Nominees (UK) Limited	111,200
KAS UK	13,600
Bank One London	100,000
Northern Trust AVFC	126,286
Mellon Bank NA	170,900
HSBC Bank plc	247,700
Deutsche Bank AG	214,520
Midland Bank plc	46,023
Lloyds Bank	35,336
MSS Nominees Limited	58,000
Royal Bank of Scotland	9,800
Nortrust Nominees	1,163,252
Morgan Guaranty	81,477
Citibank London	116,000
Barclays Bank	75,500
Bankers Trust	523,300
Northern Trust	251,569
State Street Nominees Limited	218,064
Clydesdale Bank plc	52,500
Chase Nominees	1,471,792
	6,924,677
CAPITAL INTERNATIONAL SA	
Registered Name	

Credit Suisse London	36,000
JP Morgan	440,700
HSBC Bank plc	144,300
Deutsche Bank AG	146,499
Citibank NA	27,648
RBSTB Nominees Ltd	31,900
Vidacos Nominees Ltd	110,670
Lloyds Bank	25,774
National Westminster Bank	110,500
State Street Bank & Trust Co.	32,900
MSS Nominees Limited	26,200
Royal Bank of Scotland	1,061,282
Morgan Stanley	16,500
Nortrust Nominees	14,300
Brown Bros	26,900
Citibank London	10,300
Midland Bank plc	256,100
Chase Nominees	1,127,978
Bank of New York Nominees	89,845
State Street Nominees Limited	13,700
Barclays Bank	346,200
	4,096,196

CAPITAL INTERNATIONAL, Inc

Registered Name	
HSBC Bank plc	16,100
State Street Nominees Limited	713,800
Bank of New York Nominees	63,900
Chase Nominees	459,600
Midland Bank plc	55,900
Nortrust Nominees	72,100
Royal Bank of Scotland	75,800
State Street Bank & Trust Co.	10,014
Citibank	21,100

RBSTB Nominees Ltd	19,800
Citibank NA	55,000
Chase Manhattan Nominee Ltd, Australia	3,800
	1,566,914

END




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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	12:39 21 Mar 2003
Number	PRNUK-2103

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 19 March 2003 by employees other than directors. In addition a conditional award of shares has been made to employees, including executive directors, under the Liberty International PLC Share Incentive Plan ('SIP') as part of the Company's annual bonus scheme. Awards under the SIP to individual Directors have been previously advised to the Stock Exchange. The shares required for the exercise and share award were provided by transfers of shares from the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, Mr F B Sher and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	1. Transfer on exercise of options to employees 2. Transfer on award of SIP shares
7	Shares transferred:	No. of Shares: Price per Share: 1. Options:

		15,000	512p
		72,000	406p
		2. SIP award:	Nil
		42,332	
		Total: 129,332	
8	Percentage of issued class:	0.041%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	19 March 2003	
11	Date company informed:	20 March 2003	
12	Total holding following this notification:	6,023,135	
13	Total percentage holding of issued class following this notification:	1.929%	
	Contact name for queries:	Kerin Williams	
	Contact telephone number:	020 7887 7108	
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	21 March 2003	

END

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123

NEWS RELEASE


LIBERTY
INTERNATIONAL

26 March 2003

Liberty International PLC
Annual General Meeting Trading Statement

The following represents the text of a trading statement made by the Company at today's Annual General Meeting.

"Our 2002 preliminary results were announced on 12 February 2003. Since then, financial markets have continued to be extremely volatile, reflecting the major political and economic uncertainties emanating from the Middle East situation which are currently overshadowing corporate decision making generally.

The Office for National Statistics' ('ONS') latest release of non-food retail sales figures for January and February 2003 showed year on year increases of 1.8 per cent and 2.8 per cent respectively.

Cumulative reported like-for-like increases in retail sales at our leading regional shopping centres have overall exceeded the ONS comparative with particularly strong trading performances continuing at our most recently opened centres, Braehead, Glasgow (September 1999) and The Chimes, Uxbridge (March 2001).

Vacancies within our £3.5 billion portfolio of regional shopping centres remain at negligible levels, with positive demand for new or additional space from retailers. Letting progress on current developments, including Chapelfield, Norwich, scheduled for opening in 2005, and the New Red Mall at MetroCentre, Gateshead, scheduled for opening in 2004, is in line with expectations.

Our major potential joint venture developments at Cardiff and Oxford continue to progress through the planning process and we remain optimistic that appropriate planning permissions will be obtained in due course.

While we have seen no improvement in the West End of London office market since February, we have not experienced any material change from the low overall vacancy rate reported in February 2003 within our £700 million UK retail and commercial investment portfolio. Terms have been agreed and solicitors instructed on some 35,000 sq.ft. of the 80,000 sq.ft. available at the office developments, Capital Court, Uxbridge, and Capital Park, Cambridge."

Press Enquiries:
Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public Relations:

UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski	College Hill Associates	+44 (0)20 7457 2020

124

NEWS RELEASE



LIBERTY
INTERNATIONAL

26 March 2003

Statements on Corporate Governance made at Liberty International 2003 Annual General Meeting

The following statements were made at today's Annual General Meeting of Liberty International.

Extract from text of speech of Mr Donald Gordon, Liberty International Chairman

"Corporate Governance

Corporate governance matters have been taking a high profile recently particularly following the publication of the Higgs Review.

My Chairman's Statement dated 12 February 2003 comments on pages 10 and 11 of the Annual Report 2002 in front of you on some of the most significant recommendations in the Higgs Review. My overall view is that many of the recommendations of the Higgs Review could if implemented be seriously damaging to UK business in general. My views have been widely reported in the national press along with those of many other FTSE 100 chairmen and interested parties who share similar views.

The Higgs Review has yet to be enshrined and in any event is not applicable to the 2002 year. We have however made substantial representations to the authorities with a view to ameliorating many aspects of the Higgs Review.

In the light of the considerable attention currently being placed on corporate governance issues, I have asked Mr Robin Baillie, Senior Independent Director of Liberty International, to make a statement on behalf of the Board on corporate governance for the purposes of this meeting."

[Mr Baillie then presented the following statement:]

"Corporate Governance Statement for the Liberty International Annual General Meeting 2003

I would like to reiterate statements made in Liberty International's Annual Report 2002 on the subject of corporate governance, and make some additional comments relevant to today's Annual General Meeting.

General comments

Liberty International's annual corporate governance statement is contained on pages 99 to 101 of the Annual Report for 2002.

Liberty International has always placed a high priority on sound corporate governance and has benefited enormously from a well-balanced Board structure, combining a professional executive team with experienced and knowledgeable non-executives dedicated to the overall success of the business and actively involved in major decisions.

The effectiveness of the company's corporate governance is demonstrated by a track record of business and financial performance which, over the last decade, has significantly exceeded that of its peer group of major listed property companies.

The group is committed to and has exercised high standards of corporate governance in all its operations. The company is required to comply with "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which forms part of the UK Listing Authority's Listing Rules, or to explain in which areas it does not comply with the Code.

Compliance with the Code in 2002

The Board believes that, other than as set out in the statement - where full explanations are given, as specified by the Code - the company has applied the principles and complied with the provisions set out in Section 1 of the Code throughout the accounting period under review. On the basis of the explanations given, the Board is entirely satisfied that Liberty International is in compliance with the requirements of the Code.

At the year end, the Board comprised the Chairman, Mr Donald Gordon, six Executives and seven non-executive Directors. Three non-executive Directors, Mr Buchanan, Mr Rapp and I, are considered by the Board to be fully independent of management, and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Mr Burgess is a Partner of Jones Day Gouldens, a firm of lawyers which has on a few occasions advised Liberty International. Mr Bramson retired as Senior Partner of Nabarro Nathanson in 2001 and now acts as a consultant to that firm of lawyers which advises the Liberty International group on property matters. However, the Board is confident that, in both cases, the relationships do not interfere with the exercise of their independent judgement.

Independence is a state of mind. It is not determined by ticking boxes. It derives from the character and the integrity of the individual concerned.

I would also like to comment on the position of Donald Gordon, the Chairman, which has for some time been that of full-time Chairman, neither executive nor non-executive. This modus operandi is in fact endorsed by the Higgs Review as an appropriate interpretation of the role of a Chairman.

Mr Gordon sits on the Remuneration Committee, which in our view is entirely necessary for the business as remuneration packages and incentivisation are a vital area in which any Chairman would expect to be involved. He is one of four members and the Committee is chaired by me, the Senior Independent Director. In respect of his own remuneration, Mr Gordon quite properly recuses himself from the discussion. His remuneration is therefore set by the other Remuneration Committee members, who take into account all relevant factors including comparative data from other companies and his substantial contribution to the business's success. Overall, the group's remuneration levels for the Chairman and executive

directors are considered to be around the median of FTSE 100 and FTSE mid-cap real estate companies (source – PIRC 2003 report, page 15).

The views of NAPF and PIRC

The Board has noted reports issued by the National Association of Pension Funds Voting Issue Service (NAPF) and by Pensions Investment Research Consultants Ltd (PIRC) in respect of this year's Annual General Meeting.

These reports have generally disregarded and in some cases misquoted the explanations which the Company has given. The NAPF report has recommended to its subscribers that shareholders abstain from the resolution to re-elect as Directors Donald Gordon, Chairman, Graeme Gordon and Michael Rapp. The PIRC report has recommended to its subscribers that shareholders should oppose the re-elections of Graeme Gordon and Michael Rapp, oppose the reappointment of the auditors, oppose the Remuneration Report, and abstain from the adoption of the Report and Accounts and the re-election of the Chairman and Founder of the Company, Donald Gordon.

Without at this stage wishing to provide a full critique of what I believe to be the manifest misjudgements contained in the PIRC report, the Board considers its views to be extreme, not in the best interests of shareholders, unhelpful to the proper governance of the company and that the recommendation to abstain from adopting the Report and Accounts is both irresponsible and flawed."

ENDS

Press Enquiries:

Liberty International PLC:

Donald Gordon	Chairman	+44 (0)20 7960 1201
David Fischel	Chief Executive	+44 (0)20 7960 1207

Public Relations:

UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski	College Hill Associates	+44 (0)20 7457 2020

LIBERTY INTERNATIONAL PLC
(Registration number UK3685527)

ISIN Code: GB0006834344
JSE Code: LBT
Issuer Code: LILI I

RESULT OF ANNUAL GENERAL MEETING HELD ON 26 MARCH 2003

Liberty International PLC announces that at the Annual General Meeting held earlier today, all proposed resolutions were passed by vote on a show of hands.

For information proxy votes were overwhelmingly in favour of all resolutions as shown below:

Resolution	Votes in favour	Percentage of votes cast
1. Receive Report and Accounts	183,110,720	99.89%
2. Declare a Dividend	187,034,552	99.92%
3A. Re-elect Mr D Gordon	148,353,884	97.04%
3. Re-elect Mr D Fischel	186,997,722	99.90%
4. Re-elect Mr J Saggers	186,997,564	99.90%
5. Re-elect Mr R Buchanan	186,832,325	99.81%
6. Re-elect Mr G Gordon	174,956,196	96.04%
7. Re-elect Mr M Rapp	175,633,365	95.59%
8. Re appoint Auditors & fix their remuneration	184,960,354	99.15%
9. Approve the Remuneration Report	178,299,621	97.49%
10. Section 80 authority to allot shares	184,795,914	98.72%
11. To disapply the pre-emption provisions of Section 89(1)	184,754,154	98.70%
12. Authority to make market purchases	187,030,122	99.92%

13. Approve amendments to the Articles	186,325,927	99.90%

Liberty International PLC has 312,307,167 shares in issue.

26 March 2003

ENDS

Enquires:
Susan Folger 020 7887 7004
Company Secretary

126



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Company	Liberty Intl PLC
TIDM	LII
Headline	Holding(s) in Company
Released	16:24 27 Mar 2003
Number	PRNUK-2703

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   LIBERTY INTERNATIONAL PLC

2. Name of shareholder having a major interest

   OLD MUTUAL plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification

   1,541,220

6. Percentage of issued class

   0.49%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY SHARES OF 50 PENCE

10. Date of transaction

    21/03/03

11. Date company informed

    26/03/03

12. Total holding following this notification

    17,119,573 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

    5.48%

14. Any additional information

15. Name of contact and telephone number for queries

    KERIN WILLIAMS

    020 7887 7108

16. Name and signature of authorised company official responsible for making this notification

    KERIN WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification 27 March 2003

Registered Holder

Old Mutual Life Assurance Company (South Africa) Ltd	8,233,397
Old Mutual Life Assurance Company (South Africa) Ltd	7,200
Old Mutual Life Assurance Company (South Africa) Ltd	52,586
Old Mutual Unit Trusts SA	192,200
Old Mutual Life Asset Managers (South Africa) Ltd	3,685,596
Old Mutual Life Assurance Company (Namibia) Ltd	218,880
Old Mutual Life Asset Managers (Namibia) Ltd	101,300
Old Mutual Life Global Asset Fund	358,896
Old Mutual South Africa Equity Trust Limited	178,000
Mutual & Federal Limited	139,772
Mutual & Federal Namibia Limited	70,733
National Employers General	4,676
Protea Insurance	59,701
Protea Assurance	20,000
Phoenix Assurance	132,706
Nedcor Bank Nominees Limited	720,222
Standard Bank Nominees Limited	12,059
Marser Securities Nominees (Pty) Ltd	12,253
Nedcor Bank Nominees Limited	1,325,856
Syfrets Securities Nominees	21,331
Standard Bank Nominees Limited	60,637
ABSA Nominees Limited	185,134
Nedcor Bank Nominees Limited	184,179
Standard Bank Nominees (Transvaal) (Pty) Limited	1,117,147
Computershare Nominees Limited	25,112
	17,119,573

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LIBERTY INTERNATIONAL PLC
(Registration number UK3685527)

ISIN Code: GB0006834344
JSE Code: LBT
Issuer Code: LILI I

Exchange rate for 2002 final dividend payable to shareholders on the South African register

Liberty International PLC confirms that the South African Rand exchange rate for the 2002 final dividend of 12.5 pence per ordinary share to be paid on 2 May 2003, to shareholders registered on 11 April 2003, will be 12.4725 ZAR to 1 GBP.

On this basis shareholders who hold their shares via the South African register will receive a dividend of 155.90625 ZA cents per ordinary share.

28 March 2003

LIBERTY INTERNATIONAL PLC
(Registration number UK3685527)

ISIN Code: GB0006834344
JSE Code: LBT
Issuer Code: LILI I

Directors Shareholdings

A. On 1 April 2003 options granted under the Liberty International Holdings PLC Incentive Share Option Scheme 1990 were exercised by an Executive Director.

B. The shares required for the exercise were provided by a transfer of shares from the LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As executive directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests.

Formal notice follows of the change in the interests of (A) the Executive Director who exercised an option and (B) the ESOP :-

A. Director Shareholding

1	Name of company:	Liberty International PLC
2	Name of director:	Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr A C Smith
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	(i) Acquisition of shares on exercise of option (ii) Sale of shares
7	Number of shares/ amount of stock acquired:	(i) (a) 15,000 (b) 30,000
8	Percentage of issued class:	(i) (a) 0.005% (b) 0.010%

9	Price per share:	(i) (a) 322p (b) 331p
10	Number of shares/ amount of stock sold:	(ii) 27,500
11	Percentage of issued class:	0.009%
12	Price per share:	570.5p
13	Class of security:	Ordinary Shares
14	Date of transaction:	01.04.03
15	Date company informed:	02.04.03
16	Total holding following this notification:	83,224
17	Total percentage holding of issued class following this notification:	0.027%
18	Contact name for queries:	Kerin Williams 020 7887 7018
19	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

B. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification	N/A

	relates to a person(s) connected with the director named in 2 above and identify the connected person(s):		
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to an Executive Director	
7	Shares transferred:	No. of Shares: (a) 15,000 (b) 30,000	Price per Share: (a) 322p (b) 331p
8	Percentage of issued class:	0.014%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	01/04/03	
11	Date company informed:	02/04/03	
12	Total holding following this notification:	5,978,135	
18	Total percentage holding of issued class following this notification:	1.914%	

Date of Notification: 2 April 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	SAR - Great Portland Estates P.L.C.
Released	11:51 3 Apr 2003
Number	PRNUK-0304

FORM SAR 3

Lodge with an RIS and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 03/04/03

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of acquisition 02/04/03

Acquisition in Great Portland Estates P.L.C.

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	400,000 shares	
(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
51,050,660 (25.14 %)	N/A (%)	51,050,660 (25.14 %)

(3) Party making disclosure	Liberty International PLC
(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner	Liberty International PLC (registered holder HSBC Global Custody Nominees UK Limited)
(b) Names of any other persons acting by agreement or understanding (see SAR 5)	N/A
Signed, for and on behalf of the party named in (3) above (Also print name of signatory)	Kerin Williams Deputy Company Secretary Liberty International PLC
Telephone and extension number	020 7887 7108

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM SAR 3

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	14:53 11 Apr 2003
Number	PRNUK-1104

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised on 10 April 2003. The shares required for the exercise were provided by transfers of shares from the Company's Employee Share Ownership Plan ('ESOP'). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC	
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employee	
7	Shares transferred:	No. of Shares:	Price per Share:
		(a) 60,000	(a) 419p
		(b) 60,000	(b) 406p
		(c) 56,000	(c) 475p

		Total: 176,000
8	Percentage of issued class:	0.056%
9	Class of security:	Ordinary shares
10	Date of transaction:	10 April 2003
11	Date company informed:	11 April 2003
12	Total holding following this notification:	5,802,135
13	Total percentage holding of issued class following this notification:	1.858%
	Contact name for queries:	Kerin Williams
	Contact telephone number:	020 7887 7108
	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	11 April 2003

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Company	Liberty Intl PLC
TIDM	LII
Headline	Director Shareholding
Released	15:22 22 Apr 2003
Number	PRNUK-2204

Liberty International PLC ('the Company')

Directors Shareholdings

A. Under the Company's Share Incentive Plan ('SIP') certain employees including Executive Directors are eligible to participate in a partnership scheme in which they can save money from their pre-tax salary to purchase Liberty International PLC ordinary shares ('Partnership Shares'). For every four Partnership Shares purchased the participating employees receive one free Liberty International PLC Ordinary share ('Matching Shares'). The Partnership Shares are purchased annually using savings accumulated over the 12 month period. Partnership and Matching Shares must then be kept in trust for five years in order to qualify for tax advantages. Details of Partnership and Matching Shares acquired and held in trust on behalf of Executive Directors are shown below.

B. Partnership Shares and part of the Company's Matching Share commitment were transferred from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ('ESOP') on 15 April 2003. On 16 April 2003 options granted under the Liberty International PLC Incentive Share Option Scheme 1999 and the Capital Shopping Centres PLC 1995 Executive Share Option Scheme were exercised by employees other than Executive Directors, the shares required for the exercise being provided by a transfer of shares from the ESOP. As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP both the above transfers are disclosable as a change in their interests.

Formal notice follows of (A) Partnership and Matching Shares held on behalf of Executive Directors in accordance with the SIP (B) the change in the interests of the ESOP :

A. Partnership and Matching Shares held on behalf of Executive Directors in accordance with the SIP

	Partnership Shares	Matching Shares
P C Badcock	265	66
D A Fischel	265	66
J I Saggers	265	66
A C Smith	265	66

B. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether	Non-beneficial interest of the

	notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder (s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/non discretionary:	(a & b) Transfer of shares to meet Partnership & Matching share obligations under the SIP (c) Transfer on exercise of options to employees other than Executive Directors	
7	Shares transferred:	No. of Shares: (a) 20,577 (b) 1,072 (c) 71,685	Price per Share: (a) 566p (b) Nil (c) 402p
8	Percentage of issued class:	(a) 0.007% (b) 0.0003% (c) 0.023%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	(a) 15.04.03 (b) 15.04.03 (c) 16.04.03	
11	Date company informed:	22.04.03	
12	Total holding following this notification:	5,708,801	
13	Total percentage holding of issued class following this notification:	1.828%	

Date of Notification: 22 April 2003

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Liberty International PLC
Form of Proxy

For use at the Annual General Meeting of the company on 26 March 2003, by ordinary shareholders only.

I/We ....
PLEASE USE BLOCK LETTERS

a member/members of the above-named company hereby appoint Mr D.A. Fischel, Chief Executive of the company (note 1)

....

as my/our proxy to vote for me/us on the ordinary business set out below at the Annual General Meeting of the company to be held on 26 March 2003 and at any adjournment thereof.

Please indicate with an "X" in the space below how you wish your vote to be cast (note 2).

Ordinary Business	For	Against
To re-elect Mr D. Gordon as a Director		

Dated this .... day of 2003

Signature(s)..

Name and address..
PLEASE USE BLOCK LETTERS

....

Name(s) of joint holder(s) (if any)..

Notes:

1 A member is entitled to appoint a proxy of his own choice. If any other proxy is preferred strike out the reference to "Mr D.A. Fischel, Chief Executive of the company" and insert the name of the proxy you wish to appoint and initial the alteration. A proxy need not be a member of the company.
2 Please indicate with an "X" in the appropriate box how you wish the proxy to vote. The proxy will exercise his discretion as to how he votes or whether he abstains from voting on the resolution referred to above if no instruction is given in respect of that resolution.
3 If the member is a corporation this form must be executed under its common seal or under the hand of an attorney or a duly authorised officer of the corporation.
4 In the case of joint holders the signature of one will be sufficient but the names of all the joint holders should be stated. If more than one joint holder is present at the meeting either personally or by proxy the vote of the joint holder whose name stands first in the Register of Members shall be counted.
5 To be valid the instrument appointing a proxy (and where it is signed on behalf of the appointor by an attorney, the letter or power of attorney, or a duly certified copy thereof) must (failing previous registration with the company) be delivered at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars, Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR. Shareholders registered on the South African section of the register should return the form of proxy to Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (Postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to them.